   As filed with the Securities and Exchange Commission on October 13, 1995

                                                       Registration No. 33-63079
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  ----------

                                AMENDMENT NO. 1
                                      to

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                                  ----------

                           KEYSTONE FINANCIAL, INC.

            (Exact name of registrant as specified in its charter)

         Pennsylvania                          6711                    23-2289209

(State or other jurisdiction of    (Primary Standard Industrial     (I.R.S. Employer
incorporation or organization)     Classification Code Number)     Identification No.)

                              One Keystone Plaza
                           Front and Market Streets
                                 P.O. Box 3660
                      Harrisburg, Pennsylvania 17105-3660
                                (717) 233-1555

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  ----------


                             Ben G. Rooke, Esquire
                           Keystone Financial, Inc.
                              One Keystone Plaza
                           Front and Market Streets
                                 P.O. Box 3660
                      Harrisburg, Pennsylvania 17105-3660
                                (717) 231-5701

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  ----------

 ===============================================================================

                          Proxy Statement/Prospectus

                           KEYSTONE FINANCIAL, INC.

             Up to 1,298,763 Shares of Common Stock, $2 par value
                       issuable in proposed merger with

                        NATIONAL AMERICAN BANCORP, INC.

         This Proxy Statement/Prospectus is being furnished to the holders of Common Stock, par value $5.00 per share ("NAB Common Stock"), of National American Bancorp, Inc. ("NAB") in connection with the solicitation of proxies by its Board of Directors for use at a Special Meeting of Shareholders of NAB (the "Special Meeting") to be held on November 21, 1995. The purpose of the Special Meeting is to consider a proposed merger (the "Merger") of NAB into Keystone Financial, Inc. ("Keystone"). As a result of the Merger, Keystone, which will be the surviving corporation, will acquire all of the assets and liabilities of NAB, and the shareholders of NAB will become shareholders of Keystone. The number of shares of Common Stock, par value $2.00 per share of Keystone ("Keystone Common Stock") into which each outstanding share of NAB Common Stock will be converted in the Merger will be determined by dividing $60.00 by the average closing bid price for Keystone Common Stock for the 20 trading days ending 11 trading days prior to the Merger, but will not be less than 2.00 shares nor more than 2.20 shares of Keystone Common Stock for each NAB share.
On October 11, 1995, the closing bid price for Keystone Common Stock on the NASDAQ National Market System was $32.00 per share, and the closing sale price was $32.50 per share. NAB shareholders should note that the market value of the Keystone Common Stock may change prior to consummation of the Merger. The approximate date on which this Proxy/Statement Prospectus will first be mailed to the shareholders of NAB is October 16, 1995.

                        ------------------------------

    THE SHARES OF KEYSTONE COMMON STOCK TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
         COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          THE SHARES OF KEYSTONE COMMON STOCK OFFERED HEREBY ARE NOT
         SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR
        SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT
            INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
                        ------------------------------

      No person has been authorized to give any information or to make any representation not contained in this Proxy Statement/Prospectus, and, if given or made, any such information or representation should not be relied upon as having been authorized by Keystone or NAB. This Proxy Statement/Prospectus does not constitute an offer or solicitation by any person in any State in which such offer or solicitation is not authorized by the laws thereof or in which the person making such offer or solicitation is not qualified to make the same. Neither the delivery of this Proxy Statement/Prospectus at any time nor the distribution of Keystone Common Stock hereunder shall imply that the information contained herein is correct as of any time subsequent to its date.

                        ------------------------------

       The date of this Proxy Statement/Prospectus is October 13, 1995.

                             AVAILABLE INFORMATION

      Keystone has filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 (the "Securities Act") a Registration Statement on Form S-4 (the "Registration Statement") covering the shares of Keystone Common Stock issuable in the Merger. As permitted by the rules and regulations of the SEC, this Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. The statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are of necessity brief descriptions and are not necessarily complete. Each such statement is qualified in its entirety by reference to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits thereto can be inspected at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and copies of such material can be obtained at prescribed rates by mail addressed to the SEC, Public Reference Section, Washington, D.C. 20549.

      Keystone and NAB are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C.; Suite 1400, 500 West Madison Street, Chicago, Illinois; and Room 1228, 75 Park Place, New York, New York. Copies of such material can also be obtained at prescribed rates by mail addressed to the SEC, Public Reference Section, Washington, D.C. 20549. Keystone Common Stock is quoted on the NASDAQ National Market System, and such Keystone reports and proxy statements and other Keystone information can also be inspected at the offices of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C.

      This Proxy Statement/Prospectus incorporates by reference certain documents relating to the Merger, to Keystone and to NAB which are not presented herein or delivered herewith. See "Plan of Merger," "Information Concerning Keystone--Keystone Documents Incorporated by Reference" and "Information Concerning NAB--NAB Documents Incorporated by Reference." Copies of such documents, including the Plan of Merger, are available upon written or oral request and without charge to any person to whom this Proxy Statement/Prospectus has been delivered. Requests for copies of documents incorporated by reference herein and relating to the Merger or to Keystone should be directed to Keystone Financial, Inc., One Keystone Plaza, Front and Market Streets, P.O. Box 3660, Harrisburg, Pennsylvania 17105-3660, Attention: Ben G. Rooke, Corporate Secretary (telephone: 717-231-5701). Requests for copies of NAB documents incorporated by reference herein should be directed to National American Bancorp, Inc., 312 Main Street, Towanda, Pennsylvania 18848-0500, Attention:
Donald R. Brennan, Vice President and Treasurer (telephone: 717-265-6191). In order to ensure timely delivery of the documents, any such request by an NAB shareholder should be made not later than November 14, 1995.

                           KEYSTONE FINANCIAL, INC.
                                      and
                        NATIONAL AMERICAN BANCORP, INC.

                                  -----------

                          PROXY STATEMENT/PROSPECTUS

                                  -----------

                               TABLE OF CONTENTS

                                                                        Page
                                                                        ----

SUMMARY...............................................................  iii

INTRODUCTION
     Record Date; Voting Rights.......................................    1
     Purpose of the Special Meeting...................................    1
     Voting and Revocation of Proxies.................................    2
     Solicitation of Proxies..........................................    2

PLAN OF MERGER
     The Merger.......................................................    2
     Background of and Reasons for the Merger.........................    3
     Required Vote; Management Recommendation.........................    5
     Voting Agreements................................................    5
     Trust Department Shares..........................................    6
     Opinion of NAB Financial Advisor.................................    6
     Conversion of NAB Common Stock...................................   10
     Tax Consequences to NAB Shareholders.............................   11
     Interests of Certain Persons in the Transaction..................   13
     Warrant Agreement................................................   15
     Inconsistent Activities..........................................   16
     Conduct of NAB Business Pending the Merger.......................   16
     NAB Dividend Provision...........................................   16
     Conditions to the Merger.........................................   17
     Representations and Warranties...................................   17
     Amendment, Waiver and Termination................................   18
     Dissenters' Rights of NAB Shareholders...........................   18
     Restrictions on Resales by NAB Affiliates........................   21
     Effect of Certain Transactions Involving Keystone................   21
     Expenses.........................................................   21
     Effective Date of the Merger.....................................   22
     Accounting Treatment.............................................   22

INFORMATION CONCERNING KEYSTONE
   SELECTED FINANCIAL DATA............................................   23
   STOCK PRICES AND DIVIDENDS ON KEYSTONE COMMON STOCK................   25
   KEYSTONE DOCUMENTS INCORPORATED BY REFERENCE.......................   26

INFORMATION CONCERNING NAB
   SELECTED FINANCIAL DATA............................................   27
   MARKET AND DIVIDEND INFORMATION CONCERNING
     NAB COMMON STOCK.................................................   28
   NAB DOCUMENTS INCORPORATED BY REFERENCE............................   29

COMPARISON OF KEYSTONE COMMON STOCK
   AND NAB COMMON STOCK...............................................   30

LEGAL OPINIONS........................................................   36

EXPERTS...............................................................   36

OTHER MATTERS.........................................................   36

ANNEXES
   I.  Opinion of Berwind Financial Group, L.P. to NAB................  A-1
  II.  Statutory Provisions Concerning Dissenters'
         Rights of NAB Shareholders...................................  A-3
 III.  1994 Annual Report of NAB......................................  A-9
  IV.  Quarterly Report on Form 10-Q of NAB for the
         quarter ended June 30, 1995.................................. A-43

                                    SUMMARY


      The following is a brief summary of certain information which may also be contained elsewhere in this Proxy Statement/Prospectus. This summary is provided for convenience and should not be considered complete. It is qualified in its entirety by the more detailed information contained in this Proxy
Statement/Prospectus and in the Annexes hereto.


The Parties

      Keystone Financial, Inc. ("Keystone"), a Pennsylvania corporation, is a bank holding company with its principal executive offices at One Keystone Plaza, Front and Market Streets, P.O. Box 3660, Harrisburg, Pennsylvania 17105-3660 (telephone: 717-233-1555).

      In terms of assets, Keystone is the seventh largest bank holding company in Pennsylvania. Its banking subsidiaries are Northern Central Bank, Williamsport, Pennsylvania; Mid-State Bank and Trust Company, Altoona, Pennsylvania; Pennsylvania National Bank and Trust Company, Pottsville, Pennsylvania; The Frankford Bank, N.A., Horsham, Pennsylvania; American Trust Bank, Cumberland, Maryland; and American Trust Bank of West Virginia, Inc., Keyser, West Virginia.

      Keystone's subsidiary banks provide a wide range of financial products and services through a combined total of 140 community offices located in central and southeastern Pennsylvania, western Maryland and northeastern West Virginia. Keystone's subsidiary banks operate under the "supercommunity" banking philosophy, functioning as local community banks with a personalized service approach to customers while at the same time taking advantage of the size of the larger Keystone organization to provide a broad product line and gain operating and management efficiencies through economies of scale. In addition to the traditional banking services provided by its member banks, Keystone has established several nonbanking subsidiaries to deliver an array of services to both Keystone and its customers, including brokerage, mortgage banking, leasing, investments and credit life and accident and health insurance. See "Keystone Documents Incorporated by Reference."

         Keystone Common Stock is traded in the over-the-counter market under the symbol "KSTN" and is listed in the NASDAQ National Market System. On October 11, 1995, the closing sale price for Keystone Common Stock on the NASDAQ National Market System was $32.50. See "Information Concerning Keystone--Stock Prices and Dividends on Keystone Common Stock."

      At June 30, 1995, Keystone reported consolidated total assets of $4.734 billion, deposits of $3.855 billion and net loans and leases of $3.240 billion. Keystone reported net income of $51,359,000, or $2.20 per share, for the year ended December 31, 1994 and net income of $29,677,000, or $1.27 per share, for the six months ended June 30, 1995. See "Information Concerning Keystone-- Selected Financial Data" and "Keystone Documents Incorporated by Reference."

      National American Bancorp, Inc. ("NAB"), a Pennsylvania corporation, is a bank holding company with its principal executive offices at 312 Main Street, Towanda, Pennsylvania 18848-0500 (telephone: 717-265-6191). Its bank subsidiary is The First National Bank of Bradford County ("First National Bank"), which has 10 banking offices in Bradford County in north central Pennsylvania. Through its 10 banking offices, First National Bank offers traditional depository, lending and personal trust services to consumers, businesses and governmental units which are located primarily in Bradford County and its contiguous counties, including those in the southern tier counties of New York state. See "Information Concerning NAB--NAB Documents Incorporated by Reference."

      At June 30, 1995, NAB reported consolidated total assets of $152.673 million, deposits of $126.386 million and net loans of $74.309 million. NAB reported net income of $1,592,200, or $2.88 per share, for the year ended December 31, 1994 and net income of $911,902, or $1.63 per share, for the six months ended June 30,

1995. See "Information Concerning NAB--Selected Financial Data" and "Information Concerning NAB--NAB Documents Incorporated by Reference."


The NAB Special Meeting

         The Special Meeting of Shareholders of NAB (the "Special Meeting") will be held at 10:00 a.m., local time, on Tuesday, November 21, 1995 at NAB's main office, 312 Main Street, Towanda, Pennsylvania. Only holders of record of Common Stock, par value $5.00 per share, of NAB ("NAB Common Stock") at the close of business on October 10, 1995 will be entitled to notice of and to vote at the Special Meeting. At that date, 578,847 shares of NAB Common Stock were outstanding, each share being entitled to one vote. See "Introduction."


The Merger

      At the Special Meeting, the shareholders of NAB will be asked to approve an Agreement and Plan of Reorganization and a related Agreement and Plan of Merger (collectively, the "Plan of Merger") between Keystone and NAB. The Plan of Merger provides for the merger of NAB into Keystone (the "Merger"). It is contemplated that simultaneously with or following the Merger, First National Bank will be merged (the "Bank Merger") into Northern Central Bank, one of Keystone's operating bank subsidiaries. See "Plan of Merger--The Merger."

         As a result of the Merger, the shareholders of NAB will become shareholders of Keystone. Each outstanding share of NAB Common Stock will be converted in the Merger into a number of shares of Keystone Common Stock to be determined by dividing $60.00 by the average closing bid price for Keystone Common Stock for the 20-trading-day period ending on the 11th trading day prior to the Merger, but in no event shall such number be less than 2.00 shares nor more than 2.20 shares of Keystone Common Stock for each share of NAB Common Stock. Cash will be paid in lieu of any fractional share of Keystone Common Stock. See "Plan of Merger--Conversion of NAB Common Stock." On October 11, 1995, the closing bid price for Keystone Common Stock on the NASDAQ National Market System was $32.00 per share, and the closing sale price was $32.50 per share.


Reasons for the Merger

      NAB. In the last several years, economic and competitive forces have converged with legislative and regulatory changes to accelerate the pace of consolidation in the banking industry. The growing disparity in resources between larger regional bank holding companies and smaller independent organizations could impede the ability of those organizations to continue to provide their customers with competitive and cost-effective services and products and to retain talented officers and employees. In this environment, many banking companies have concluded that shareholder value is enhanced by merging with a larger organization rather than remaining independent.

      In reaching its conclusion to approve the Plan of Merger and Warrant Agreement, NAB's Board of Directors considered a variety of factors, including:


         (i) The terms and conditions of the Plan of Merger and other documents to be executed in connection with the Merger;

        (ii) The consideration offered by Keystone in the Plan of Merger in relation to the market value, book value and earnings per share of NAB Common Stock and the prospects for a higher current trading value for the Keystone Common Stock to be received in the Merger and better prospects for further growth than if NAB were to remain independent;

       (iii) NAB's business, results of operations, financial condition and prospects were it to remain independent;

        (iv) The current general business, economic and market conditions and prospects for the markets in which NAB operates;

         (v) Keystone's management, business, results of operations, financial condition and prospects;

        (vi) The price attainable for NAB's Common Stock at this time compared with the risks involved and possible price available at a later time;

       (vii) The current and historical dividends paid on NAB Common Stock and Keystone Common Stock and the significant increase in dividends which would result to NAB's shareholders from the Merger;

      (viii) The future prospects of Keystone and the anticipated strengths and synergies (including cost savings and efficiencies) anticipated from the Merger;

        (ix) The structure of the Merger, including the expectation that the Merger will be a tax-free transaction to NAB's shareholders (except for the portion of consideration to be paid in cash for fractional shares);

         (x) The financial terms of other recent business combinations in the banking industry;

        (xi) The financial advice rendered by the investment banking firm of Berwind Financial Group, L.P. ("Berwind"), including its opinion to the effect that the consideration to be received by NAB shareholders in the Plan of Merger is fair, from a financial point of view, to NAB's shareholders and the factors considered by Berwind as set forth in such opinion; and

       (xii) The effect of the Merger on NAB's employees, customers, the communities served by NAB and other constituencies.

      Keystone. Through the Merger, Keystone seeks to strengthen its franchise by expanding its existing presence in the middle region of Pennsylvania, which is historically Keystone's primary market area. Through the Bank Merger, Keystone seeks to bolster its operations in north central Pennsylvania and to enhance its service to the residents and businesses of that region. The addition of First National Bank's offices to Northern Central Bank will enable it to provide more efficient and convenient service to its customers in Bradford County and to better serve the market's larger commercial customers by making more services available to these customers.


Vote Required for Approval

         Approval of the Plan of Merger by the shareholders of NAB requires the affirmative vote of the holders of a majority of the shares of NAB Common Stock represented in person or by proxy at the Special Meeting. An abstention will have the same legal effect as a vote against approval of the Plan of Merger. A broker non-vote will not affect the number of votes required for approval of the Plan of Merger. See "Plan of Merger--Required Vote; Management Recommendation." As of October 10, 1995, the directors and executive officers of NAB beneficially owned an aggregate of 15.05% of the outstanding NAB Common Stock.

         The directors of NAB have entered into agreements with Keystone to vote in favor of the Plan of Merger shares of NAB Common Stock beneficially owned by them individually or jointly and to use their best efforts to cause certain other shares over which they have or share voting power to be voted in favor of the Plan of Merger. These agreements cover an aggregate of 12.12% of the outstanding NAB Common Stock. No monetary or other compensation was paid to any NAB director for entering into these agreements. See "Plan of Merger--Voting Agreements."

      As of September 22, 1995, First National Bank, NAB's wholly owned subsidiary, acting in a fiduciary capacity, had sole voting power over 0.79% of the outstanding NAB Common Stock, and as of September 15, 1995, Keystone's subsidiary banks, acting in a fiduciary capacity, had sole voting power over 0.29% of the outstanding NAB Common Stock. It is anticipated that the shares over which the banks have voting power will be voted in favor of the Plan of Merger. See "Plan of Merger--Trust Department Shares."

      The Merger does not require approval by the shareholders of Keystone.


Opinion of Financial Advisor

         The investment banking firm of Berwind Financial Group, L.P. has rendered an opinion to the Board of Directors of NAB dated October 9, 1995 that the terms of the Merger are fair, from a financial point of view, to NAB shareholders. This opinion is attached as Annex I to this Proxy Statement/Prospectus and should be read in its entirety for information as to the matters considered and the assumptions made in rendering such opinion. See "Plan of Merger--Opinion of NAB Financial Advisor."


Board of Directors' Recommendation

      The Board of Directors of NAB believes that the Merger is in the best interests of the shareholders of NAB and unanimously recommends that NAB shareholders vote "FOR" approval of the Plan of Merger. See "Plan of Merger-- Required Vote; Management Recommendation."

      NAB SHAREHOLDERS ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.


Interests of Certain Persons in the Transaction

      David S. Packard, the President and Chief Executive Officer and a director of NAB, has an employment agreement which provides for his employment as President and Chief Executive Officer of NAB and First National Bank through 1998 at an annual salary of $130,000, for him to serve as a consultant thereafter through 2006 at an annual fee of $110,000 and for him to receive an annual retirement allowance thereafter for life equal to $110,000 minus an offset based on his retirement benefits under First National Bank's pension plan. The agreement provides that in the event of a "change in control," including a merger of NAB or First National Bank and another entity, Mr. Packard may terminate his employment and receive for life the retirement allowance of $110,000 per year minus, after 2006, the pension plan offset. The agreement further provides that if Mr. Packard is removed as President and Chief Executive officer of NAB and First National Bank before 1999 or is assigned duties inconsistent with this status, Mr. Packard may terminate his employment and receive the same salary, consulting fee, retirement allowance and other benefits under the agreement as he would have received in the absence of such termination. In connection with the Plan of Merger, Mr. Packard and Keystone have entered into an amendment to the employment agreement effective upon consummation of the Merger. Under the amendment, Mr. Packard has released Keystone from any obligation to provide life, medical or other insurance under the employment agreement after termination of his employment in consideration of Keystone making certain payments to Mr. Packard, including eight annual payments of $40,000 each beginning in 1999. The amendment does not otherwise affect the terms of Mr. Packard's employment agreement.

      First National Bank has agreements with Mr. Packard and with Donald R. Brennan, Edward F. Earley and James E. Parks, three other executive officers of NAB, providing for the maintenance of life insurance policies on the lives of these officers. The agreements provide that if the officer's employment is terminated prior to retirement age for any reason other than disability, the officer will be entitled to receive the cash surrender value of the policy plus accrued interest and dividends. As of September 30, 1995, the cash surrender values of the policies were $188,000 for Mr. Packard, $22,859 for Mr. Brennan, $13,025 for Mr. Earley and $23,356 for Mr. Parks.

         Messrs. Packard and Brennan hold outstanding options under NAB's 1994 Employee Stock Option Plan to purchase up to 10,000 and 1,500 shares of NAB Common Stock, respectively, at an option price of $35 per share. While the options held by Mr. Brennan are exercisable in full, Mr. Packard's option is currently exercisable for only 5,700 shares and will become exercisable for an additional 2,850 shares on January 1, 1996 and for the remaining 1,450 shares on January 1, 1997. In connection with the Plan of Merger, Keystone has agreed with NAB that if the Merger is consummated before January 1, 1996, it will assume the options, which will then become options for Keystone Common Stock.
If the Merger is not consummated before January 1, 1996, Keystone will not assume the options, with the result that all options will be exercisable in full immediately prior to the Merger and, to the extent not exercised, will terminate upon consummation of the Merger. Under the terms of the Plan, unexercised options would terminate three months after termination of the optionee's employment for any reason other than death or disability.

      Keystone has agreed to indemnify NAB's directors and officers with respect to events occurring prior to the Merger and to provide such persons with certain directors' and officers' liability insurance coverage. See "Plan of Merger-- Interests of Certain Persons in the Transaction."


Tax Consequences

      No gain or loss for federal or Pennsylvania income tax purposes will be recognized by shareholders of NAB on the exchange of their shares for Keystone Common Stock in the Merger, except with respect to cash received in lieu of fractional shares and cash paid to shareholders who elect dissenters' rights. For a more complete description of the Federal and Pennsylvania income tax consequences of the Merger, see "Plan of Merger--Tax Consequences to NAB Shareholders."


Warrant Agreement

      In connection with the Plan of Merger, NAB has entered into an Investment Agreement granting Keystone a Warrant (together, the "Warrant Agreement") to purchase up to 19.9% of the outstanding NAB Common Stock, at an exercise price of $60.00 per share, upon the occurrence of certain events. In general, the events which would permit Keystone to exercise its Warrant would involve an attempt by a third person to gain control of NAB. The Warrant Agreement is designed to compensate Keystone for its risks, costs and expenses and the commitment of resources associated with the Plan of Merger in the event the Merger is not consummated due to an attempt by a third person to gain control of NAB. The Warrant Agreement may discourage third persons from making competing offers to acquire NAB and is intended to increase the likelihood that the Plan of Merger will be consummated in accordance with its terms. Exercise of the Warrant for more than 5% of the outstanding NAB Common Stock would be subject to the approval of regulatory authorities. See "Plan of Merger--Warrant Agreement."

Dissenters' Rights

      Record holders of NAB Common Stock who object to the Merger and comply with the prescribed statutory procedures are entitled to have the fair value of their shares determined in accordance with the Pennsylvania Business Corporation Law and paid to them in cash in lieu of the shares of Keystone Common Stock they would otherwise be entitled to receive in the Merger. A copy of the pertinent statutory provisions is attached to this Proxy Statement/Prospectus as Annex II. Failure to follow such provisions precisely may result in a loss of dissenters' rights. See "Plan of Merger--Dissenters' Rights of NAB Shareholders."


Differences in Shareholder Rights

      The rights of the holders of Keystone Common Stock differ in certain respects from those of the holders of NAB Common Stock. While for both NAB and Keystone supermajority shareholder votes are required to approve certain mergers and other transactions between the corporation and a substantial shareholder and certain amendments to the Articles of Incorporation or By-Laws, the types of transactions or amendments subject to the special vote requirements and the votes required for approval differ between the two companies. While both NAB and Keystone have classified Boards of Directors, Keystone shareholders do not have cumulative voting rights in the election of directors, and there are differences in the rights of shareholders of the two companies to nominate and remove directors. NAB shareholders have certain redemption rights not available to Keystone shareholders in the event a person or group acquires 75% of the outstanding shares. Unlike NAB, Keystone has established a shareholder rights plan which may discourage outside persons from attempting to acquire control of Keystone. While both NAB and Keystone are subject to certain provisions of the Pennsylvania Business Corporation Law which may make an attempt to acquire control of the corporation more difficult, Keystone has elected to opt out from coverage by some of these provisions. Because Keystone has more than 2,000 shareholders of record, holders of Keystone Common Stock are not entitled to dissenters' appraisal rights in a variety of situations in which such rights would be available to shareholders of NAB. Unlike NAB, Keystone has an authorized class of preferred stock which, if issued, could affect the rights of the holders of Keystone Common Stock. For a more detailed discussion of the differences between the rights of the holders of NAB Common Stock and those of the holders of Keystone Common Stock, see "Comparison of Keystone Common Stock and NAB Common Stock."


Regulatory Approvals

      The Merger requires approval by the Board of Governors of the Federal Reserve System and the Pennsylvania Department of Banking. The Bank Merger requires approval by the FDIC and the Pennsylvania Department of Banking. Applications for these approvals have been filed and are expected to be approved, although no assurances may be given as to whether or when such approvals may be received.


Conditions; Amendment; Termination

      In addition to NAB shareholder and regulatory approval, consummation of the Merger is contingent upon the receipt of certain tax and accounting opinions and the satisfaction of a number of other conditions. See "Plan of Merger-- Conditions to the Merger." Notwithstanding prior NAB shareholder approval, the Plan of Merger may be amended in any respect other than the formula for converting NAB Common Stock into Keystone Common Stock in the Merger.

      The Plan of Merger may be terminated, and the Merger abandoned, notwithstanding prior NAB shareholder approval, by mutual agreement of Keystone and NAB or by either of them in the event of a material breach of the Plan of Merger by the other party, failure to receive NAB shareholder or regulatory approval or failure to satisfy the conditions to the Merger prior to June 30, 1996 or, in certain circumstances, September 30, 1996. NAB may also terminate the Plan of Merger if the average closing bid price for Keystone Common Stock shall be less than $25.50 for any period of 20 consecutive trading days or if such closing bid price shall be less than $25.50 on the day prior to the closing date for the Merger. See "Plan of Merger--Amendment, Waiver and Termination."

Effective Date of the Merger

      It is presently anticipated that if the Plan of Merger is approved by the shareholders of NAB, the Merger will become effective in the fourth quarter of 1995 or early in 1996. However, there can be no assurance that all conditions necessary to the consummation of the Merger will be satisfied or, if satisfied, that they will be satisfied in time to permit the Merger to become effective at the anticipated time. See "Plan of Merger--Effective Date of the Merger."


Exchange of Certificates

      Instructions on how to effect the exchange of NAB Common Stock certificates for Keystone Common Stock certificates will be sent as promptly as practicable after the Merger becomes effective to each shareholder of record of NAB immediately prior to the Merger. Shareholders should not send in stock certificates until they receive written instructions to do so.


Pre-Announcement Prices

      The following table sets forth (i) the closing sale price for Keystone Common Stock on the NASDAQ National Market System on July 27, 1995, the last trading day prior to the first public announcement of the Merger and (ii) an equivalent per share price for NAB Common Stock computed by multiplying the closing sale price for Keystone Common Stock on July 27, 1995 by 2.017. The conversion rate of 2.017 assumes that the 20-day average closing bid price for Keystone Common Stock which will be used in the conversion formula under the Plan of Merger was $29.75, which was the closing bid price for Keystone Common Stock on July 27, 1995. See "Plan of Merger--Conversion of NAB Common Stock."

                                             Last
                                       Pre-Announcement         Equivalent Per
                                            Price                Share Price
                                            -----                -----------
Keystone Common Stock..............        $30.25                    --
NAB Common Stock...................          --                    $61.01

         On October 11, 1995, the closing sale price for Keystone Common Stock was $32.50, and the closing bid price was $32.00. Using these prices and making the assumptions set forth above, the exchange ratio would have been 2.00, and the equivalent per share price for NAB Common Stock would have been $65.00.

         The last trade of NAB Common Stock known to NAB management to have occurred prior to announcement of the Merger was a trade of 132 shares of NAB Common Stock at $38.00 per share on July 3, 1995. The most recent trade of NAB Common Stock known to NAB management prior to the date of this Proxy Statement/Prospectus was a trade of 200 shares of NAB Common Stock at $55.00 per share on August 28, 1995. Both of such transactions were by parties not affiliated with NAB. There is no established public trading market for NAB Common Stock, and there has been only limited trading in NAB Common Stock. Therefore, these prices may not necessarily be indicative of the true market value of NAB Common Stock. See "Information Concerning NAB--Market and Dividend Information Concerning NAB Common Stock."

Recent Acquisition by Keystone

         On October 10, 1995, Keystone completed the acquisition of Shawnee Financial Services Corporation ("Shawnee") and its wholly owned subsidiary, The Everett Bank, with four banking offices in Bedford County in south central Pennsylvania. Pursuant to merger agreements entered into on January 5, 1995, Shawnee was merged into Keystone, and the shareholders of Shawnee received approximately 501,150 shares of Keystone Common Stock. Simultaneously with the merger of Shawnee and Keystone, The Everett Bank was merged into Keystone's subsidiary, Mid-State Bank and Trust Company.

      At June 30, 1995, Shawnee reported total assets of $72,943,000, deposits of $63,845,000, net loans of $38,765,000 and shareholders' equity of $8,342,000. Shawnee reported net income of $727,000 for the year ended December 31, 1994 and net income of $422,000 for the six months ended June 30, 1995. The Shawnee merger will be accounted for by Keystone under the pooling-of-interests method of accounting.


Accounting Treatment

      The Merger will be accounted for by Keystone under the pooling-of-interests method of accounting. See "Plan of Merger--Accounting Treatment." Pro forma financial information concerning the Merger and the Shawnee merger is not included herein since the addition of NAB and Shawnee would not have materially affected the Keystone historical financial information as presented.

Selected Financial Information--(unaudited)

      The following table sets forth certain historical financial information for Keystone and NAB. The addition of NAB and Shawnee would not have materially affected the Keystone financial information as presented. This information is based on the consolidated financial statements of Keystone and NAB incorporated herein by reference and should be read in conjunction with such statements and the related notes.


                                         Six Months
                                       Ended June 30,                       Year Ended December 31,
                                   ----------------------  ----------------------------------------------------------
                                      1995        1994        1994        1993        1992        1991        1990
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                        (In Thousands, Except Per Share Amounts)
Keystone
Earnings
  Net interest income............  $   98,449  $   91,561  $  188,418  $  182,510  $  177,927  $  163,734  $  155,726
  Provision for
   credit losses.................       4,342       3,976       9,484       7,940      16,053      16,323      15,107
  Net income.....................      29,677      27,986      51,359      51,349      45,742      40,268      37,720

Per Share
  Net income.....................  $     1.27  $     1.20  $     2.20  $     2.20  $     1.99  $     1.77  $     1.66
  Dividends......................        0.68        0.64        1.30        1.19        1.10        1.02        0.91

Balances at Period End
  Assets.........................  $4,733,638  $4,372,549  $4,706,000  $4,419,726  $4,311,779  $4,120,215  $4,041,232
  Deposits.......................   3,855,377   3,600,398   3,827,983   3,582,688   3,655,261   3,560,284   3,523,779
  Long-term debt.................       4,929       7,043       6,054       5,990       5,144       2,143       2,989
  Shareholders' equity...........     436,448     407,843     407,774     412,880     378,314     348,143     327,092

NAB
Earnings
  Net interest income............  $    3,090  $    2,682  $    5,551  $    5,394  $    5,313  $    5,053  $    4,806
  Provision for
   loan losses...................          20           0           0          58         102         460         190
  Net income.....................         912         765       1,592       1,567       1,476       1,271       1,427

Per Share
  Net income.....................  $     1.63  $     1.39  $     2.88  $     2.85  $     2.70  $     2.34  $     2.58
  Dividends......................        0.54        0.52        1.05         .97         .91         .87         .83

Balances at Period End
  Assets.........................  $  152,673  $  152,726  $  155,433  $  148,705  $  139,752  $  138,294  $  127,302
  Deposits.......................     126,386     123,905     123,959     125,950     125,892     125,359     115,311
  Long-term debt.................       6,500       6,500       6,500           0           0           0           0
  Shareholders' equity...........      17,258      15,114      15,372      15,367      13,443      12,124      11,110

Comparative Per Share Data--(unaudited)

      The following table sets forth for the periods indicated (i) historical earnings, book values and dividends per share for Keystone Common Stock and (ii) historical and equivalent comparative earnings and book values per share for NAB Common Stock. The addition of NAB and Shawnee would not have materially affected Keystone's historical earnings and book values per share. The following data is based on the consolidated financial statements of Keystone and NAB incorporated herein by reference and should be read in conjunction with such statements and the related notes.

                                  Six Months
                                Ended June 30,             Year Ended December 31,
                               ----------------  -------------------------------------------
                                1995     1994     1994     1993     1992     1991     1990
                               -------  -------  -------  -------  -------  -------  -------
Net Income Per Common Share
  Keystone Shareholders
    Keystone.................   $ 1.27   $ 1.20   $ 2.20   $ 2.20   $ 1.99   $ 1.77   $ 1.66

  NAB Shareholders
    NAB......................   $ 1.63   $ 1.39   $ 2.88   $ 2.85   $ 2.70   $ 2.34   $ 2.58
    NAB equivalent (1)
      Minimum................     2.54     2.40     4.40     4.40     3.98     3.54     3.32
      Maximum................     2.79     2.64     4.84     4.84     4.38     3.89     3.65

Book Value Per Common Share
  Keystone Shareholders
    Keystone.................   $18.60   $17.49   $17.46   $17.65   $16.29   $15.27   $14.41

  NAB Shareholders
    NAB......................   $30.05   $27.36   $27.83   $27.82   $24.06   $22.23   $20.62
    NAB equivalent (1)
      Minimum................    37.20       --    34.92       --       --       --       --
      Maximum................    40.92       --    38.41       --       --       --       --

Cash Dividends Declared Per
  Common Share (2)
  Keystone Shareholders
    Keystone.................   $ 0.68   $ 0.64   $ 1.30   $ 1.19   $ 1.10   $ 1.02   $ 0.91

  NAB Shareholders
    NAB......................   $ 0.54   $ 0.52   $ 1.05   $  .97   $  .91   $  .87   $  .83
    NAB equivalent (1)
      Minimum................     1.36     1.28     2.60     2.38     2.20     2.04     1.82
      Maximum................     1.50     1.41     2.86     2.62     2.42     2.24     2.00
-----------------------

(1) The Plan of Merger provides for the conversion of each share of NAB Common Stock into not less than 2.00 (minimum) and not more than 2.20 (maximum) shares of Keystone Common Stock. The NAB equivalent per share data represents the historical data of Keystone multiplied by the minimum and maximum exchange ratios.

(2) While Keystone is not obligated to pay cash dividends, the Board of Directors presently intends to continue the policy of paying quarterly cash dividends. Future dividends will depend, in part, upon the earnings and financial condition of Keystone.

                           KEYSTONE FINANCIAL, INC.
                                     and
                       NATIONAL AMERICAN BANCORP, INC.

                         ---------------------------

                          PROXY STATEMENT/PROSPECTUS

                         ---------------------------


                                 INTRODUCTION


         This Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of Directors of National American Bancorp, Inc. ("NAB") of proxies to be voted at a Special Meeting of Shareholders of NAB (the "Special Meeting") to be held on Tuesday, November 21, 1995 and at any adjournment or adjournments thereof. The Special Meeting will be held at 10:00 a.m., local time, at NAB's main office, 312 Main Street, Towanda, Pennsylvania. The approximate date on which this Proxy Statement/Prospectus will first be mailed to the shareholders of NAB is October 16, 1995.


Record Date; Voting Rights

         The Board of Directors of NAB has fixed the close of business on October 10, 1995 as the record date for determining the shareholders of NAB entitled to notice of and to vote at the Special Meeting. At that date, 578,847 shares of Common Stock, par value $5.00 per share, of NAB ("NAB Common Stock") were outstanding. Each such share entitles its holder of record at the close of business on the record date to one vote on each matter properly submitted to the shareholders for action at the Special Meeting. NAB does not have any other outstanding class of capital stock. On August 31, 1995, there were approximately 598 shareholders of record of NAB Common Stock.


Purpose of the Special Meeting

      At the Special Meeting, the shareholders of NAB will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Reorganization and a related Agreement and Plan of Merger, each dated as of July 26, 1995 (collectively, the "Plan of Merger"), between NAB and Keystone Financial, Inc. ("Keystone"). As more fully described below under "Plan of Merger," the Plan of Merger provides for a merger of NAB into Keystone (the "Merger"). In the Merger, each outstanding share of NAB Common Stock (other than shares subject to dissenters' rights) will be converted into not more than 2.20 shares and not less than 2.00 shares of Keystone Common Stock, with the actual exchange ratio depending upon the market value of Keystone Common Stock prior to the Merger.
It is contemplated that simultaneously with or shortly following the Merger, NAB's bank subsidiary, The First National Bank of Bradford County ("First National Bank"), will be merged into Northern Central Bank, one of Keystone's operating bank subsidiaries.

      NAB has received an opinion of the investment banking firm of Berwind Financial Group, L.P. ("Berwind") that the terms of the Merger are fair to the shareholders of NAB from a financial point of view. See "Plan of Merger-- Opinion of NAB Financial Advisor."

      THE BOARD OF DIRECTORS OF NAB BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF THE SHAREHOLDERS OF NAB AND UNANIMOUSLY RECOMMENDS THAT NAB SHAREHOLDERS VOTE TO APPROVE THE PLAN OF MERGER.


Voting and Revocation of Proxies

      All properly executed proxies not theretofore revoked will be voted at the Special Meeting or any adjournments thereof in accordance with the instructions thereon. Proxies containing no voting instructions will be voted in favor of approval of the Plan of Merger. The Board of Directors of NAB knows of no other business to be presented for consideration at the Special Meeting. However, if any other matter is properly brought before the Special Meeting and submitted to a shareholder vote, proxies will be voted in accordance with the judgment of the proxyholders named thereon. However, the proxy of any shareholder who votes against approval of the Plan of Merger will not be used to vote in favor of any proposal to adjourn the Special Meeting in the event NAB management wishes to adjourn the Special Meeting in order to allow time for the solicitation of additional votes to approve the Plan of Merger.

      A shareholder who has executed and returned a proxy may revoke it at any time before it is voted by filing with the Secretary of NAB written notice of such revocation, by submitting a later dated proxy or by attending the Special Meeting and voting in person by ballot. Attendance at the Special Meeting will not, of itself, constitute a revocation of a proxy.


Solicitation of Proxies

      In addition to solicitation by mail, directors, officers and employees of NAB or First National Bank may solicit proxies from the shareholders of NAB in person or by telephone or otherwise. No additional compensation will be paid for such solicitation. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward proxy soliciting materials to beneficial owners of shares held of record by them and will be reimbursed by NAB for their reasonable expenses. NAB will bear its own expenses in connection with the solicitation of proxies for the Special Meeting, except that Keystone and NAB will each pay 50% of the printing costs related to the solicitation of proxies from NAB shareholders. See "Plan of Merger--Expenses." NAB estimates that its out-of-pocket expenses in connection with the solicitation of proxies for the Special Meeting will be approximately $8,000, including 50% of total printing costs estimated at $12,000.


                                PLAN OF MERGER

      This section of the Proxy Statement/Prospectus describes the material terms of the Plan of Merger. The following description does not purport to be complete and is qualified in its entirety by reference to the Plan of Merger, which has been filed with the SEC as an exhibit to the Registration Statement. The Plan of Merger is incorporated in this Proxy Statement/Prospectus by reference to such filing and is available upon request. See "Available Information."


The Merger

      The Plan of Merger provides for a merger of Keystone and NAB in which Keystone will be the surviving corporation. As a result of the Merger, Keystone will acquire all of the assets and liabilities of NAB, and NAB will cease to exist as a separate corporation.

      In the Merger, the shareholders of NAB will become shareholders of Keystone. The number of shares of Keystone Common Stock into which each outstanding share of NAB Common Stock (other than shares subject to dissenters' rights) will be converted will be determined by dividing $60.00 by the average closing bid price for Keystone Common Stock for the 20 trading days ending 11 trading days prior to Merger, but will not be less than 2.00 nor more than 2.20 shares of Keystone Common Stock for each share of NAB Common Stock. On October 11, 1995, the closing bid price for Keystone Common Stock was $32.00 per share. Cash will be paid in lieu of any fractional share of Keystone Common Stock. See "Conversion of NAB Common Stock."

      Keystone is a bank holding company with its principal executive offices in Harrisburg, Pennsylvania. The principal subsidiaries of Keystone are Northern Central Bank, Williamsport, Pennsylvania; Mid-State Bank and Trust Company, Altoona, Pennsylvania; Pennsylvania National Bank and Trust Company, Pottsville, Pennsylvania; The Frankford Bank, N.A., Horsham, Pennsylvania; American Trust Bank, Cumberland, Maryland; and American Trust Bank of West Virginia, Inc., Keyser, West Virginia. Keystone's bank subsidiaries operate a combined total of 140 banking offices in central and southeastern Pennsylvania, western Maryland and northeastern West Virginia. See "Summary--The Parties--Keystone" and "Keystone Documents Incorporated by Reference."

      NAB is a bank holding company with its principal executive offices in Towanda, Pennsylvania. NAB's bank subsidiary is First National Bank, which has 10 banking offices in Bradford County in north central Pennsylvania. See "Summary--The Parties--NAB" and "NAB Documents Incorporated by Reference."

      It is contemplated that simultaneously with or shortly following the Merger of NAB and Keystone, First National Bank, NAB's bank subsidiary, will be merged into Northern Central Bank, one of Keystone's bank subsidiaries (the "Bank Merger"). The Bank Merger is conditioned upon the prior or simultaneous consummation of the Merger of NAB and Keystone. While the Merger of NAB and Keystone is not conditioned upon consummation of the Bank Merger, it is a waivable condition to Keystone's obligations to consummate the Merger that the regulatory approvals required for the Bank Merger shall have been received. See "Conditions to the Merger."


Background of and Reasons for the Merger

      NAB. In the last several years, economic and competitive forces have converged with legislative and regulatory changes to accelerate the pace of consolidation in the banking industry. The growing disparity in resources between larger regional bank holding companies and smaller independent organizations could impede the ability of those smaller organizations to continue to provide their customers with competitive and cost-effective services and products and to retain talented officers and employees. In this environment, many smaller banking companies have concluded that shareholder value is enhanced by merging with a larger organization rather than remaining independent.

      In mid-1994, NAB's Board of Directors decided to reevaluate whether continuing as an independent entity was in the best interests of NAB's shareholders and other constituencies. On August 23, 1994, Berwind was engaged by NAB's Board to act as its financial advisor. In November 1994, Berwind met with NAB's Board to discuss the probable valuation of NAB in a sale compared with its valuation as an independent bank holding company. After various Board discussions, Berwind was instructed in January 1995 to solicit preliminary expressions of interest from potential acquirers of NAB.

      On March 7, 1995, Berwind reported to NAB's Board on the results of its solicitation and reviewed and evaluated the preliminary expressions of interest which had been received. NAB's Board was dissatisfied with the prices suggested in the preliminary expressions of interest and directed Berwind to contact several of the respondents with the purpose of increasing the suggested offering prices for NAB. Keystone was willing to negotiate with respect to the offering price, and negotiations continued with Keystone with respect to price into May 1995. Keystone and NAB conducted due diligence investigations of their respective organizations and negotiated various other aspects of the Plan of Merger during May, June and July of 1995.

      NAB's Board of Directors held a special meeting on July 26, 1995 to consider Keystone's merger proposal and the Plan of Merger and Warrant Agreement. At this meeting, Berwind made a detailed presentation concerning the merger proposal and compared the terms of the Keystone proposal to other recent comparable transactions. NAB's legal counsel conducted a detailed review of the Plan of Merger and Warrant Agreement. After extensive questions, discussion, and deliberation, NAB's Board of Directors unanimously voted to accept the Keystone merger proposal and approve the Plan of Merger and Warrant Agreement.

      NAB's Board of Directors has considered the terms and provisions of the Plan of Merger and Warrant Agreement and concluded that they are fair to the shareholders of NAB and that consummation of the Merger is in the best interests of NAB and its shareholders. The Board of Directors of NAB has approved the Plan of Merger and Warrant Agreement and recommends approval of the Plan of Merger to the shareholders of NAB.

      In reaching its conclusion to approve the Plan of Merger and Warrant Agreement, NAB's Board of Directors considered a variety of factors, including:

            (i) The terms and conditions of the Plan of Merger and other documents to be executed in connection with the Merger;

           (ii) The consideration offered by Keystone in the Plan of Merger in relation to the market value, book value and earnings per share of NAB Common Stock and the prospects for a higher current trading value for the Keystone Common Stock to be received in the Merger and better prospects for further growth than if NAB were to remain independent;

          (iii) NAB's business, results of operations, financial condition and prospects were it to remain independent;

           (iv) The current general business, economic and market conditions and prospects for the markets in which NAB operates;

            (v) Keystone's management, business, results of operations, financial condition and prospects;

           (vi) The price attainable for NAB's Common Stock at this time compared with the risks involved and possible price available at a later time;

          (vii) The current and historical dividends paid on NAB Common Stock and Keystone Common Stock and the significant increase in dividends which would result to NAB's shareholders from the Merger;

         (viii) The future prospects of Keystone and the anticipated strengths and synergies (including cost savings and efficiencies) from the Merger;

           (ix) The structure of the Merger, including the expectation that the Merger will be a tax-free transaction to NAB's shareholders (except for the portion of consideration to be paid in cash for fractional shares);

            (x) The financial terms of other recent business combinations in the banking industry;

           (xi) The financial advice rendered by Berwind, including its opinion to the effect that the consideration to be received by NAB shareholders in the Plan of Merger is fair, from a financial point of view, to NAB's shareholders and the factors considered by Berwind as set forth in such opinion; and

          (xii) The effect of the Merger on NAB's employees, customers, the communities served by NAB and other constituencies.

      Keystone. Through the Merger, Keystone seeks to strengthen its franchise by expanding its existing presence in the middle region of Pennsylvania. Keystone's roots are in the central portion of the state, having been formed originally by the combination of Mid-State Bank and Trust Company based in Altoona, Pennsylvania, Northern Central Bank, based in Williamsport, Pennsylvania, and Pennsylvania National Bank and Trust Company, based in Pottsville, Pennsylvania. Keystone has previously extended its central Pennsylvania presence southward by the 1994 acquision of American Trust Bank, based in Cumberland, Maryland, and American Trust Bank of West Virginia, based in Keyser, West Virginia. Through the Bank Merger, Keystone seeks to bolster its operations in north central Pennsylvania and to enhance its service to the residents and businesses of that region.

      Currently, Northern Central Bank has four offices in Bradford County, which serve customers located over an area of 280 square miles. By merging with First National Bank, a traditionally well-managed and profitable bank, Northern Central Bank will be able to provide more efficient and convenient service to its customers in Bradford County. Specifically, Northern Central Bank believes it can better serve the market's larger commercial customers by making more services available to these customers.


Required Vote; Management Recommendation

      Approval of the Plan of Merger requires the affirmative votes of a majority of the shares of NAB Common Stock represented in person or by proxy at the Special Meeting. Because a majority of all shares represented at the Special Meeting is required for approval, an abstention will have the same legal effect as a vote against approval of the Plan of Merger. Shares subject to broker non-vote will not be considered to be represented at the Special Meeting and will not be counted in determining the number of votes required for approval of the Plan of Merger. THE BOARD OF DIRECTORS OF NAB UNANIMOUSLY RECOMMENDS THAT NAB SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PLAN OF MERGER.

      The Board of Directors of Keystone has approved the Plan of Merger, and under the Pennsylvania Business Corporation Law no approval of the Plan of Merger by the shareholders of Keystone is required.


Voting Agreements

         In connection with the Plan of Merger, the directors of NAB have entered into agreements to vote certain shares of NAB Common Stock beneficially owned by them in favor of the Plan of Merger. The directors of NAB have agreed with Keystone that they will vote in favor of the Plan of Merger all shares of NAB Common Stock owned by them as individuals or (to the extent of their proportionate voting interest) jointly with other persons, and that they will use their best efforts to cause any other shares of NAB Common Stock over which they have or share voting power to be voted in favor of the Plan of Merger. In the aggregate, these agreements commit 68,516 shares of NAB Common Stock (11.84% of the outstanding shares) to be voted in favor of the Plan of Merger. An additional 1,613 shares of NAB Common Stock (0.28% of the outstanding shares) are subject to the best efforts provisions.

      The agreements further provide that with respect to shares of NAB Common Stock owned by the NAB directors as individuals or (to the extent of the director's proportionate voting interest) jointly with other persons (collectively, "Shares"), the directors will not until the Merger has been consummated or the Plan of Merger has been terminated: (1) vote Shares in favor of any other merger or transaction which would have the effect of a person other than Keystone or an affiliate acquiring control of NAB or First National Bank or
(2) sell or otherwise transfer Shares (i) pursuant to any tender offer or similar proposal made by a person other than Keystone or an affiliate, (ii) to any person other than Keystone or an affiliate seeking to obtain control of NAB or First National Bank or (iii) for the principal purpose of avoiding the director's obligations under the agreement. The agreements define "control" as the ability to (1) direct the voting of 10% or more of the shares eligible to vote in an election of directors of NAB or First National Bank or (2) direct the management and policies of NAB or First National Bank.

      The agreements are applicable to the directors only in their capacities as shareholders and do not affect the exercise of their fiduciary responsibilities as directors or executive officers. The agreements also do not apply to any shares of NAB Common Stock held by a director as a trustee or other fiduciary. No monetary or other compensation was paid to any NAB director for entering into these agreements.

      The foregoing is a summary of the material terms of the voting agreements. The form of these agreements has been filed with the SEC as an exhibit to the Registration Statement. Such form is incorporated herein by reference, and the foregoing summary of the agreements is qualified in its entirety by reference to such filing.


Trust Department Shares

      As of September 22, 1995 NAB's bank subsidiary, First National Bank, acting in a fiduciary capacity for various trusts and estates, had sole voting power over 4,532 shares of NAB Common Stock, representing 0.79% of the outstanding shares. As of September 15, 1995 Keystone's bank subsidiaries, acting in a fiduciary capacity, had sole voting power over 1,674 shares of NAB Common Stock, representing 0.29% of the outstanding shares. It is anticipated that the shares of NAB Common Stock over which the banks have sole voting power will be voted in favor of approval of the Plan of Merger.


Opinion of NAB Financial Advisor

         NAB retained Berwind to act as its financial advisor and to render a fairness opinion in connection with the Merger. Berwind has rendered its opinion to the Board of Directors of NAB that, based upon and subject to the various considerations set forth therein, as of July 26, 1995, and as of October 9, 1995, the Merger is fair, from a financial point of view, to the holders of NAB Common Stock.

         The full text of Berwind's opinion as of October 9, 1995, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex I to this Proxy Statement/Prospectus and should be read in its entirety in connection with this Proxy Statement/Prospectus.
This section of the Proxy Statement/Prospectus sets forth the material terms of Berwind's opinion; however, the summary of the opinion of Berwind set forth herein is qualified in its entirety by reference to the full text of such opinion attached as Annex I to this Proxy Statement/Prospectus.

      NAB retained Berwind to act as NAB's financial advisor in connection with the Merger. Berwind was selected to act as NAB's financial advisor based upon its qualifications, expertise and experience. Berwind has knowledge of, and experience with, Pennsylvania banking markets and banking organizations operating in those markets and was selected by NAB because of its knowledge of, experience with, and reputation in the financial services industry.

         In such capacity, Berwind participated in the negotiations with respect to the pricing and other terms of the Merger, but the decision with respect to the Merger exchange ratio was determined by NAB in the process of its negotiations with Keystone. On July 26, 1995, NAB's Board of Directors approved and executed the Plan of Merger. Berwind delivered an opinion (the "July Opinion") to NAB's Board of Directors stating that, as of such date, the Merger was fair to the shareholders of NAB from a financial point of view. Berwind reached the same opinion as of October 9, 1995. The full text of the opinion of Berwind dated as of October 9, 1995, which sets forth assumptions made, matters considered and limits on the review undertaken (the "Proxy Opinion"), is attached as Annex I to this Proxy Statement/Prospectus. No limitations were imposed by NAB's Board of Directors upon Berwind with respect to the investigations made or procedures followed by Berwind in rendering the July Opinion or the Proxy Opinion.

      In rendering its Proxy Opinion, Berwind: (i) reviewed the historical financial performances, current financial positions and general prospects of NAB and Keystone, (ii) reviewed the Plan of Merger, (iii) reviewed and analyzed the stock market performance of Keystone, (iv) studied and analyzed the consolidated financial and operating data of NAB and Keystone, (v) considered the terms and conditions of the proposed Merger between NAB and Keystone as compared with the terms and conditions of comparable bank mergers and acquisitions, (vi) met and/or communicated with certain members of NAB's and Keystone's senior management to discuss their respective operations, historical financial statements and future prospects and (vii) conducted such other financial analyses, studies and investigations as it deemed appropriate.

      Berwind relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by and discussed with it for purposes of its opinion. With respect to NAB's financial forecasts reviewed by Berwind in rendering its opinion, Berwind assumed that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of NAB as to the future financial performance of NAB. NAB's senior management reviewed for accuracy and completeness all information concerning NAB, including any forecasts, provided to Berwind. Berwind did not make an independent evaluation or appraisal of the assets (including loans) or liabilities of NAB or Keystone, nor was it furnished with any such appraisal. Berwind also did not independently verify and has relied on and assumed that all allowances for loan and lease losses set forth on the balance sheets of NAB and Keystone were adequate and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements.

      The following is a summary of selected analyses prepared by Berwind and presented to NAB's Board in connection with the July Opinion and analyzed by Berwind in connection with the July and Proxy Opinions.

         Comparable Companies and Comparable Acquisition Transaction Analyses. Berwind compared selected financial and operating data for NAB with those of a peer group of selected banks and bank holding companies with assets between approximately $90 million and $250 million, as of the most recent financial period publicly available, located in Pennsylvania and New York counties surrounding Bradford County, Pennsylvania. Financial data and operating ratios compared in the analysis of the NAB peer group included but were not limited to: return on average assets, return on average equity, shareholders' equity to assets ratio and certain asset quality ratios. The analysis showed NAB's return on average assets was 1.13% compared to the peer group median of 1.50%, its return on average equity was 10.67% compared to the peer group median of 14.00%, its equity as a percentage of assets was 9.36% versus the peer group median of 10.87%, its nonperforming assets as a percentage of assets was 0.39% compared to the peer group median of 1.03%, its nonperforming assets as a percentage of equity and loan loss reserves was 3.84% compared to the peer group median of 10.18% and its loan loss reserve as a percentage of nonperforming loans was 150.34% compared to the median of 102.79% for the peer group.

          Berwind also compared selected financial, operating and stock market data for Keystone with those of a peer group of selected commercial banks with assets between $2.0 and $6.0 billion, as of the most recent period publicly available, located in Delaware, Maryland, New Jersey, Pennsylvania and West Virginia. Financial, operating and stock market data, ratios and multiples compared in the analysis of the Keystone peer group included but were not limited to: return on average assets, return on average equity, shareholders' equity to asset ratios, certain asset quality ratios, price to book value, price to tangible book value, price to earnings (latest twelve months) and dividend yield. This analysis showed Keystone's return on average assets was 1.12% compared to the peer group median of 1.21%, its return on average equity was 12.57% versus the peer group median of 13.28%, its shareholders' equity as a percentage of assets was 9.22% versus the peer group median of 8.58%, its nonperforming assets as a percentage of loans and other real estate owned was 0.70% compared to the peer group median of 0.93%, its nonperforming assets as a percentage of shareholders' equity plus loan loss reserve was 7.50% compared to the peer group median of 7.80% and its loan loss reserve as a percentage of nonperforming assets was 121.06% compared to the median of 132.49% for the peer group.

         In addition, the analysis showed that Keystone's common stock price per share ($31.75 on the date of the Proxy Opinion) as a percentage of book value per share was 170.7% compared to the peer group median of 168.7%, its common stock price per share as a percentage of tangible book value was 175.3% compared to the peer group median of 178.2% and its common stock price per share as a multiple of latest twelve months' earnings per share of 14.0 times compared to the peer group median of 13.4 times.

         Berwind also compared the multiples of book value, tangible book value and latest twelve months' earnings inherent to the Merger with the multiples paid in recent acquisitions of banks and bank holding companies that Berwind deemed comparable. The transactions deemed comparable by Berwind included both interstate and intrastate bank and bank holding company acquisitions announced during the twelve month period ended October 9, 1995, in which the selling institution's assets at the time of the announced transaction were between $100 and $300 million.

         Berwind compared transactions located throughout the country and analyzed those transactions in three groups: a national group (73 banks), a regional group (11 banks) and a performance group (7 banks). The national group included transactions throughout the United States; the regional group included transactions involving acquired banking institutions located New Jersey, New York and Pennsylvania; and the performance group included transactions involving commercial banking institutions with year to date return on average assets greater than 1.00%, equity as a percentage of assets greater than 10.00% and nonperforming assets as a percentage of assets less than 1.00%. The median values calculated for price as a percentage of book value were 173.7%, 180.3% and 161.0% for the national, regional and performance group, respectively; the median of price as a percentage of tangible book value was 188.3%, 180.3% and 175.8% for the national, regional and performance group, respectively; and the median of the price per share as a multiple of latest twelve months' earnings per share was 15.0, 21.6 and 14.4 times for the national, regional and performance group, respectively.

          These medians compare to the Merger's price per share as a percentage of book value per share, price per share as a percentage of tangible book value, and price per share as a multiple of latest twelve months' earnings of 211.3%, 211.3% and 20.4 times, respectively. No company or transaction, however, used in this analysis is identical to NAB, Keystone or the Merger. Accordingly, an analysis of the result of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that would affect the public trading values of the companies or company to which they are being compared.

      Discounted Dividend Analysis. Using discounted dividend analyses, Berwind estimated the present value of the future dividend streams that NAB could produce over a five year period under different assumptions as to dividend payout levels, if NAB performed in accordance with various earnings growth forecasts. Berwind also estimated the terminal value for NAB's Common Stock after the five year period by applying a range of earnings multiples to NAB's terminal year earnings. The range of multiples used reflected a variety of scenarios regarding the growth and profitability prospects of NAB. The dividend streams and terminal values were then discounted to present value using discount rates reflecting different assumptions regarding the rates of return required by holders or prospective buyers of NAB's Common Stock.

         Pro Forma Contribution Analysis. Berwind analyzed the changes in the amount of earnings, book value and dividends represented by one share of NAB stock prior to the Merger and 2.00 to 2.20 shares of Keystone stock after the Merger. The analysis considered, among other things, the changes that the Merger would cause to NAB's earnings per share, book value per share and indicated dividends. On a per share equivalent basis (using an exchange ratio of 2.00 shares), NAB's earnings per share increases 42.8% from $3.12 to $4.45, its tangible book value per share increases 19.6% from $30.05 to $35.93 and its dividend per share increases 159.0% from $1.05 to $2.72 per share. In reviewing the pro forma combined earnings, equity and assets of Keystone based on the Merger with NAB, Berwind analyzed the contribution that NAB would have made to the combined company's earnings, equity and assets as of and for the latest twelve month period ended June 30, 1995. Berwind also reviewed the percentage ownership that NAB's shareholders would hold in the combined company.

      In connection with rendering its July Opinion and Proxy Opinion, Berwind performed a variety of financial analyses. Although the evaluation of the fairness, from a financial point of view, of the consideration to be paid in the Merger was to some extent a subjective one based on the experience and judgment of Berwind and not merely the result of mathematical analysis of financial data, Berwind principally relied on the previously discussed financial valuation methodologies in its determinations. Berwind believes its analysis must be considered as a whole and that selecting portions of such analyses and factors considered by Berwind without considering all such analyses and factors could create an incomplete view of the process underlying Berwind's opinion. In its analysis, Berwind made numerous assumptions with respect to business, market, monetary and economic conditions, industry performance and other matters, many of which are beyond NAB's and Keystone's control. Any estimates contained in Berwind's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates.

      In reaching its opinion as to fairness, none of the analyses performed by Berwind was assigned a greater weighting by Berwind than any other analysis. As a result of its consideration of the aggregate of all factors present and analyses preformed, Berwind reached the conclusion, and opined, that terms of the Merger as set forth in the Plan of Merger, are fair from a financial point of view to NAB and its shareholders.

      In connection with delivering its Proxy Opinion, Berwind updated certain analyses described above to reflect current market conditions and events occurring since the date of the Plan of Merger. Such reviews and updates led Berwind to determine that it was not necessary to change the conclusions it had reached in connection with rendering the July Opinion.

      Berwind, as part of its investment banking business, is engaged regularly in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, valuations for various other purposes and in the determination of adequate consideration in such transactions.

      Berwind's Proxy Opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of the date its Proxy Opinion was delivered; events occurring after the date of its Proxy Opinion could materially affect the assumptions used in preparing its Proxy Opinion. Berwind has not undertaken to reaffirm and revise its Proxy Opinion or otherwise comment upon any events occurring after the date thereof.

      In delivering its July Opinion and Proxy Opinion, Berwind assumed that in the course of obtaining the necessary regulatory and governmental approvals for the Merger, no restriction will be imposed on Keystone that would have a material adverse effect on the contemplated benefits of the Merger. Berwind also assumed that there would not occur any change in applicable law or regulation that would cause material adverse change in the prospects or operations of Keystone after the Merger.

      Pursuant to the terms of the engagement letter dated August 23, 1994, NAB has paid Berwind $50,000 for acting as financial advisor in connection with the Merger, including delivering its July and Proxy Opinions. In addition, NAB has agreed to pay Berwind approximately $256,000 upon the consummation of the Merger and to reimburse Berwind for its reasonable out-of-pocket expenses. Whether or not the Merger is consummated, NAB has also agreed to indemnify Berwind and certain related persons against certain liabilities relating to or arising out of its engagement.

         The full text of the Proxy Opinion of Berwind as of October 9, 1995, which sets forth assumptions made and matters considered, is attached hereto as Annex I to this Proxy Statement/Prospectus. NAB's shareholders are urged to read the Proxy Opinion in its entirety. Berwind's Proxy Opinion is directed only to the consideration to be received by NAB's shareholders in the Merger and does not constitute a recommendation to any holder of NAB Common Stock as to how such holder should vote at the NAB Special Meeting.

      THE ABOVE DISCUSSION SETS FORTH THE MATERIAL TERMS OF BERWIND'S PROXY OPINION. HOWEVER, THE FOREGOING PROVIDES ONLY A SUMMARY OF THE PROXY OPINION OF BERWIND AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THAT OPINION, WHICH IS SET FORTH IN ANNEX I TO THIS PROXY STATEMENT/PROSPECTUS.


Conversion of NAB Common Stock

      Exchange Ratio. On the effective date of the Merger, each outstanding share of NAB Common Stock (other than shares subject to dissenters' rights) will be converted into not more than 2.20 shares and not less than 2.00 shares of Keystone Common Stock. Subject to these maximum and minimum exchange ratios, the actual exchange ratio will be determined by dividing $60.00 by the 20-day average pre-Merger closing bid price per share for Keystone Common Stock (determined as described below) and rounding the result to three decimal places. The following table illustrates the operation of the conversion formula:


                                   Number of Shares of
        20-Day Average            Keystone Common Stock
 Pre-Merger Closing Bid Price     into which each Share
         Per Share of              of NAB Common Stock
     Keystone Common Stock          will be Converted
     ---------------------          -----------------
       $30.00 (or above)                  2.000
       $29.75                             2.017
       $29.50                             2.034
       $29.25                             2.051
       $29.00                             2.069
       $28.75                             2.087
       $28.50                             2.105
       $28.25                             2.124
       $28.00                             2.143
       $27.75                             2.162
       $27.50                             2.182
       $27.27 (or below)                  2.200

         The 20-day average pre-Merger closing bid price for Keystone Common Stock used in the formula will be the average of the closing bid prices for Keystone Common Stock reported on the NASDAQ National Market System ("NASDAQ") for the twenty NASDAQ trading days ending on (and including) the eleventh NASDAQ trading day prior to the effective date of the Merger. If NASDAQ shall fail to report a closing bid price for Keystone Common Stock for any NASDAQ trading day in the twenty-day period, the closing bid price for such day shall be deemed to be the same as the closing bid price for the most recent NASDAQ trading day for which such a closing bid price was reported. On October 11, 1995, the closing bid price for Keystone Common Stock reported on NASDAQ was $32.00.

      Surrender of Certificates. As promptly as practicable after the effective date of the Merger, Keystone will send to each shareholder of record of NAB immediately prior to the Merger a letter of transmittal containing instructions on how to effect the exchange of NAB Common Stock certificates for certificates representing the shares of Keystone Common Stock into which their shares have been converted. NAB shareholders should not send in their certificates until they receive such written instructions. However, certificates should be surrendered promptly after instructions to do so are received.

      Any dividends declared on Keystone Common Stock after the effective date of the Merger will apply to all whole shares of Keystone Common Stock into which shares of NAB Common Stock have been converted in the

Merger. However, no former NAB shareholder will be entitled to receive any such dividend until such shareholder's NAB Common Stock certificates have been surrendered for exchange as provided in the letter of transmittal. Upon such surrender, the shareholder will be entitled to receive all such dividends payable on the whole shares of Keystone Common Stock represented by the surrendered certificate or certificates (without interest thereon and less the amount of taxes, if any, which may have been imposed or paid thereon).

      Payment for Fractional Shares. No fractional shares of Keystone Common Stock will be issued in connection with the Merger. Instead, each NAB shareholder who surrenders for exchange NAB Common Stock certificates representing a fraction of a share of Keystone Common Stock will be entitled to receive, in addition to a certificate for the whole shares of Keystone Common Stock represented by the surrendered certificates, cash in an amount equal to such fractional part of a share multiplied by the value of $28.57 for one whole share of Keystone Common Stock.

      Unexchanged Certificates. On the effective date of the Merger, the stock transfer books of NAB will be closed, and no further transfers of NAB Common Stock will be made or recognized. Certificates for NAB Common Stock not surrendered for exchange will entitle the holder only to receive, upon surrender as provided in the letter of transmittal, a certificate for the whole shares of Keystone Common Stock represented by such certificates, plus payment of any amount for a fractional share or dividends to which such holder is entitled as outlined above.

      If the Merger becomes effective and any former NAB shareholder does not surrender his or her NAB Common Stock certificates for exchange on or before the second anniversary of the effective date of the Merger, Keystone, at its option, may at any time thereafter sell such shareholder's Keystone Common Stock without notice to the shareholder. After any such sale, the sole right of such shareholder shall be to receive, upon surrender of the shareholder's NAB Common Stock certificates, the net proceeds of the sale (without interest and less the amount of any taxes which may have been imposed or paid thereon).

      Keystone Shareholder Rights Plan. If no Distribution Date under Keystone's shareholder rights plan (see "Comparison of Keystone Common Stock and NAB Common Stock--Keystone Shareholder Rights Plan") shall have occurred prior to the effective date of the Merger, then each share of Keystone Common Stock issued in the Merger shall also evidence one Right under Keystone's shareholder rights plan. If the Distribution Date shall have occurred, then it is a condition to the Merger that Keystone take one of the actions set forth under "Conditions to the Merger" below.

      Adjustment of Exchange Ratio. The Plan of Merger contains provisions for the proportionate adjustment of the exchange ratio in the event of a stock dividend, stock split, reclassification or similar event involving the Keystone Common Stock or the NAB Common Stock which occurs prior to the Merger.


Tax Consequences to NAB Shareholders

      Federal Income Tax. The Plan of Merger requires as a condition to the Merger that each party receive a written opinion of counsel or of independent public accountants that:

            (1) The Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), and Keystone and NAB will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

            (2) No gain or loss will be recognized by Keystone or NAB as a result of the Merger;

            (3) Except for cash received in lieu of fractional shares, no gain or loss will be recognized by holders of NAB Common Stock on the exchange of their shares for shares of Keystone Common Stock;

            (4) The basis of the shares of Keystone Common Stock to be received by the shareholders of NAB will be the same as the basis of the shares of NAB Common Stock exchanged therefor; and

            (5) The holding period of the shares of Keystone Common Stock received by the shareholders of NAB will include the period during which the NAB Common Stock exchanged therefor was held by the NAB shareholder, provided that the NAB Common Stock was held as a capital asset at the time of the exchange.

      No gain or loss for federal income tax purposes will be recognized by shareholders of NAB on the exchange of their shares for whole shares of Keystone Common Stock. However, gain or loss will be recognized by NAB shareholders upon the receipt of cash in payment for a fractional share. To compute the amount, if any, of such gain or loss, the cost or other basis of the NAB Common Stock exchanged must be allocated proportionately to the total number of shares of Keystone Common Stock received, including any fractional share interest. Gain or loss will be recognized measured by the difference between the cash received and the basis of the fractional share interest as so allocated. Under Section 302(a) of the Code, any such gain or loss will generally be entitled to capital gain or loss treatment if the NAB Common Stock was a capital asset in the hands of the shareholder.

      If any shares of Keystone Common Stock received in the Merger are subsequently sold, gain or loss on the sale should be computed by allocating the cost or other basis of the NAB Common Stock exchanged in the Merger to the shares sold in the manner described in the preceding paragraph. The holding period for the shares of Keystone Common Stock received in the Merger will include the holding period for the shares of NAB Common Stock exchanged in determining, for example, whether any such gain or loss is a long-term or short-term capital gain or loss.

      Where an NAB shareholder exercises dissenters' rights and receives cash in exchange for NAB Common Stock, the cash will be treated as received by the shareholder as a distribution in redemption of the NAB Common Stock subject to the provisions and limitations of Section 302 of the Code. The cash received by a dissenting NAB shareholder will be treated as if the shares had been sold to NAB for the cash received and will generally be entitled to capital gain or loss treatment under Section 302 of the Code, provided the shares are a capital asset in the hands of the shareholder. However, because the ownership of shares by certain individuals related to the shareholder and by certain partnerships, estates, trusts and corporations in which the shareholder has an interest may have an adverse impact on the tax treatment of the cash received by the shareholder and result in it being taxed as a dividend, an NAB shareholder should consult with his own personal tax advisor as to the federal, state and local tax consequences of exercising dissenters' rights.

      Pennsylvania Personal Income Tax. No gain or loss for Pennsylvania personal income tax purposes will be recognized by shareholders of NAB who are subject to that tax on the receipt by them of whole shares of Keystone Common Stock in exchange for their NAB Common Stock. For Pennsylvania personal income tax purposes, the tax basis for the Keystone Common Stock received by NAB shareholders in the Merger (including any fractional share interests to which they are entitled) will be the same as the basis of the NAB Common Stock exchanged. Cash received in lieu of a fractional share of Keystone Common Stock will be treated and taxed as if the fractional share had actually been received by the NAB shareholder and then immediately sold by the shareholder to Keystone for the cash received. Cash received by an NAB shareholder exercising dissenters' rights will be treated as if the shareholder had sold his or her shares to NAB for the cash received and will be taxed accordingly.

      The foregoing is intended only as a summary of certain federal income tax and Pennsylvania personal income tax consequences of the Merger under existing law and regulations, as presently interpreted by judicial decisions and administrative rulings, all of which are subject to change without notice, and any such change might be retroactively applied to the Merger. Among other things, the summary does not address state income tax consequences in states other than Pennsylvania or any local taxes. Accordingly, it is recommended that NAB shareholders consult their own tax advisors with specific reference to their own tax situations and potential changes in the applicable law as to all federal, state and local tax matters in connection with the Merger.

Interests of Certain Persons in the Transaction

      David S. Packard Employment Agreement. David S. Packard, the President and Chief Executive Officer and a director of NAB, has an employment agreement with NAB and First National Bank dated February 25, 1994. The employment agreement provides for Mr. Packard to be employed as the President and Chief Executive Officer of NAB and First National Bank until December 31, 1998 at an annual salary of not less than $130,000, plus incentive compensation as determined by NAB's Board of Directors and other employee benefits. Thereafter until December 31, 2006, Mr. Packard is to be retained as a consultant to NAB and First National Bank for an annual consulting fee of $110,000 and is to receive the same medical and life insurance benefits as First National Bank provides to its full-time employees. Beginning in 2007 Mr. Packard is entitled to receive a monthly retirement allowance for the remainder of his life in an annual amount equal to $110,000 minus an offset based on the retirement benefits payable to Mr. Packard under First National Bank's pension plan. If Mr. Packard should die before his wife, beginning on or after January 1, 1999 his wife would be entitled to receive a retirement allowance for the remainder of her life equal to 50% of the retirement allowance which would have been payable to Mr. Packard. During the period of the retirement allowances, First National Bank must provide Mr. Packard and his wife with health insurance benefits as nearly equivalent as possible to those provided to active employees as of the date Mr. Packard terminates active employment and maintain the same group life insurance coverage for Mr. Packard and his wife as it provides for other retirees.

      The employment agreement provides that in the event of a "change in control," which term is defined to include a merger involving NAB or First National Bank and another entity, Mr. Packard may terminate his employment and be entitled to receive for life the retirement allowance of $110,000 per year minus, after 2006, the pension plan offset, and after his death his wife would be entitled beginning in 1999 to 50% of this amount for life. In addition, Mr. and Mrs. Packard would be entitled to receive the post-retirement health and group life insurance benefits described above. The employment agreement further provides that if before January 1, 1999 Mr. Packard is removed by First National Bank from his position as President and Chief Executive Officer of NAB and First National Bank or if he is assigned duties which are inconsistent with his status as President and Chief Executive Officer, Mr. Packard may terminate his employment and continue to receive the annual salary of $130,000 until December 31, 1998, the $110,000 annual consulting fee thereafter until December 31, 2007 and thereafter the retirement allowance and spousal retirement allowances described above. In this event, the agreement provides that Mr. Packard and his wife would be entitled to receive the same medical, life insurance and other employee benefits to which they would have been entitled under the agreement in the absence of such termination.

      On July 26, 1995, in connection with the Plan of Merger, Mr. Packard and Keystone entered into an amendment to Mr. Packard's employment agreement which will become effective only in the event the Merger occurs. The amendment provides that if Mr. Packard becomes an employee of Keystone or any of its affiliates, Keystone will provide him so long as he is an employee with the same package of benefits it provides to similarly situated employees. Further, upon termination of Mr. Packard's employment for any reason other than cause, Keystone agrees to pay Mr. Packard or his wife an amount equal to the monthly COBRA insurance payment that would be available to Mr. Packard multiplied by the number of whole months between the date of termination and December 31, 1998. For 1996, the amount of the monthly COBRA insurance payment would be $289. Finally, Mr. Packard releases Keystone from the obligation to provide any life, medical or other insurance to Mr. Packard or his wife with respect to the period after December 31, 1998 in consideration of Keystone's agreement to make annual payments of $40,000 to Mr. Packard or his estate or assigns on the first business day of each year from 1999 through 2006. The amendment does not otherwise affect the terms of Mr. Packard's employment agreement as described above.

         Executive Officer Insurance Agreements. Mr. Packard is a party to two agreements with First National Bank dated December 8, 1982 and October 1, 1985 pursuant to which the bank maintains in effect two insurance policies on the life of Mr. Packard in the aggregate face amount of $600,250. The agreements provide that if Mr. Packard dies while employed prior to retirement, his designated beneficiary would receive $362,625 from the death benefits under the policies plus accumulated dividends and interest. If Mr. Packard is living and continuously employed until January 1, 1999, or if prior to that date his employment is terminated for any reason other than disability, he is entitled to receive the cash surrender value of the policies plus accumulated dividends and interest. As of September 30, 1995, the combined cash surrender value of the two policies was $188,000. These agreements will not be affected by the amendment to Mr. Packard's employment agreement.

      First National Bank has similar insurance agreements with three other executive officers of NAB: Donald R. Brennan, Vice President and Treasurer of NAB and Vice President and Cashier of First National Bank; Edward F. Earley, a Vice President of NAB and First National Bank; and James E. Parks, a Vice President of NAB and First National Bank. Mr. Brennan's agreement relates to a life insurance policy in the face amount of $300,000 which had a cash surrender value of $22,859 as of September 30, 1995. Mr. Earley's agreement relates to a life insurance policy in the face amount of $250,000 which had a cash surrender value of $13,025 as of September 30, 1995. Mr. Parks' agreement relates to a life insurance policy in the face amount of $300,000 which had a cash surrender value of $23,356 as of September 30, 1995.

      Executive Officer Stock Options. Messrs. Packard, Brennan, Earley and Parks hold outstanding incentive stock options under NAB's 1994 Employee Stock Option Plan ("Plan"). Messrs. Brennan, Earley and Parks hold options which are currently exercisable to purchase up to 2,500, 1,500 and 2,000 shares of NAB Common Stock, respectively, at an option price of $35 per share. Mr. Packard holds an option to purchase up to 10,000 shares of NAB Common Stock at an option price of $35 per share. Mr. Packard's option is currently exercisable for 5,700 shares and will become exercisable for an additional 2,850 shares on January 1, 1996 and for the remaining 1,450 shares on January 1, 1997. Under the terms of the Plan, unexercised options would terminate three months after termination of the optionee's employment for any reason other than death or disability. The Plan further provides that a merger, such as the Merger, in which NAB is not the surviving corporation shall cause each outstanding option to terminate, provided that the optionee shall have the right immediately prior to the merger to exercise his option in whole or in part without regard to whether the option would otherwise be exercisable under its terms. However, an option will not terminate if it is assumed by the surviving corporation in the merger under circumstances which would not cause loss of incentive stock option treatment under the Code. In connection with the Plan of Merger, Keystone has entered into an agreement with NAB providing that if the Merger is consummated on or after January 1, 1996, Keystone will not assume the options, with the effect that the options will be exercisable in full immediately prior to the Merger and, to the extent not exercised, will terminate upon consummation of the Merger. If Keystone desires to consummate the Merger on or before December 31, 1995, Keystone will assume the options which will then become options to purchase, for the same aggregate option price, a number of shares of Keystone Common Stock equal to the number of shares of NAB Common Stock covered by the option multiplied by the exchange ratio under the Plan of Merger.

      NAB Directors' and Officers' Indemnification and Insurance. Keystone has agreed that following the Merger it will perform the obligations of NAB under NAB's by-laws concerning the indemnification of NAB's directors and officers with respect to events occurring prior to the Merger and will cause Northern Central Bank to perform the obligations of First National Bank under its articles of association concerning the indemnification of the directors and officers of First National Bank with respect to events occurring prior to the Bank Merger. The by-laws of NAB generally require NAB to indemnify its directors and officers against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any civil, criminal, administrative or investigative proceeding to which such person is a party by reason of having served in such capacity, except that no indemnification may be made where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. The by-laws of Keystone and its subsidiaries contain similar provisions regarding the indemnification of directors and officers. The articles of association of First National Bank provide that directors and officers may be indemnified for reasonable expenses actually incurred in connection with any proceeding to which such person is a party by reason of having served in such capacity, except that no indemnification shall be made as to any matter as to which such person is found to have been guilty of or liable for gross negligence, willful misconduct or criminal acts, and no person shall be indemnified with respect to any matter which has been the subject of a compromise settlement unless approved by a court, the parent holding company or a majority of the board of directors of the bank composed of members not parties to the proceeding.

      Keystone has also agreed to use its best efforts to obtain a one-year tail policy of directors' and officers' liability insurance for the directors and officers of NAB and its subsidiaries with respect to events which occurred prior to the Merger. Such insurance is to be provided on terms generally available in the industry, provided that the maximum premium Keystone must pay for such policy is limited to approximately $19,000.

      NAB Employee Benefit Plans. The Plan of Merger provides that following the Merger Keystone and its subsidiaries shall perform the respective obligations of NAB and its subsidiaries under all employee benefit plans of NAB and its subsidiaries. Keystone shall have the right to amend or terminate any such employee benefit plan (other than an employment, change in control, severance, consulting or other agreement with a specific employee) or combine it with a similar plan of Keystone or its subsidiaries if accomplished in accordance with the terms of such plan and applicable law. Keystone has agreed that after the Merger it will provide to the employees of NAB and its subsidiaries a package of employee benefits that on an overall basis is comparable in value and coverage to the employee benefits then provided to similarly situated employees of Keystone and its subsidiaries and that with respect to participation in employee benefit plans of Keystone and its subsidiaries such employees shall receive credit for their service with NAB and its subsidiaries for all purposes other than benefit accrual.


Warrant Agreement

      In connection with the Plan of Merger, Keystone and NAB have entered into an Investment Agreement, and NAB has issued to Keystone a Warrant thereunder (collectively, the "Warrant Agreement"), entitling Keystone to purchase up to approximately 19.9% of NAB's outstanding Common Stock upon the occurrence of certain events described below. The Warrant Agreement covers 142,691 shares of NAB Common Stock at an exercise price of $60.00 per share.

      The Warrant Agreement is designed to compensate Keystone for its risks, costs and expenses and the commitment of resources associated with the Plan of Merger in the event the Merger is not consummated due to an attempt by a third person to gain control of NAB. See also "Expenses" below. Keystone may not exercise or sell its Warrant except upon (i) a willful breach by NAB of the Plan of Merger, (ii) the failure of NAB's shareholders to approve the Plan of Merger after the announcement by a third person of a bona fide proposal to acquire 10% or more of the NAB Common Stock, to acquire, merge or consolidate with NAB or to acquire substantially all of NAB's assets or First National Bank, (iii) the acquisition by a third person of beneficial ownership of 1% or more of the outstanding NAB Common Stock if after such acquisition such person would beneficially own 10% or more of the NAB Common Stock, (iv) the commencement by a third person of a tender offer or exchange offer which would result in beneficial ownership of 10% or more of the NAB Common Stock or (v) the entry by NAB into an agreement or understanding with a third person for the third person to acquire, merge or consolidate with NAB or to acquire substantially all of its assets or First National Bank (each of the foregoing is hereafter referred to as a "Warrant Event"). No Warrant Event has occurred as of the date of this Proxy Statement/Prospectus, and neither Keystone nor NAB is aware that any Warrant Event is contemplated by any third person. The Warrant Agreement may discourage third persons from making competing offers to acquire NAB and is intended to increase the likelihood that the Merger will be consummated in accordance with the terms set forth in the Plan of Merger.

      If a Warrant Event occurs, Keystone may exercise the Warrant in whole or in part or may sell or transfer all or part of the Warrant to other persons. Under federal banking law, exercise of the Warrant by Keystone for more than 5% of the outstanding NAB Common Stock would require approval of the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). Any sale of the Warrant or of shares of NAB Common Stock purchased thereunder would be subject to a right of first refusal by NAB unless sold in a public offering registered under the Securities Act. NAB agrees in the Warrant Agreement to effect such registration if requested.

      Keystone may require NAB to redeem the Warrant or any shares of NAB Common Stock purchased thereunder if (i) a third person acquires beneficial ownership of 50% or more of the outstanding NAB Common Stock or (ii) a third person acquires, merges or consolidates with NAB or acquires substantially all of its assets or First National Bank (each of the foregoing is hereafter referred to as a "Redemption Event"). In general, the per share redemption price for the Warrant would be the higher of 10% of the exercise price or a per share price based on the difference between the exercise price and the highest price paid or agreed to be paid by the third person in connection with the Redemption Event. The per share redemption price for shares of NAB Common Stock purchased under the Warrant would generally be the higher of 110% of the exercise price or the highest price paid or agreed to be paid by the third person in connection with the Redemption Event.

      The Warrant Agreement also contains provisions giving NAB the right to repurchase shares of NAB Common Stock issued under the Warrant in certain limited circumstances and provisions for issuance of a substitute Warrant to purchase shares of the surviving or acquiring company in the event of a merger or other acquisition of NAB or First National Bank.

      The foregoing description is a summary of the material terms of the Warrant Agreement and does not purport to be complete. It is qualified in its entirety by reference to the Warrant Agreement, which has been filed with the SEC as an exhibit to the Registration Statement. The Warrant Agreement is incorporated in this Proxy Statement/Prospectus by reference to such filing.


Inconsistent Activities

      NAB has agreed in the Plan of Merger that unless and until the Merger has been consummated or the Plan of Merger has been terminated in accordance with its terms, NAB will not (i) solicit or encourage any proposals by a third person to acquire more than 1% of the NAB Common Stock, any stock of any NAB subsidiary or any significant portion of its or any NAB subsidiary's assets (whether by tender offer, merger, purchase of assets or otherwise), (ii) afford a third party which may be considering any such transaction access to its or any NAB subsidiary's properties, books or records except as required by law, (iii) enter into any discussions, negotiations, agreement or understanding for any such transaction or (iv) authorize or permit any of its directors, officers, employees or agents to do any of the foregoing. Notwithstanding the foregoing, NAB may take an action referred to in clause (ii) or (iii) of the previous sentence (or permit its directors, officers, employees or agents to do so) if NAB's Board of Directors, after consulting with counsel, determines that such actions should be taken or permitted in the exercise of its fiduciary duties.
If NAB becomes aware of any offer or proposed offer to acquire any shares of NAB or any NAB subsidiary or any significant portion or its or any NAB subsidiary's assets, or of any other matter which is reasonably likely to adversely affect the parties' ability to consummate the Merger, NAB is required to give immediate notice thereof to Keystone.


Conduct of NAB Business Pending the Merger

      NAB has agreed in the Plan of Merger that, pending consummation of the Merger, NAB and its subsidiaries will conduct their businesses only in the ordinary course and that, except as consented to by Keystone, NAB and its subsidiaries will not, among other things, (i) issue, purchase or otherwise dispose of or acquire any shares of their capital stock (except upon exercise of existing employee stock options) or grant any options or other rights to acquire such stock; (ii) make certain changes in the compensation or benefits payable to employees or enter into employment contracts which are not terminable at will;
(iii) merge or consolidate with, or acquire control over, any other corporation, bank or other organization or acquire or dispose of any material assets outside the ordinary course of business; (iv) make capital expenditures or lease assets in excess of certain limits; or (v) make material changes to their lending or investment policies.


NAB Dividend Provision

      The Plan of Merger provides that pending the Merger NAB may declare and pay cash dividends on the NAB Common Stock in an amount per share in any quarter not exceeding the per share cash dividends on Keystone Common Stock for such quarter multiplied by the Merger exchange ratio. Keystone and NAB have agreed to consult with respect to the amount of the last NAB dividend payable prior to the Merger with the objective of assuring that the shareholders of NAB do not receive a shortfall or a premium based on the record and payment dates of their last dividend prior to the merger and the record and payment dates of the first Keystone dividend following the Merger.

      It is NAB's present intention that pending the Merger quarterly dividends on the NAB Common Stock will be paid at a rate equal to the Keystone dividend rate (currently $.34 per share) multiplied by the exchange ratio which would have been applicable under the Plan of Merger if the Merger had been consummated as of the dividend declaration date. See "Conversion of NAB Common Stock-- Exchange Ratio." However, the payment of such dividends remains subject to the discretion of NAB's Board of Directors and may be influenced by other factors, including the earnings and financial condition of NAB.


Conditions to the Merger

      In addition to NAB shareholder approval, the Merger is contingent upon the satisfaction of a number of other conditions, including (i) approval of the Merger by the Federal Reserve Board and the Pennsylvania Department of Banking without conditions deemed unduly burdensome by Keystone and the absence of any suit by the United States under the antitrust laws to prohibit the Merger filed within the 30 days following Federal Reserve Board approval, (ii) receipt of the tax opinion described above (see "Tax Consequences") and (iii) the absence of any judicial or administrative order prohibiting or adversely affecting the Merger or any pending or threatened litigation or administrative proceeding challenging the Merger. Keystone's obligation to consummate the Merger is subject to the following additional conditions: (i) qualification of the Merger for pooling-of-interests accounting treatment and, if requested by Keystone, receipt of a letter from Keystone's independent auditors to such effect, (ii) receipt of the agreements of NAB affiliates described below under "Restrictions on Resales by NAB Affiliates" and (iii) approval of the Bank Merger by the Federal Deposit Insurance Corporation ("FDIC") and the Pennsylvania Department of Banking without conditions deemed unduly burdensome by Keystone and the absence of any suit by the United States under the antitrust laws to prohibit the Bank Merger filed during the 30 days following FDIC approval. In addition, unless waived, each party's obligation to consummate the Merger is subject to the performance by the other party of its obligations under the Plan of Merger, the accuracy of the representations and warranties of the other party contained therein and the receipt of certain certificates and opinions from the other party and its counsel. If the Distribution Date under Keystone's shareholder rights plan (see "Comparison of Keystone Common Stock and NAB Common Stock-- Keystone Shareholder Rights Plan") shall have occurred, then either (i) all Rights outstanding under the plan (other than those which have become void) shall have been exchanged for Keystone Common Stock and the ratio for converting NAB Common Stock into Keystone Common Stock in the Merger shall have been proportionately adjusted as provided in the Plan of Merger, (ii) all Rights outstanding under the plan shall have been redeemed or (iii) Keystone shall have made provision for the issuance of equivalent rights to the holders of NAB Common Stock upon consummation of the Merger.


Representations and Warranties

      The representations and warranties of Keystone and NAB contained in the Plan of Merger relate, among other things, to the organization and good standing of Keystone, NAB and their subsidiaries; the capitalization of Keystone and NAB and ownership of their subsidiaries; the authorization by Keystone and NAB of the Plan of Merger and the Warrant Agreement and the absence of conflict with laws or other agreements; the accuracy and completeness of the financial statements and other information furnished to the other party; the absence of material adverse changes since December 31, 1994; the absence of undisclosed litigation; compliance with laws; and the accuracy of this Proxy Statement/Prospectus and of Keystone's Registration Statement of which it is a part. Additional representations and warranties by NAB concern payment of taxes; title to properties; the absence of undisclosed equity investments, employment contracts, employee benefit plans or material contracts; and the absence of certain potential environmental liabilities. None of the representations and warranties contained in the Plan of Merger will survive the consummation of the Merger.

Amendment, Waiver and Termination

      Notwithstanding prior NAB shareholder approval, the Plan of Merger may be amended in any respect by written agreement between the parties, except that after NAB shareholder approval no amendment may change the rate of exchange of NAB Common Stock for Keystone Common Stock in the Merger or change the form of such consideration. Keystone or NAB may also (i) extend the time for performance of any of the obligations of the other; (ii) waive any inaccuracies in the representations and warranties of the other; (iii) waive compliance by the other with any of its obligations under the Plan of Merger; and (iv) waive any condition precedent to its obligations under the Plan of Merger other than approval by the shareholders of NAB of the Plan of Merger, governmental regulatory approvals required to consummate the Merger, securities registration requirements incident to the issuance of Keystone Common Stock in the Merger, the receipt of the tax opinions described above and the absence of any judicial or administrative order prohibiting the Merger.

      Notwithstanding prior NAB shareholder approval, the Plan of Merger may be terminated without liability of either party at any time prior to effectiveness of the Merger (i) by mutual consent of Keystone and NAB or (ii) by either party in the event of (a) a material breach by the other party of a representation and warranty or covenant which has not been cured within 30 days after notice to the breaching party, (b) failure of the NAB shareholders to approve the Plan of Merger at the Special Meeting, (c) a final judicial or regulatory determination denying any regulatory approval required for the Merger or imposing conditions or requirements which Keystone reasonably determines to be unduly burdensome or
(d) failure to satisfy prior to June 30, 1996 any condition to its obligations to consummate the Merger, if such failure occurs despite the good faith effort of the terminating party to perform all covenants and satisfy all conditions required of it. The deadline for satisfying the conditions to the Merger will be extended to September 30, 1996 if the failure to satisfy such conditions results from a delay in receiving Federal Reserve Board approval.

      In addition to the foregoing, NAB may terminate the Plan of Merger if (i) the average of the closing bid prices for Keystone Common Stock on NASDAQ shall be less than $25.50 per share for any period of 20 consecutive trading days or
(ii) such closing bid price shall be less than $25.50 on the day before the Merger closing.


Dissenters' Rights of NAB Shareholders

      A holder of shares of NAB Common Stock is entitled to exercise the rights of a dissenting shareholder under Subchapter D of Chapter 15 ("Subchapter D") of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), to object to the Plan of Merger and make written demand that NAB or Keystone, as the surviving corporation in the Merger, pay in cash the fair value of the shares held as determined in accordance with such statutory provisions. The following summary does not purport to be a complete statement of the provisions of Subchapter D and is qualified in its entirety by reference to such statutory provisions, which (together with Section 1930 of the BCL) are set forth in full as Annex II to this Proxy Statement/Prospectus.

      A record holder of shares of NAB Common Stock may assert dissenters' rights as to fewer than all such shares registered in his name only if he dissents with respect to all the shares beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents.

      A beneficial owner of shares of NAB Common Stock who is not the record holder of such shares is entitled to assert dissenters' rights with respect to shares held on his behalf only if he submits to NAB no later than the time of the assertion of dissenters' rights a written consent of the record holder of such shares. A beneficial owner may not dissent with respect to less than all shares of NAB Common Stock owned by him, whether or not the shares so owned by him are registered in his name.

      In the event that a holder of shares of NAB Common Stock wishes to dissent to the Plan of Merger and obtain payment of the fair value of his shares, he must satisfy all the following conditions to acquire any right to payment of the fair value of his shares under Subchapter D:

            (1) He must file with NAB, prior to the vote on the Plan of Merger, a written notice of intention to demand that he be paid the fair value for his shares if the Plan of Merger is effectuated. Neither a proxy indicating a vote against, nor a vote in person against, the Plan of Merger shall constitute the written notice required.

            (2) He must effect no change in the beneficial ownership of his shares from the date of filing such written notice continuously through the effective date of the Merger.

            (3) He must not vote his shares in favor of the Plan of Merger. Neither an abstention from voting with respect to, nor failure to vote in person or by proxy against approval of, the Plan of Merger constitutes a waiver of the rights of a dissenting shareholder. However, a signed proxy that is returned without any instruction as to how the proxy should be voted will be voted in favor of approval of the Plan of Merger and will be deemed a waiver of the rights of a dissenting shareholder.

      A dissenter who fails in any of these respects shall not acquire any right to payment of the fair value of his shares under Subchapter D. Each written notice of intention to demand payment must clearly state that the shareholder intends to demand that he be paid the fair value of his shares if the Plan of Merger is effectuated, must provide the name, address and telephone number of the shareholder and should be sent to National American Bancorp, Inc., 312 Main Street, Bradford, Pennsylvania 18848-0500, Attention: Donald R. Brennan, Vice President and Treasurer. A dissenting shareholder shall retain all other rights of an NAB shareholder until those rights are modified by effectuation of the Plan of Merger.

      If the Plan of Merger is approved by the shareholders of NAB by the required vote at the Special Meeting, NAB or Keystone shall mail a notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who did not vote in favor of the Plan of Merger. Such notice shall:

            (1) State where and when a demand for payment must be sent and certificates representing NAB shares must be deposited in order to obtain payment. The time set for receipt of the demand and deposit of shares shall be not less than 30 days from the mailing of the notice.

            (2) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

            (3)  Be accompanied by a copy of Subchapter D.

      The dissenting shareholder must make written demand for payment of the fair value of the shares with respect to which dissent is made and must deposit certificates representing such shares in accordance with the terms of the notice to demand payment sent by NAB or Keystone. A shareholder who fails to timely demand payment, or fails to timely deposit certificates, as required by the notice to demand payment, shall not have any right under Subchapter D to receive payment of the fair value of his shares.

      Within 60 days after the date set for demanding payment and depositing certificates, if the Plan of Merger has not been effectuated, NAB or Keystone shall return any certificates that have been deposited. When deposited certificates have been returned, NAB or Keystone may at any later time send a new notice to demand payment, which will have a like effect as the original notice.

      Promptly after effectuation of the Plan of Merger, or upon timely receipt of demand for payment if the Plan of Merger has already been effectuated, Keystone shall either remit to dissenters who have made demand and have deposited their certificates the amount that Keystone estimates to be the fair value of the shares, or shall give written notice that no remittance will be made. The remittance or notice shall be accompanied by: (1) the closing balance sheet and statement of income of NAB for the fiscal year ending not more than 16 months before the date of remittance or notice, together with the latest available interim financial statements; (2) a statement of Keystone's estimate of the fair value of the shares; and (3) a notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of Subchapter D. If Keystone does not remit the amount of its estimate of the fair value of the shares, it shall return any certificates that have been deposited. Keystone may make a notation on any such certificates that demand for payment has been made.

      If Keystone gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, the dissenter may send to Keystone his own estimate of the fair value of the shares, which shall be deemed a demand for payment of such amount or the deficiency.

      Where the dissenter does not file his own estimate within 30 days after the mailing by Keystone of its remittance or notice, the dissenter shall be entitled to no more than the amount stated on the notice or remitted to him by Keystone.

      Within 60 days after the latest of (1) effectuation of the Plan of Merger,
(2) timely receipt of any demands for payment, or (3) timely receipt of any estimates by dissenters of the fair value of their shares, if any demands for payment remain unsettled, Keystone may file in court an application for relief requesting that the fair value of the shares be determined by the court. All dissenting shareholders, wherever residing, whose demands have not been settled shall be made parties to the proceeding. A copy of the application for relief shall be served on each such dissenter.

      The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value, which appraiser shall have such power and authority as may be specified by the court.

      Each dissenter who is made a party to the proceeding shall be entitled to recover the amount, if any, by which the fair value of his shares is found to exceed the amount, if any, previously remitted by Keystone, plus interest.

      If Keystone fails to file an application for relief, any dissenter who made a demand and who has not already settled his claim against Keystone may do so in the name of Keystone at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within such 30-day period, each dissenter entitled to file an application shall be paid Keystone's estimate of the fair value of his shares and no more, and may bring an action to recover any amount not previously remitted.

      In general, the costs and expenses of any valuation proceeding, including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against Keystone. However, any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenting shareholders who are parties to the proceeding and whose action in demanding supplemental payment the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

      Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against Keystone and in favor of any or all dissenters if Keystone or NAB failed to comply substantially with the requirements of Subchapter D. Such fees and expenses may be assessed against either Keystone or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by Subchapter D. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against Keystone, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

      NAB SHAREHOLDERS WISHING TO EXERCISE DISSENTERS' RIGHTS ARE ADVISED TO CONSULT THEIR OWN COUNSEL TO ENSURE THAT THEY FULLY AND PROPERLY COMPLY WITH THE REQUIREMENTS OF SUBCHAPTER D.


Restrictions on Resales by NAB Affiliates

      The shares of Keystone Common Stock issuable in the Merger have been registered under the Securities Act, and such shares will generally be freely tradeable by the NAB shareholders who receive Keystone Common Stock as a result of the Merger. However, this registration does not cover resales by NAB shareholders who may be deemed to control or be under common control with NAB and who therefore may be deemed "affiliates" of NAB as that term is defined in Rule 145 under the Securities Act. Such affiliates may not sell their shares of Keystone Common Stock acquired in the Merger except pursuant to: (i) an effective Registration Statement under the Securities Act covering the shares to be sold; (ii) the conditions contemplated by Rules 144 and 145 under the Securities Act; or (iii) another applicable exemption from the registration requirements of the Securities Act. The management of NAB will notify those persons whom it believes may be such affiliates.

      The Plan of Merger requires as a condition to the Merger that each such NAB affiliate enter into an agreement not to sell the shares of Keystone Common Stock acquired in the Merger except in accordance with the requirements of the Securities Act and the regulations thereunder. In order to preserve the intended accounting treatment of the Merger as a pooling of interests, the Plan of Merger also requires as a condition of the Merger that each NAB affiliate enter into an agreement not to sell any shares of Keystone Common Stock or NAB Common Stock from the 30th day prior to the Merger until Keystone's financial results covering at least 30 days of post-Merger combined operations have been published.


Effect of Certain Transactions Involving Keystone

      The Plan of Merger provides that Keystone may not enter into an agreement for a merger, consolidation or share exchange in which it will not be the surviving or resulting corporation unless the surviving or resulting corporation shall have agreed in writing to be bound by the terms of the Plan of Merger and the Warrant Agreement. If under the terms of any such transaction the outstanding Keystone Common Stock is converted into or exchanged for other securities of any person, cash or other property, the Plan of Merger shall be appropriately amended so that NAB shareholders will receive in the Merger, for each share of NAB Common Stock held, the consideration paid in such transaction for shares of Keystone Common Stock multiplied by the exchange ratio under the Plan of Merger (appropriately adjusted to reflect such event). As indicated above, it is a condition to the Merger that the parties receive the tax opinion described under "Tax Consequences" above. While this condition will not prevent Keystone from entering into any such transaction, NAB is not required to amend or waive this condition.

      As of the date of this Proxy Statement/Prospectus, Keystone does not contemplate entering into any transaction of the type described above, and Keystone is not aware that any such transaction is contemplated by any third person.


Expenses

      Keystone and NAB will each pay 50% of (1) all printing costs related to securities registration and the solicitation of proxies for the Special Meeting and (2) all filing fees and legal and accounting fees and expenses related to the tax opinion referred to above and to the regulatory approvals required for the Merger, except that the portion of such costs payable by NAB is limited to $50,000. Each party will pay its own other expenses incurred in connection with the Plan of Merger. However, the Plan of Merger provides that if the Merger is not consummated as a direct or indirect consequence of a change of control of NAB, NAB shall reimburse Keystone for all of its reasonable out-of-pocket expenses incurred in connection with the Plan of Merger up to a maximum amount of $200,000.


Effective Date of the Merger

      It is presently anticipated that if the Plan of Merger is approved by the shareholders of NAB, the Merger will become effective in the fourth quarter of 1995 or early in 1996. However, as noted above, consummation of the Merger is subject to the satisfaction of a number of conditions, some of which cannot be waived. There can be no assurance that all conditions to the Merger will be satisfied or, if satisfied, that they will be satisfied in time to permit the Merger to become effective within the anticipated time frame. In addition, as also noted above, Keystone and NAB retain the power to abandon the Merger or to extend the time for performance of conditions or obligations necessary to its consummation, notwithstanding prior NAB shareholder approval.


Accounting Treatment

      The Merger will be accounted for by Keystone under the pooling-of-interests method of accounting, which views the Merger as a uniting of the separate ownership interests of Keystone and NAB through an exchange of shares. Under the pooling-of-interests method, the financial statements of the merged company normally reflect the combined historical financial data of the merging companies, subject only to certain adjustments to the capital accounts to reflect the exchange of shares. However, due to the immaterial impact of the Merger on Keystone's previously reported results, it is anticipated that Keystone's historical financial statements will not be restated.

         Pro forma financial information concerning the Merger and the recently completed Shawnee merger is not included herein since the addition of NAB and Shawnee would not have materially affected the Keystone historical financial information as presented.

                        INFORMATION CONCERNING KEYSTONE

                           Keystone Financial, Inc.
                            SELECTED FINANCIAL DATA

      The following unaudited table of selected financial data should be read in conjunction with Keystone's consolidated financial statements and the related notes and with Keystone's management's discussion and analysis of financial condition and results of operation (Financial Review), incorporated herein by reference. See "Keystone Documents Incorporated by Reference."

                                      Six Months
                                     Ended June 30,                               Year Ended December 31,
                               --------------------------  -------------------------------------------------------------------
                                   1995          1994          1994          1993          1992          1991         1990
                               ------------  ------------  ------------  ------------  ------------  ------------  -----------
                                                        (In Thousands, Except Per Share Amounts and Ratios)
Operations:
Interest income..............  $   178,859   $   149,137   $   313,202   $   307,755   $   330,645   $   365,516   $   377,048
Interest expense.............       80,410        57,576       124,784       125,245       152,718       201,782       221,322
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net interest income..........       98,449        91,561       188,418       182,510       177,927       163,734       155,726
Provision for credit losses..        4,342         3,976         9,484         7,940        16,053        16,323        15,107
Noninterest income...........       23,851        23,431        44,629        45,819        39,276        33,563        29,185
Noninterest expense..........       75,490        71,682       151,723       148,003       138,840       127,896       120,501
Income tax expense...........       12,791        11,348        20,481        21,037        16,568        12,810        11,583
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net income...................  $    29,677   $    27,986   $    51,359   $    51,349   $    45,742   $    40,268   $    37,720
                               ===========   ===========   ===========   ===========   ===========   ===========   ===========
Pre-tax security gains,
  included in above..........  $       386   $       919   $       834   $     1,669   $     1,750   $     1,976   $        84

Per Share:
Net income...................  $      1.27   $      1.20   $      2.20   $      2.20   $      1.99   $      1.77   $      1.66
Dividends....................         0.68          0.64          1.30          1.19          1.10          1.02          0.91
Dividend payout ratio........        53.54%        53.33%        59.22%        54.01%        55.27%        57.58%        54.89%
Average shares
  outstanding................   23,448,250    23,399,111    23,395,425    23,304,618    22,983,908    22,732,729    22,700,587

Balances at Period End:
Loans and leases.............  $ 3,283,331   $ 2,878,983   $ 3,193,405   $ 2,775,198   $ 2,785,335   $ 2,821,302   $ 2,762,647
Allowance for
  credit losses..............       43,589        39,305        42,440        40,181        38,940        35,770        32,299
Total assets.................    4,733,638     4,372,549     4,706,000     4,419,726     4,311,779     4,120,215     4,041,232
Deposits.....................    3,855,377     3,600,398     3,827,983     3,582,688     3,655,261     3,560,284     3,523,779
Long-term debt...............        4,929         7,043         6,054         5,990         5,144         2,143         2,989
Shareholders' equity.........      436,448       407,843       407,774       412,880       378,314       348,143       327,092
Book value per share.........        18.60         17.49         17.46         17.65         16.29         15.27         14.41

Selected Ratios:
Return on average assets.....         1.27%         1.30%         1.16%         1.19%         1.08%         0.98%         0.96%
Return on average equity.....        14.25         13.75         12.71         12.98         12.58         11.87         11.82
Interest rate spread.........         3.87          4.06          4.04          4.07          4.02          3.66          3.51
Net interest margin..........         4.57          4.61          4.63          4.63          4.67          4.48          4.45
Average equity to
  average assets.............         8.93          9.40          9.09          9.13          8.62          8.29          8.10
Loans to deposits
  at period end..............        85.16         79.96         83.42         77.46         76.20         79.24         78.40

                                      Six Months
                                     Ended June 30,                               Year Ended December 31,
                               --------------------------  -------------------------------------------------------------------
                                   1995          1994          1994          1993          1992          1991         1990
                               ------------  ------------  ------------  ------------  ------------  ------------  -----------
                                                        (In Thousands, Except Per Share Amounts and Ratios)

Selected Ratios (Continued):
Allowance for credit losses
  to loans at period
  end.....................            1.33          1.37          1.33          1.45          1.40          1.27          1.17
Nonperforming assets to
  loans and ORE...........            0.70          1.22          0.95          1.32          1.66          1.51          1.17
Loans 90 days past due....            0.39          0.16          0.24          0.14          0.22          0.30          0.53
Total risk elements to
  loans and ORE at period
  end (1).................            1.09          1.38          1.19          1.46          1.88          1.81          1.70

Risk-Adjusted Capital Ratios:
Leverage ratio............            9.17%         9.47%         8.84%         9.18%         8.66%         8.30%         7.81%
"Tier 1" capital ratio....           13.41         14.43         12.96         14.05         13.06         12.21         11.21
"Total" capital ratio.....           14.65         15.68         14.21         15.30         14.26         13.44         12.36

---------------
(1) Total risk elements include nonperforming assets and loans past due 90 days or more.

STOCK PRICES AND DIVIDENDS ON KEYSTONE COMMON STOCK

      Keystone Common Stock is traded in the over-the-counter market under the symbol "KSTN" and is listed in the NASDAQ National Market System. The following table sets forth the high and low closing sales prices for Keystone Common Stock for the periods indicated, in each case as reported by NASDAQ, and the cash dividends per share declared on Keystone Common Stock for such periods.


                            Quarterly Closing Sales
                                  Price Range             Cash
                            -----------------------     Dividends
                                High         Low        Declared
                            ------------  ---------     --------
1993

First Quarter.............       $ 34.00     $29.00        $ .29
Second Quarter............         34.50      30.75          .29
Third Quarter.............         31.75      28.25          .29
Fourth Quarter............         32.50      29.75          .32
                                                            ----
                                                           $1.19
                                                           =====
1994

First Quarter.............       $ 32.25     $27.50        $ .32
Second Quarter............         32.00      27.75          .32
Third Quarter.............         32.00      27.75          .32
Fourth Quarter............         30.25      27.25          .34
                                                            ----
                                                           $1.30
                                                           =====
1995

First Quarter.............       $ 30.25     $26.25        $ .34
Second Quarter............        29.125      26.75          .34
Third Quarter.............         32.50      27.75          .34
Fourth Quarter  (through
 October 11, 1995)........         32.50      30.75           --

          On July 27, 1995, the last NASDAQ trading day prior to the public announcement of the Merger, the closing sale price for the Keystone Common Stock was $30.25. On October 11, 1995, the closing sale price for the Keystone Common Stock was $32.50. On September 6, 1995, there were approximately 24,220,338 shares of Keystone Common Stock outstanding, held by approximately 10,624 shareholders of record.

      While Keystone is not obligated to pay cash dividends, Keystone's Board of Directors presently intends to continue the policy of paying quarterly cash dividends. Future dividends will depend, in part, upon the earnings and financial condition of Keystone.

                 KEYSTONE DOCUMENTS INCORPORATED BY REFERENCE

      The following documents previously filed by Keystone with the SEC pursuant to the Exchange Act (File No. 0-11460) are hereby incorporated by reference into this Proxy Statement/Prospectus:

      1. Keystone's Annual Report on Form 10-K for the year ended December 31, 1994;

      2. Keystone's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1995; and

      3. The description of the Keystone Common Stock which is contained in Keystone's Current Report on Form 8-K dated July 31, 1992.

      All documents filed by Keystone with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the NAB Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of the filing of such documents.

      NAB shareholders who wish to obtain copies of the Keystone documents incorporated by reference herein may do so by following the instructions under "Available Information" above.

                          INFORMATION CONCERNING NAB

                        National American Bancorp, Inc.
                            SELECTED FINANCIAL DATA

      The following unaudited table of selected financial data should be read in conjunction with NAB's consolidated financial statements and the related notes, which appear on pages 3 through 22 of Annex III and pages 2 through 6 of Annex IV, and with NAB's management's discussion and analysis of financial condition and results of operations, incorporated herein by reference. See "NAB Documents Incorporated by Reference."

                                       Six Months
                                     Ended June 30,                               Year Ended December 31,
                               --------------------------  -------------------------------------------------------------------
                                   1995          1994          1994          1993          1992          1991         1990
                               ------------  ------------  ------------  ------------  ------------  ------------  -----------
                                                        (In Thousands, Except Per Share Amounts and Ratios)
Operations:
Interest income............       $  5,916      $  4,938      $ 10,346      $ 10,046      $ 10,750      $ 11,850      $ 11,858
Interest expense...........          2,826         2,256         4,795         4,652         5,437         6,797         7,052
                                  --------      --------      --------      --------      --------      --------      --------
Net interest income........          3,090         2,682         5,551         5,394         5,313         5,053         4,806
Provision for loan losses..             20             0             0            58           102           460           190
Noninterest income.........            309           440           805           791           759           776           730
Noninterest expense........          2,087         2,128         4,233         4,038         4,011         3,810         3,607
Income tax expense.........            380           229           531           522           483           288           312
                                  --------      --------      --------      --------      --------      --------      --------
Net income.................       $    912      $    765      $  1,592      $  1,567      $  1,476      $  1,271      $  1,427
                                  ========      ========      ========      ========      ========      ========      ========
Pre-tax security gains
 (losses), included in
 above....................        $      0      $    105      $    137      $     61      $     69      $     74      $      4

Per Share:
Net income.................       $   1.63      $   1.39      $   2.88      $   2.85      $   2.70      $   2.34      $   2.58
Dividends..................           0.54          0.52          1.05          0.97          0.91          0.87          0.83
Dividend payout ratio......          33.36%        37.54%        36.43%        34.07%        33.73%        37.27%        32.06%
Average shares
  outstanding..............        558,491       552,347       552,347       549,772       546,673       544,041       553,996

Balances at Period End:
Loans......................       $ 75,185      $ 75,387      $ 77,455      $ 76,313      $ 71,653      $ 68,440      $ 70,846
Allowance for loan losses..            876           886           875           932           896           850           535
Total assets...............        152,673       152,726       155,433       148,705       139,752       138,294       127,302
Deposits...................        126,386       123,905       123,959       125,950       125,892       125,359       115,311
Long-term debt.............          6,500         6,500         6,500             0             0             0             0
Shareholders' equity.......         17,258        15,114        15,372        15,367        13,443        12,124        11,110
Book value per share.......          30.05         27.36         27.83         27.82         24.06         22.23         20.62

Selected Ratios:
Return on average assets...           1.17%         1.03%         1.05%         1.10%         1.08%         0.97%         1.14%
Return on average equity...          11.26         10.04         10.42         11.30         11.67         10.94         13.09
Interest rate spread.......           3.56          3.39          3.39          3.50          3.64          3.44          3.25
Net interest margin........           4.38          4.13          4.11          4.25          4.45          4.45          4.38
Average equity to
  average assets...........          10.43         10.22         10.06          9.72          9.23          8.82          8.70
Loans to deposits
  at period end............          59.49         60.84         62.48         60.59         56.92         54.60         61.44


                                      Six Months
                                     Ended June 30,                               Year Ended December 31,
                               --------------------------  -------------------------------------------------------------------
                                   1995          1994          1994          1993          1992          1991         1990
                               ------------  ------------  ------------  ------------  ------------  ------------  -----------
                                                        (In Thousands, Except Per Share Amounts and Ratios)
Selected Ratios
 (Continued):
Allowance for loan
 losses to loans at
 period end..................         1.17          1.18          1.13          1.22          1.25          1.24          0.76
Nonperforming assets to
  loans and ORE..............         0.25          0.30          0.33          0.41          0.81          0.90          0.66
Loans 90 days past
  due........................         0.61          0.19          0.76          0.09          0.29          0.56          0.66
Total risk elements to
 loans and ORE at
 period end (1)..............         0.86          0.49          1.09          0.50          1.10          1.46          1.32

Risk-Adjusted Capital
 Ratios:
Leverage ratio...............        10.92%         9.73%         9.90%         9.67%         9.62%         8.77%         8.73%
"Tier 1" capital
 ratio.......................        23.76         19.83         22.12         17.61         16.59         15.88         14.60
"Total" capital ratio........        25.00         21.02         23.38         18.76         17.70         16.99         15.31

------------------
(1) Total risk elements include nonperforming assets and loans past due 90 days or more.


          MARKET AND DIVIDEND INFORMATION CONCERNING NAB COMMON STOCK

         There is no established public trading market for, and there has been only limited trading in, NAB Common Stock. While NAB's management from time to time receives information concerning trades of NAB Common Stock, it does not have any reliable basis on which to provide information concerning historical ranges of trading prices as bid and ask quotations. The last trade of NAB Common Stock known to NAB management to have occurred prior to the announcement of the Merger was a trade of 138 shares at $38.00 per share on July 3, 1995. The most recent trade of NAB Common Stock known to NAB management prior to the date of this Proxy Statement/Prospectus was a trade of 200 shares at $55.00 per share on August 28, 1995. However, since there is only limited trading in NAB Common Stock, these prices may not necessarily be considered indicative of the true market value of NAB Common Stock. On October 10, 1995, there were approximately 578,847 shares of NAB Common Stock outstanding. On August 31, 1995, NAB had approximately 598 shareholders of record.

      The following table sets forth the cash dividends per share declared on NAB Common Stock for the periods indicated:

                 Cash Dividend                    Cash Dividend                   Cash Dividend
1993                Declared      1994              Declared      1995              Declared

First Quarter         $.21        First Quarter      $ .26        First Quarter       $.27
Second Quarter         .22        Second Quarter       .26        Second Quarter       .27
Third Quarter          .26        Third Quarter        .26        Third Quarter        .68(1)
Fourth Quarter         .28        Fourth Quarter       .27
                      ----                           -----
                      $.97                           $1.05

------------------
(1) As permitted by the Plan of Merger, NAB's Board of Directors declared a dividend for the third quarter of 1995 in an amount per share equal to the per share amount of Keystone's third quarter dividend ($.34) multiplied by the exchange ratio (2.00) which would have been applicable under the Plan of Merger if the Merger had been consummated as of the dividend declaration date. See "Plan of Merger--NAB Dividend Provision."

                    NAB DOCUMENTS INCORPORATED BY REFERENCE

      The following documents previously filed by NAB with the SEC pursuant to the Exchange Act (File No. 0-12776) are hereby incorporated by reference into this Proxy Statement/Prospectus:

      1. NAB's Annual Report on Form 10-K for the year ended December 31, 1994 ("NAB Form 10-K");

      2. NAB's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1995; and

      3. NAB's Current Report on Form 8-K dated August 3, 1995.


      All documents filed by NAB with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy
Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of the filing of such documents.

      NAB's 1994 Annual Report to Shareholders ("NAB Annual Report") and its Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 are reproduced as Annexes III and IV to this Proxy Statement/Prospectus. The following portions of the NAB Annual Report have been incorporated by reference into the NAB Form 10-K and by reference to the NAB Form 10-K are also incorporated by reference herein:

      1. "Financial Highlights" on page 2; and

      2. "Report of Independent Certified Public Accountants," "Consolidated Balance Sheet," "Consolidated Statement of Income," "Consolidated Statement of Changes in Shareholders' Equity, "Consolidated Statement of Cash Flows" and "Notes to Consolidated Financial Statements" on pages 3 through 22.

      Portions of the NAB Annual Report other than those listed above as incorporated herein by reference are furnished for information only and are not a part of this Proxy Statement/Prospectus. The NAB Annual Report does not contain all of the information contained in the NAB Form 10-K. NAB shareholders who wish to obtain copies of the NAB documents incorporated by reference herein may do so by following the instructions under "Available Information" above.

           COMPARISON OF KEYSTONE COMMON STOCK AND NAB COMMON STOCK

General

      Upon consummation of the Merger, shareholders of NAB will become shareholders of Keystone. Since the Articles of Incorporation ("Articles") and By-Laws of Keystone and NAB are not the same, the Merger will result in certain changes in the rights of the holders of NAB Common Stock. The material differences in the rights of holders of Keystone Common Stock and NAB Common Stock are discussed below.


Voting Rights

      General. The holders of Keystone Common Stock, like the holders of NAB Common Stock, are generally entitled to one vote for each share held of record on all matters submitted to a shareholder vote. Unlike the holders of NAB Common Stock, the holders of Keystone Common Stock do not have cumulative voting rights in the election of directors. Under cumulative voting, a shareholder is entitled to a number of votes equal to the number of shares held multiplied by the number of directors to be elected and may cast all of such votes for a single nominee or spread them among two or more nominees. The absence of cumulative voting means that a nominee for director must receive the votes of a plurality of the shares voted in order to be elected.

      Special Votes for Certain Transactions. The Articles of Keystone and NAB contain provisions requiring special shareholder votes to approve certain types of transactions. In the absence of these provisions, either the transactions would require approval by a majority of the shares voted or represented at a meeting or no shareholder vote would be required.

      Keystone's Articles require that certain transactions between Keystone or a subsidiary and an "interested shareholder" be approved by the votes of the holders of (1) 75% of the voting power of all outstanding voting stock of Keystone and (2) a majority of the voting power of the voting stock not beneficially owned by the interested shareholder. An "interested shareholder" is generally defined by Keystone's Articles to mean a person or a group acting in concert that beneficially owns more than 20% of the voting power of Keystone's outstanding voting stock.

      The transactions subject to Keystone's special vote requirements include
(1) a merger, consolidation or share exchange of Keystone or a subsidiary with an interested shareholder, (2) the sale, lease, exchange or other disposition, or the loan, mortgage, pledge or investment, by Keystone or a subsidiary of 5% or more of Keystone's assets to, with or for the benefit of an interested shareholder, (3) the issuance or transfer to an interested shareholder of securities of Keystone or a subsidiary valued at 5% or more of Keystone's consolidated total assets, (4) the adoption of any plan for the liquidation of Keystone proposed by or on behalf of an interested shareholder, (5) any reclassification of securities, recapitalization of Keystone, merger or consolidation of Keystone with a subsidiary or other transaction which increases the percentage of any class of stock of Keystone or a subsidiary owned by an interested shareholder and (6) any other transaction which is similar in purpose or effect to the foregoing.

      Keystone's special shareholder vote requirements do not apply to any transaction approved by a majority of the "disinterested directors." A disinterested director is any member of the Keystone Board who is not an interested shareholder or an affiliate, associate or representative of an interested shareholder and who (1) was a director before the interested shareholder became an interested shareholder or (2) is a successor to a disinterested director and was recommended for election by a majority of the disinterested directors then on the Board.

      NAB's Articles require that certain transactions between NAB and an "acquiring entity" be approved by the vote of the holders of (1) 75% of the shares of each class of NAB's capital stock outstanding and entitled to vote and
(2) a majority of the shares of NAB Common Stock not held by the acquiring entity or by any shareholders affiliated with the acquiring entity. An "acquiring entity" is generally defined by NAB's Articles to mean a person which is the direct or indirect beneficial owner of more than 5% of the outstanding NAB Common Stock.

      The transactions subject to NAB's special voting requirements are (1) a merger or consolidation of NAB with an acquiring entity, (2) a share exchange in which an acquiring entity acquires the issued or outstanding shares of capital stock of NAB pursuant to a vote of shareholders, (3) a sale, lease, exchange or other transfer of all or substantially all of the assets of NAB to an acquiring entity, (4) any transaction similar to, or having similar effect as, any of the foregoing or (5) the voluntary complete liquidation or dissolution of NAB. Except for a liquidation or dissolution, if any of these transactions is with a person that is not the direct or indirect beneficial owner of more 5% of the outstanding NAB Common Stock, then, except as discussed below, the affirmative vote of the holders of a majority of the shares of each class of NAB's capital stock outstanding and entitled to vote is required to approve the transaction.

      NAB's special voting requirements do not apply to any transaction (1) which is approved in advance by two-thirds of NAB's "continuing directors," defined as those directors of NAB who were elected as directors (a) prior to the time the acquiring entity became a direct or indirect beneficial owner of more than 10% of the NAB Common Stock, (b) by the shareholders other than the acquiring entity or any shareholders affiliated with the acquiring entity or (c) by the other continuing directors or (2)(a) which is approved in advance by two-thirds of the members of NAB's entire Board of Directors and (b) the terms of which provide that the consideration per share to be received by the holders of NAB Common Stock other than the acquiring entity or its affiliates is payable in cash and is not less than the highest amount paid by the acquiring entity in acquiring shares of NAB Common Stock.


Board of Directors

      Classified Boards. The Articles of Keystone and NAB divide the Board of Directors into three classes, each consisting of one-third (or as near as may be) of the whole number of the Board of Directors. One class of directors is elected at each Annual Meeting of Shareholders, and each class serves for a term of three years.

      The number of directors which constitute the full Board of Directors of Keystone may be increased or decreased only by the Board of Directors, by a vote including a majority of the disinterested directors then in office, and except as otherwise required by law, vacancies on the Board of Directors of Keystone, including vacancies resulting from an increase in the size of the Board, may be filled only by the Board of Directors by a similar vote. Directors elected by the Board to fill vacancies serve for the full remainder of the term of the class to which they have been elected.

      NAB's Articles provide that NAB's Board of Directors shall consist of not less than six nor more than 24 directors, as fixed by NAB's Board of Directors. The number of directors fixed for any class of directors may not be increased during its term except by a majority vote of the Board. Any vacancy on the NAB Board, including a vacancy resulting from an increase in the number of directors, may be filled only by a majority of the remaining directors, even if less than a quorum. Directors elected by the NAB Board to fill vacancies serve for the full remainder of the term of the class to which they have been elected.

      NAB's By-Laws provide that, unless waived by a majority of the directors, a majority of the Board of Directors of NAB shall be persons who are not directors, officers, employees, agents or record or beneficial holders of more than 5% of the voting securities of any corporation or entity which is the record or beneficial holder of two-thirds or more of NAB's outstanding voting shares.

      Removal of Directors. Keystone's Articles provide that a director, any class of directors or the entire Board of Directors may be removed from office by shareholder vote only for cause and only if, in addition to any other vote required by law, such removal is approved by a majority of the voting power of the outstanding voting stock of Keystone which is not beneficially owned by an interested shareholder.

      NAB's Articles provide that no director shall be removed from office by shareholder vote if the votes of a sufficient number of shares are cast against the resolution for his removal which, if cumulatively voted at an annual election of directors, would be sufficient to elect one or more directors.
Under the Pennsylvania Business Corporation Law ("BCL"), because NAB has a classified Board, the entire Board, any class of directors or any individual director may be removed from office only for cause by a majority of the votes cast at a meeting of the NAB shareholders. In addition, the entire Board may be removed from office with or without cause by the unanimous vote or consent of the holders of NAB Common Stock.

      Nomination of Director Candidates. The Articles of Keystone and NAB require that any shareholder intending to nominate a candidate for election as a director must give the corporation advance written notice of the nomination, containing certain specified information. Keystone's Articles require that the notice be given not later than 120 days in advance of the meeting at which the election is to be held. NAB's By-Laws generally require the notice to be given not less than 60 days nor more than 90 days prior to the meeting at which the election is to be held.


Amendment of Articles and By-Laws

      Proposal of amendments. Under the BCL, because the Common Stock of Keystone and NAB is registered under the Exchange Act, the shareholders of Keystone and NAB are not entitled by statute to propose amendments to the Articles of the corporation. Any amendment to the Articles must first be proposed by the Board of Directors.

      Approval of Amendments. Keystone's Articles require the votes of the holders of (1) 75% of the voting power of all outstanding voting stock of Keystone and (2) a majority of the voting power of the voting stock not beneficially owned by an interested shareholder to approve any amendment to Keystone's Articles or By-Laws. The special voting requirement does not apply to any amendment approved by a majority of the disinterested directors if at the time of such approval the disinterested directors constitute a majority of Keystone's Board. Under applicable provisions of the BCL, such amendments may be adopted by a majority of the votes cast at a meeting of Keystone shareholders. Except as to matters for which a shareholder vote is required by statute, Keystone's Board may also amend the By-Laws without shareholder approval by a vote including a majority of the disinterested directors then in office.

      NAB's Articles require special votes to amend the provisions of NAB's Articles described herein under "Voting Rights--Special Votes for Certain Transactions," "Board of Directors--Classified Boards," "Board of Directors-- Removal of Directors" and "Redemption Rights of NAB Shareholders" and the provisions of NAB's Articles governing amendments to NAB's Articles and By-Laws. Amendments to such provisions require approval by either (1) the holders of (a) 75% of the shares of each class of NAB's capital stock outstanding and entitled to vote and (b) a majority of the shares of NAB Common Stock not held by an acquiring entity or any shareholders affiliated with an acquiring entity or
(2)(a) two-thirds of the continuing directors and (b) the holders of a majority of the shares of each class of NAB's capital stock outstanding and entitled to vote. Under NAB's By-Laws, amendments to other provisions of NAB's Articles may be approved by the vote of a majority of the shares represented at a meeting of NAB shareholders.

      NAB's Articles require the vote of the holders of at least 75% of the outstanding NAB Common Stock to adopt any amendment to the By-Laws of NAB. Except as to matters for which a shareholder vote is required by statute, NAB's Board may also amend the By-Laws without shareholder approval by a majority vote of the members of the Board or, in the case of certain amendments to the provisions of NAB's By-Laws relating to director liability or indemnification, by the vote of 75% of the entire Board.

Redemption Rights of NAB Shareholders

      NAB's Articles provide that if any person or group becomes the beneficial owner of 75% or more of the outstanding NAB Common Stock in a transaction or series of transactions not previously approved or recommended by two-thirds of the Board of Directors of NAB, each other NAB shareholder shall have the right to demand, within 90 days of notice to or knowledge by the shareholder that a 75% acquisition has occurred, that NAB repurchase the shareholder's shares of NAB Common Stock for cash at a price equal to the average price paid by such person or group for all shares of NAB Common Stock owned by the person or group. NAB must consummate the purchase within 30 days of the demand, subject to tender of the share certificates and to applicable restrictions on the ability of NAB to repurchase its shares. The holders of Keystone Common Stock do not have similar redemption rights.


Keystone Shareholder Rights Plan

      Keystone has established a shareholder rights plan under which each share of Keystone Common Stock presently outstanding or which is issued hereafter prior to the Distribution Date (defined below) is granted one preferred share purchase right (a "Right"). Each Right entitles the registered holder to purchase from Keystone eight one-thousandths (8/1,000ths) of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), of Keystone at a price of $56.00 per eight one-thousandths of a Preferred Share, subject to adjustment in the event of stock dividends and similar events occurring prior to the Distribution Date. Each eight one-thousandths of a Preferred Share would have voting, dividend and liquidation rights which are the approximate equivalent of one share of Keystone Common Stock.

      The Rights are not exercisable until the Distribution Date, which is the earlier to occur of (i) 10 days following a public announcement that a person or group (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Keystone Common Stock or (ii) 10 business days (unless extended by the Board of Directors prior to any person or group becoming an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Keystone Common Stock.

      Until the Distribution Date, the Rights will be transferred with and only with Keystone Common Stock, and the surrender for transfer of any certificate for Keystone Common Stock will also constitute the transfer of the Rights associated with the shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of Keystone Common Stock as of the close of business on the Distribution Date, and the Rights will then become separately tradeable.

      In the event that any person becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person or its associates or affiliates (which will be void), will thereafter have the right to receive upon exercise that number of Common Shares or, at the option of Keystone, Preferred Shares (or shares of a class or series of Keystone's preferred stock having equivalent rights, preferences and privileges) or, in certain circumstances, other securities or assets, having a market value of two times the exercise price of the Right. In the event that after the first public announcement that any person has become an Acquiring Person, Keystone is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right, other than rights beneficially owned by the Acquiring Person or its associates or affiliates (which will be void) will thereafter have the right to receive, upon exercise of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

      At any time after the acquisition by a person or group of beneficial ownership of 20% or more of the outstanding Keystone Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Keystone Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group, which have become void), in whole or in part, at an exchange ratio of one share of

Keystone Common Stock, or eight one-thousandths of a Preferred Share (or of a share of a class or series of Keystone's preferred stock having equivalent rights, preferences and privileges), or, in certain circumstances, an amount of other securities or assets having equivalent value, per Right (subject to adjustment).

      At any time prior to the acquisition by a person or group of beneficial ownership of 20% or more of the outstanding Keystone Common Stock, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right.

      Prior to the Distribution Date, the terms of the Rights may be amended by the Board of Directors in any respect whatever, without the consent of the holders of the Rights, except for an amendment that would reduce the redemption price. Prior to any person becoming an Acquiring Person, Keystone may without the consent of the holders of the Rights lower the 20% thresholds referred to above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Keystone Common Stock then known to Keystone to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%. The Rights will expire on February 8, 2000, unless the expiration date is extended or unless the Rights are earlier redeemed by Keystone as described above.


Pennsylvania Business Corporation Law

      The provisions of the Articles of Keystone and NAB described under "Voting Rights" and "Board of Directors" above, the provisions of NAB's Articles described above under "Redemption Rights of NAB Shareholders" and Keystone's shareholder rights plan are in addition to certain provisions of Chapter 25 of the BCL which may have the effect of discouraging or rendering more difficult a hostile takeover attempt against Keystone or NAB.

      Under Section 2538 of the BCL, any merger, consolidation, share exchange or sale of assets between Keystone or NAB or their subsidiary and any shareholder of the corporation, any division of Keystone or NAB in which any shareholder receives a disproportionate amount of any shares or other securities of any corporation resulting from the division, any voluntary dissolution of Keystone or NAB in which a shareholder is treated differently from other shareholders of the same class or any reclassification in which any Keystone or NAB shareholder's voting or economic interest in the corporation is materially increased relative to substantially all other shareholders must, in addition to any other shareholder vote required, be approved by a majority of the votes which all shareholders other than the shareholder receiving the special treatment are entitled to cast with respect to the transaction. This special vote requirement does not apply to a transaction (1) which has been approved by a majority vote of the Board, without counting the vote of certain directors affiliated with or nominated by the interested shareholder or (2) in which the consideration to be received by the shareholders is not less than the highest amount paid by the interested shareholder in acquiring shares of the same class.

      Under Subchapter 25E of the BCL, if any person or group acting in concert acquires voting power over Keystone or NAB shares representing 20% or more of the votes which all shareholders of the corporation would be entitled to cast in an election of directors, any other shareholder may demand that such person or group purchase such shareholder's shares at a price determined in an appraisal proceeding.

      Under Subchapter 25G of the BCL, Keystone or NAB may not engage in merger, consolidation, share exchange, division, asset sale or a variety of other "business combination" transactions with a person which becomes the "beneficial owner" of shares representing 20% or more of the voting power in an election of directors of the corporation unless (1) the business combination or the acquisition of the 20% interest is approved by the Board of Directors of the corporation prior to the date the 20% interest is acquired, (2) the person beneficially owns at least 80% of the outstanding shares and the business combination (a) is approved by a majority vote of the disinterested shareholders and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F, (3) the business combination is approved by a majority vote of the disinterested shareholders at a meeting called no earlier than five years after the date the 20% interest is acquired or (4) the business combination (a) is approved by shareholder vote at a meeting called no earlier than five years after the date the 20% interest is acquired and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F.

      Keystone has elected to opt out from coverage by Subchapter 25G of the BCL, which would have required a shareholder vote to accord voting rights to control shares acquired by a 20% shareholder in a control-share acquisition, and Subchapter 25H of the BCL, which would have required a person or group to disgorge to Keystone any profits received from a sale of Keystone's equity securities within 18 months after the person or group acquired or offered to acquire 20% of Keystone's voting power or publicly disclosed an intention to acquire control of Keystone. NAB has not elected to opt out from coverage by Subchapters 25G or 25H and is subject to these provisions.


Dissenters' Rights

      The BCL provides for dissenters' rights in a variety of transactions including: (i) mergers or consolidations to which a corporation is a party (other than mergers not requiring a shareholder vote); (ii) certain sales, leases or exchanges of all or substantially all of the assets of a corporation; and (iii) certain share exchanges or plans of division. However, except in the case of (1) a merger, consolidation, share exchange or division in which their shares would be converted into or exchanged for something other than shares of the surviving, new, acquiring or other corporation (or cash in lieu of fractional shares) or (2) a transaction in which certain shareholders receive materially different treatment from that accorded other holders of the same class or series of shares, shareholders of a Pennsylvania business corporation are not entitled to dissenters' rights in any of the transactions mentioned above if their stock is either listed on a national securities exchange or held of record by 2,000 or more shareholders. Neither Keystone Common Stock nor NAB Common Stock is listed on a national securities exchange. However, Keystone currently has more than 2,000 shareholders of record, and NAB currently has fewer than 2,000 shareholders of record. Shareholders of NAB will have the right to dissent from the Merger. See "Plan of Merger--Dissenters' Rights of NAB Shareholders."


Preferred Stock

      NAB's Articles do not authorize any class of stock other than NAB Common Stock. The Articles of Keystone authorize Keystone to issue up to 8,000,000 shares of Keystone preferred stock.

      The authorized shares of Keystone preferred stock are issuable in one or more series on the terms set by the resolution or resolutions of Keystone's Board of Directors providing for the issuance thereof. Each series of preferred stock would have such dividend rate, which might or might not be cumulative, such voting rights, which might be general or special, and such liquidation preferences, redemption and sinking funds provisions, conversion rights or other rights and preferences, if any, as Keystone's Board of Directors may determine. Except for such rights as may be granted to the holders of any series of preferred stock in the resolution establishing such series or as required by law, all of the voting and other rights of the shareholders of Keystone belong exclusively to the holders of Keystone Common Stock.


Dividend Rights

      The holders of NAB Common Stock and Keystone Common Stock are entitled to dividends when, as and if declared by their Board of Directors out of funds legally available therefor. However, if Keystone preferred stock is issued, the Board of Directors of Keystone may grant preferential dividend rights to the holders of such stock which would prohibit payment of dividends on the Keystone Common Stock unless and until specified dividends on the preferred stock had been paid.

Liquidation Rights

      Upon liquidation, dissolution or winding up of Keystone or NAB, whether voluntary or involuntary, the holders of Keystone or NAB Common Stock are entitled to share ratably in the assets of the corporation available for distribution after all liabilities of the corporation have been satisfied. However, if preferred stock is issued by Keystone, the Board of Directors of Keystone may grant preferential liquidation rights to the holders of such stock which would entitle them to be paid out of the assets of the corporation available for distribution before any distribution is made to the holders of Keystone Common Stock.


Miscellaneous

      There are no preemptive rights, sinking fund provisions, conversion rights, or redemption provisions applicable to Keystone or NAB Common Stock. Holders of fully paid shares of Keystone or NAB Common Stock are not subject to any liability for further calls or assessments.


                                LEGAL OPINIONS

        Opinions with respect to certain legal matters in connection with the Merger will be rendered by Reed Smith Shaw & McClay, Pittsburgh, Pennsylvania, as counsel for Keystone, and by Dilworth, Paxson, Kalish & Kauffman, Philadelphia, Pennsylvania, as counsel for NAB.


                                    EXPERTS

        The consolidated financial statements of Keystone incorporated by reference in Keystone's Annual Report (Form 10-K) for the year ended December 31, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. As to the years 1993 and 1992, their report is based in part on the reports of Coopers & Lybrand LLP, Deloitte & Touche LLP and KPMG Peat Marwick LLP, independent auditors. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports, given upon the authority of such firms as experts in auditing and accounting.

      The consolidated financial statements of NAB incorporated by reference in NAB's Annual Report (Form 10-K) for the year ended December 31, 1994 have been audited by Parente, Randolph, Orlando, Carey & Associates, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report, given upon the authority of such firm as experts in auditing and accounting.


                                 OTHER MATTERS

        The management of NAB does not know of any other matters intended to be presented for shareholder action at the Special Meeting. If any other matter does properly come before the Special Meeting and is put to a shareholder vote, the proxies solicited hereby will be voted in accordance with the judgment of the proxyholders named thereon.

                                                                      ANNEX I

                                                               BERWIND
                                                 FINANCIAL GROUP, L.P.

                                                    Investment Banking
                                                      Merchant Banking



   October 9, 1995


Board of Directors
National American Bancorp, Inc.
312 Main Street
Towanda, Pennsylvania  18848

Board of Directors:

      You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of National American Bancorp, Inc. ("NAB") of the financial terms of the proposed merger whereby NAB will be merged with and into Keystone Financial, Inc. ("Keystone"). The terms of the proposed merger (the "Merger") between NAB and Keystone are set forth in the Agreement and Plan of Reorganization and the Agreement and Plan of Merger (together, the "Plan of Merger") dated July 26, 1995, and provide that each outstanding share of NAB Common Stock will be converted into the right to receive shares of Common Stock par value $2.00 per share of Keystone as provided in the Plan of Merger, with cash to be paid in lieu of any fractional shares.

      Berwind Financial Group, L.P., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements and valuations for various other purposes, and in the determination of adequate consideration in such transactions.

      In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performances, current financial positions and general prospects of NAB and Keystone, (ii) reviewed the Plan of Merger, (iii) reviewed and analyzed the stock market performance of Keystone, (iv) studied and analyzed the consolidated financial and operating data of NAB and Keystone, (v) considered the terms and conditions of the Merger between NAB and Keystone as compared with the terms and conditions of comparable bank mergers and acquisitions, (vi) met and/or communicated with certain members of NAB's and Keystone's senior management to discuss their respective operations, historical financial statements, and future prospects, and (vii) conducted such other financial analyses, studies and investigations as we deemed appropriate.

      Our opinion is given in reliance on information and representations made or given by NAB and Keystone, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by NAB and Keystone including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources. We have not independently verified the information concerning NAB and Keystone nor other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. Additionally, we assume that the Merger is, in all respects, lawful under applicable law.

   Board of Directors
October 9, 1995
Page 2

      With regard to financial and other information relating to the general prospects of NAB and Keystone, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgments of the managements of NAB and Keystone as to NAB's and Keystone's most likely future performance. In rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the Merger, and in preparation of the final Proxy Statement/Prospectus, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger to NAB.

      Our opinion is based upon information provided to us by the managements of NAB and Keystone, as well as market, economic, financial, and other conditions as they exist and can be evaluated only as of the date hereof and speaks to no other period. Our opinion pertains only to the financial consideration of the Merger and does not constitute a recommendation to the Board or shareholders of NAB.

      Based on the foregoing, it is our opinion that, as of the date hereof, the Merger between NAB and Keystone is fair, from a financial point of view, to the shareholders of NAB.

                                            Sincerely,

                                            /s/ Berwind Financial Group, L.P.
                                            ---------------------------------
                                            BERWIND FINANCIAL GROUP, L.P.

                                                                     ANNEX II


              STATUTORY PROVISIONS CONCERNING DISSENTERS' RIGHTS
                              OF NAB SHAREHOLDERS


                 PENNSYLVANIA BUSINESS CORPORATION LAW OF 1988
                       SUBCHAPTER D.--DISSENTERS RIGHTS


(S) 1571.  Application and effect of subchapter.

      (a) General rule.--Except as otherwise provided in subsection (b), any shareholder of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

      Section 1906(c) (relating to dissenters rights upon special treatment).

      Section 1930 (relating to dissenters rights).

      Section 1931(d) (relating to dissenters rights in share exchanges).

      Section 1932(c) (relating to dissenters rights in asset transfers).

      Section 1952(d) (relating to dissenters rights in division).

      Section 1962(c) (relating to dissenters rights in conversion).

      Section 2104(b) (relating to procedure).

      Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

      Section 2325(b) (relating to minimum vote requirement).

      Section 2704(c) (relating to dissenters rights upon election).

      Section 2705(d) (relating to dissenters rights upon renewal of election).

      Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions)

      Section 7104(b)(3) (relating to procedure).


      (b)  Exceptions.--

           (1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares that, at the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, are either:

           (i) listed on a national securities exchange; or

           (ii) held of record by more than 2,000 shareholders;

      shall not have the right to obtain payment of the fair value of any such shares under this subchapter.

           (2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

           (i) Shares converted by a plan if the shares are not converted solely into shares of the acquiring, surviving, new or other corporation or solely into such shares and money in lieu of fractional shares.

          (ii) Shares of any preferred or special class unless the articles, the plan or the terms of the transaction entitle all shareholders of the class to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class.

         (iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

           (3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

      (c) Grant of optional dissenters rights.--The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

      (d) Notice of dissenters rights.--Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

           (1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

           (2) a copy of this subchapter.

      (e) Other statutes.--The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

      (f) Certain provisions of articles ineffective.--This subchapter may not be relaxed by any provision of the articles.

      (g) Cross references.--See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished) and 2512 (relating to dissenters rights procedure).

(S) 1572.  Definitions.

      The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

      "Corporation." The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which of the resulting corporations is the successor corporation for purpose of this subchapter. The successor corporation in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

      "Dissenter." A shareholder or beneficial owner who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

      "Fair value." The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

      "Interest." Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all of the circumstances, taking into account all relevant factors including the average rate currently paid by the corporation on its principal bank loans.


(S) 1573.  Record and beneficial holders and owners.

      (a) Record holders of shares.--A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

      (b) Beneficial owners of shares.--A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.


(S) 1574.  Notice of intention to dissent.

      If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

(S) 1575.  Notice to demand payment.

      (a) General rule.--If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

           (1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

           (2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

           (3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

           (4) Be accompanied by a copy of this subchapter.

      (b) Time for receipt of demand for payment.--The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.


(S) 1576.  Failure to comply with notice to demand payment, etc.

      (a) Effect of failure of shareholder to act.--A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

      (b) Restriction on uncertificated shares.--If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

      (c) Rights retained by shareholder.--The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.


(S) 1577.  Release of restrictions or payment for shares.

      (a) Failure to effectuate corporate action.--Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

      (b) Renewal of notice to demand payment.--When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

      (c) Payment of fair value of shares.--Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

           (1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

           (2) A statement of the corporation's estimate of the fair value of the shares.

           (3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

      (d) Failure to make payment.--If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those which the original dissenter had after making demand for payment of their fair value.


(S) 1578.  Estimate by dissenter of fair value of shares.

      (a) General rule.--If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

      (b) Effect of failure to file estimate.--Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.


(S) 1579.  Value proceedings general.

      (a) General rule.--Within 60 days after the latest of:

           (1) effectuation of the proposed corporate action;

           (2) timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

           (3) timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

      (b) Mandatory joinder of dissenters.--All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa. C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

      (c) Jurisdiction of the court.--The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

      (d) Measure of recovery.--Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

      (e) Effect of corporation's failure to file application.--If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.


(S) 1580.  Costs and expenses of valuation proceedings.

      (a) General rule.--The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

      (b) Assessment of counsel fees and expert fees where lack of good faith appears.--Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

      (c) Award of fees for benefits to other dissenters.--If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

                                                                 ANNEX III



                                          ANNUAL
                                    1994  -------------------------------------
                                          REPORT


                                          NATIONAL
                                          AMERICAN
                                          -------------------------------------
                                          BANCORP, INC.



                            [LOGO OF THE FIRST NATIONAL BANK
                                         OF BRADFORD COUNTY]


                                         NATIONAL SECURITY
                                         AMERICAN LIFE
                                         INSURANCE COMPANY

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

PRESIDENT'S MESSAGE


DEAR SHAREHOLDER:

     1994 proved again to be a successful year for National American Bancorp, Inc., (Company) and its primary business, The First National Bank of Bradford County (Bank). Positive performance was achieved in the significant areas of your Company and Bank; earnings, quality asset growth, and shareholder's value.

     Earnings for the year were $1,592,199.98, as compared to 1993 when they were $1,567,202.27, a modest increase of 1.6%. The Bank contributed $1,583,606.00 of the total income in 1994, a 3.3% increase, while the Insurance Company's income fell to $13,984 from $42,033 in 1993. These quality sustaining earnings allowed your Board of Directors to increase cash dividends to $1.05 per share, an 8.25% gain. Dividends have grown 26.5% from $.83 per share in 1990.

     Capital continues to be very strong at $15,371,820.86 at year end, which is 9.89% of total assets. Assets reached $155,432,999.27, up $6,728,195.03 or
4.5%. The increase in assets was primarily in Government Backed Mortgage Pools in our Held to Maturity Investment Account. This asset gain was funded through borrowings at the Federal Home Loan Bank of Pittsburgh.

     The market price of our stock continued to reflect market acceptance finishing the year at a bid price of $37.50 per share, 134% of book value that stood at $27.83 at year end.

     As we enter 1995, we hope because of the political environment in Washington, D.C., to see banking laws and regulations changed that will give us a more level playing field to compete with other financial intermediaries. Also, we believe that going forward, as our customers become more aware of the risks of non-bank investments in a changing economic environment, we will be able to regain deposits lost to mutual funds and other non-banking competitors. This will afford us the opportunity to improve earnings.

     We thank you for your continuing support. Please review the attending financial statements as audited by Parente, Randolph, Orlando, Carey & Associates and management's discussion. If you have any questions, please contact me.


                                   Yours very truly,


                                   /s/ David S. Packard
                                   --------------------
                                   DAVID S. PACKARD
                                   President

                             FINANCIAL HIGHLIGHTS
                    In Thousands, except for Per Share Data

FOR THE YEAR                                1994      1993      1992      1991      1990
Interest income......................... $10,346   $10,046   $10,750   $11,850   $11,858
Interest expense........................   4,795     4,652     5,437     6,797     7,052
                                         -------   -------   -------   -------   -------
Net interest income.....................   5,551     5,394     5,313     5,053     4,806
Provision for loan losses..............       -         58       102       460       190
                                         -------   -------   -------   -------   -------
Net interest income after
  provision for loan losses.............   5,551     5,336     5,211     4,593     4,616
Other operating income..................     805       791       759       776       730
Other operating expense.................   4,233     4,038     4,011     3,810     3,607
                                         -------   -------   -------   -------   -------
Income before income taxes..............   2,123     2,089     1,959     1,559     1,739
Provision for income taxes..............     531       522       483       288       312
                                         -------   -------   -------   -------   -------
Net income.............................. $ 1,592   $ 1,567   $ 1,476   $ 1,271   $ 1,427
                                         =======   =======   =======   =======   =======
Total cash dividend declared............ $   580   $   534   $   498   $   474   $   457
                                         =======   =======   =======   =======   =======

Per common share:
  Net income using weighted
    average shares outstanding..........   $2.88     $2.85     $2.70     $2.34     $2.58
Cash dividend declared..................    1.05       .97       .91       .87       .83

AT YEAR END                                 1994      1993      1992      1991      1990
Assets................................  $155,433  $148,705  $139,752  $138,294  $127,302
Deposits..............................   123,959   125,950   125,892   125,359   115,311
Loans, net............................    76,580    75,381    70,757    67,590    70,311
Investment securities.................    64,448    59,460    51,427    48,399    38,061
Shareholders' equity..................    15,372    15,367    13,443    12,124    11,110

MARKET PRICE AND DIVIDENDS

     The following table sets forth the high and low prices for the Company's stock on a quarterly basis for the past three years. These price quotations were obtained, when available, from purchaser or seller at the time of transfer.

                                                               Cash
                                                             Dividends
Period                                     High      Low     Declared
1994    4th Quarter.....................  $37.50    $37.00       .27
        3rd Quarter.....................   37.00     37.00       .26
        2nd Quarter.....................   37.00     35.00       .26
        1st Quarter.....................   35.00     34.11       .26

1993    4th Quarter.....................  $40.00    $33.50       .28
        3rd Quarter.....................   36.26     33.00       .26
        2nd Quarter.....................   34.22     32.00       .22
        1st Quarter.....................   34.00     32.00       .21

1992    4th Quarter.....................   33.00    $32.00       .26
        3rd Quarter.....................   33.00     32.00       .24
        2nd Quarter.....................   33.00     30.00       .21
        1st Quarter.....................   33.00     31.00       .20

The following brokerage firms will act as agent or make a market in the Company's Stock:

RYAN, BECK & COMPANY     ANTHONY MISCIAGNA &        HOPPER SOLIDAY
80 Main Street             COMPANY, INC.              & COMPANY
West Orange, NJ  07052   6 Bird Cage Walk           John J. Abbate
Phone:  201-325-3000     Hollidaysburg, PA  16648   100 Park Avenue
                         Phone:  1-800-343-5149     New York, NY 10017
                                                    Phone: 212-922-3500

[LOGO OF PARENTE . RANDOLPLH . ORLANDO
CAREY & ASSOCIATES
--------------------------------------------
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS]


                            REPORT OF INDEPENDENT
                        CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors
National American Bancorp, Inc.
  and Subsidiaries
Towanda, Pennsylvania:

     We have audited the accompanying consolidated balance sheets of National American Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National American Bancorp, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, in 1993, the Company changed its method of accounting for income taxes by adopting Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" and the Company changed its method of accounting for investment securities by adopting Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

                              /s/ Parente, Randolph, Orlando, Carey
                                          & Associates

Wilkes-Barre, Pennsylvania
January 13, 1995

               NATIONAL AMERICAN BANCORP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                          DECEMBER 31, 1994 AND 1993

-------------------------------------------------------------------------------------
                                                                  1994           1993
-------------------------------------------------------------------------------------
ASSETS:
  Cash and cash equivalents:
    Cash and due from banks.............................  $  8,012,242   $  4,966,086
    Interest-bearing balances in banks..................       794,446        756,721
    Federal funds sold..................................             -      2,700,000
                                                          ------------   ------------
          Total.........................................     8,806,688      8,422,807

  Held-to-maturity securities
    (estimated market value of
    $42,444,000 and $26,585,000
    in 1994 and 1993, respectively).....................    43,384,660     26,346,468
  Available-for-sale securities.........................    21,063,244     33,113,678
  Loans, net............................................    76,579,717     75,380,858
  Bank premises and equipment, net......................     3,761,301      3,896,791
  Accrued interest receivable...........................     1,245,429      1,275,037
  Assets acquired through foreclosure...................        33,427        129,000
  Other assets..........................................       558,533        140,165
                                                          ------------   ------------
                     TOTAL..............................  $155,432,999   $148,704,804
                                                          ============   ============

LIABILITIES:
  Deposits:
    Noninterest-bearing.................................  $ 16,072,342   $ 14,649,615
    Interest-bearing....................................   107,886,797    111,300,681
                                                          ------------   ------------
          Total deposits................................   123,959,139    125,950,296
    Borrowed funds......................................    15,273,700      6,500,000
    Accrued interest payable............................       258,315        217,112
    Other liabilities...................................       570,024        670,477
                                                          ------------   ------------
          Total liabilities.............................   140,061,178    133,337,885
                                                          ------------   ------------

SHAREHOLDERS' EQUITY:
  Common stock, par value $5 per share,
    1,000,000 shares authorized; 555,970
    shares issued and outstanding, of which
    3,623 are held in the treasury......................     2,779,850      2,779,850
  Surplus...............................................        23,132         23,132
  Retained earnings.....................................    12,700,290     11,688,055
  Net unrealized holding (losses) gains on
    available-for-sale securities.......................       (15,515)       991,818
                                                          ------------   ------------
                                                            15,487,757     15,482,855
                                                          ------------   ------------
  Less treasury stock - at cost.........................       115,936        115,936
                                                          ------------   ------------
          Total shareholders' equity....................    15,371,821     15,366,919
                                                          ------------   ------------
                     TOTAL..............................  $155,432,999   $148,704,804
                                                          ============   ============

-----------------------------------------------------------------------------

                See Notes to Consolidated Financial Statements
               NATIONAL AMERICAN BANCORP, INC. AND SUBSIDIARIES

               NATIONAL AMERICAN BANCORP, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF INCOME
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 and 1992

-----------------------------------------------------------------------------------
                                                  1994         1993          1992
-----------------------------------------------------------------------------------
INTEREST INCOME:
  Interest and fees on loans................  $ 6,776,156  $ 6,629,847  $ 6,815,537
  Interest and dividends on investments:
    Taxable interest income.................    3,379,578    3,085,318    3,464,005
    Nontaxable interest income..............      175,901      275,741      351,584
    Dividends...............................        3,924        3,924        3,924
    Interest on federal funds sold..........       10,622       51,564      115,347
                                              -----------  -----------  -----------
       Total interest income................   10,346,181   10,046,394   10,750,397
                                              -----------  -----------  -----------
INTEREST EXPENSE:
  Interest on deposits......................    4,165,783    4,439,641    5,431,109
  Interest on other borrowings..............      629,646      212,823        5,864
                                              -----------  -----------  -----------
       Total interest expense...............    4,795,429    4,652,464    5,436,973
                                              -----------  -----------  -----------
NET INTEREST INCOME.........................    5,550,752    5,393,930    5,313,424
PROVISION FOR POSSIBLE LOAN LOSSES..........            -       58,000      102,000
                                              -----------  -----------  -----------
NET INTEREST INCOME AFTER PROVISION
  FOR POSSIBLE LOAN LOSSES..................    5,550,752    5,335,930    5,211,424
                                              -----------  -----------  -----------
OTHER OPERATING INCOME:
  Service charges on deposit accounts.......      341,565      352,266      365,585
  Other income..............................      295,143      281,557      288,144
  Securities gains..........................      136,708       60,678       68,649
  Trust Department income...................       32,407       96,370       36,499
                                              -----------  -----------  -----------
       Total other operating income.........      805,823      790,871      758,877
                                              -----------  -----------  -----------
OTHER OPERATING EXPENSES:
  Salaries, wages and employee benefits.....    1,901,063    1,921,874    1,879,669
  Occupancy expense.........................      265,013      253,508      249,411
  Furniture and equipment expense...........      398,958      380,122      399,548
  FDIC insurance............................      279,782      276,196      276,849
  Other expenses............................    1,388,559    1,205,899    1,206,174
                                              -----------  -----------  -----------
       Total other operating expenses.......    4,233,375    4,037,599    4,011,651
                                              -----------  -----------  -----------
INCOME BEFORE PROVISION FOR INCOME
  TAXES.....................................    2,123,200    2,089,202    1,958,650
PROVISION FOR INCOME TAXES..................      531,000      522,000      483,000
                                              -----------  -----------  -----------
NET INCOME..................................  $ 1,592,200  $ 1,567,202  $ 1,475,650
                                              ===========  ===========  ===========
NET INCOME PER SHARE........................  $      2.88  $      2.85  $      2.70
                                              ===========  ===========  ===========
Weighted average shares outstanding.........      552,347      549,772      546,673
                                              ===========  ===========  ===========

-------------------------------------------------------------------------------

                See Notes to Consolidated Financial Statements

               NATIONAL AMERICAN BANCORP, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF CHANGES
                            IN SHAREHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 and 1992

-------------------------------------------------------------------------------------------------------------------
                                                                       NET UNREALIZED
                                                                           HOLDING
                                                                       GAINS (LOSSES)                     TOTAL
                                                                        ON AVAILABLE-                    SHARE-
                            COMMON                      RETAINED          FOR-SALE       TREASURY        HOLDERS'
                            STOCK          SURPLUS      EARNINGS         SECURITIES        STOCK         EQUITY
-------------------------------------------------------------------------------------------------------------------
Balance
  December 31, 1991......   $2,779,850     $ 6,558     $ 9,676,901                       $(339,008)     $12,124,301

Net income...............                                1,475,650                                        1,475,650

Sale of treasury
  stock..................                    2,162                                          69,184           71,346

Dividends declared
  ($.91 per share).......                                 (497,780)                                        (497,780)
                            ----------     -------     -----------     -----------       ---------      -----------
Balance,
  December 31, 1992......    2,779,850       8,720      10,654,771                        (269,824)      13,173,517

Net income...............                                1,567,202                                        1,567,202

Sale of treasury
  stock..................                   14,412                                         153,888          168,300

Dividends declared
  ($.97 per share).......                                 (533,918)                                        (533,918)

Net unrealized
  holding gains on
  available-for-sale
  securities.............                                              $   991,818                          991,818
                            ----------     -------     -----------     -----------       ---------      -----------

Balance,
  December 31, 1993......    2,779,850      23,132      11,688,055         991,818        (115,936)      15,366,919

Net income...............                                1,592,200                                        1,592,200

Dividends declared
  ($1.05 per share)......                                 (579,965)                                        (579,965)

Net unrealized
  holding losses on
  available-for-sale
  securities.............                                               (1,007,333)                      (1,007,333)
                            ----------     -------     -----------     -----------       ---------      -----------
Balance
  December 31, 1994......   $2,779,850     $23,132     $12,700,290     $   (15,515)      $(115,936)     $15,371,821
                            ==========     =======     ===========     ===========       ==========     ===========
-------------------------------------------------------------------------------------------------------------------

                See Notes to Consolidated Financial Statements

               NATIONAL AMERICAN BANCORP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 and 1992

---------------------------------------------------------------------------------------------------
                                                         1994            1993            1992
---------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income....................................     $ 1,592,200       $ 1,567,202      $ 1,475,650
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Provision for possible loan losses..........               -            58,000          102,000
    Provision for losses on assets
      acquired through foreclosure..............          47,039            27,936           20,228
    Depreciation, amortization and accretion....         928,209         1,113,009          577,638
    Securities gains............................        (136,708)          (60,678)         (68,649)
    Loss on sale of assets acquired
      through foreclosure.......................          12,764             6,066           11,704
    Deferred income tax provision (benefit).....           9,000           (73,000)         (28,000)
      Change in:
         Accrued interest receivable............          29,608            30,858           45,529
         Other assets...........................        (135,600)           39,169          (14,850)
         Accrued interest payable...............          41,203           (20,757)         (88,611)
         Other liabilities......................         134,064            (9,524)         (41,265)
                                                     -----------       -----------      -----------
             Net cash provided by
               operating activities.............       2,521,779         2,678,281        1,991,374
                                                     -----------       -----------      -----------
INVESTING ACTIVITIES:
  Proceeds from maturity of bankers'
    acceptances.................................       6,406,275        12,858,047        8,561,176
  Purchase of banker's acceptances..............      (8,465,018)       (9,549,508)     (10,527,197)
  Held-to-maturity securities:
    Proceeds from sales.........................               -         1,926,781        4,172,682
    Proceeds from maturities....................      22,617,449        19,959,964       15,909,174
    Purchases...................................     (39,894,096)      (32,430,983)     (21,286,995)
  Available-for-sale securities:
    Proceeds from sales.........................       6,994,744                 -                -
    Proceeds from maturities....................      15,825,000                 -                -
    Purchases...................................     (10,447,490)                -                -
  Excess of loans originated over
    principal collected.........................      (1,290,898)       (4,923,892)      (3,367,859)
  Bank premises and equipment additions.........        (208,728)         (370,219)        (121,005)
  Proceeds from sale of assets acquired
    through foreclosure.........................         127,809           120,338          142,396
                                                     -----------       -----------      -----------
             Net cash used in investing
               activities.......................      (8,334,953)      (12,409,472)      (6,517,628)
                                                     -----------       -----------      -----------
FINANCING ACTIVITIES:
  Net increase (decrease) in deposit
    accounts....................................      (1,991,157)           58,171          532,809
  Cash dividends................................        (585,488)         (521,621)        (491,764)
  Net increase in borrowed funds................       8,773,700         6,500,000                -
  Proceeds from sale of treasury stock..........               -           168,300           71,346
                                                     -----------       -----------      -----------
             Net cash provided by
               financing activities.............       6,197,055         6,204,850          112,391
                                                     -----------       -----------      -----------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...................................         383,881        (3,526,341)      (4,413,863)
CASH AND CASH EQUIVALENTS, BEGINNING
  OF YEAR.......................................       8,422,807        11,949,148       16,363,011
                                                     -----------       -----------      -----------
CASH AND CASH EQUIVALENTS, END OF YEAR..........     $ 8,806,688       $ 8,422,807      $11,949,148
                                                     ===========       ===========      ===========
---------------------------------------------------------------------------------------------------

                See Notes to Consolidated Financial Statements

               NATIONAL AMERICAN BANCORP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of National American Bancorp, Inc. and its wholly-owned subsidiaries, The First National Bank of Bradford County and National Security American Life Insurance Company (collectively, the "Company"). Significant intercompany balances and transactions have been eliminated in consolidation.

    INVESTMENT SECURITIES

    As of December 31, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards "SFAS" No. 115, "Accounting for Certain Investments in Debt and Equity Securities," for accounting and reporting for investment securities. In accordance with SFAS No. 115, such investments are accounted for as follows:

       Held-to-Maturity Securities - include debt securities that the Company has the positive intent and ability to hold to maturity. These securities are reported at amortized cost.

       Trading Securities - include debt and equity securities bought and held principally for the purpose of selling them in the near term. The Company does not hold any trading securities.

       Available-for-Sale Securities - include debt and equity securities not classified as either held-to-maturity securities or trading securities. Such securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity net of deferred income taxes.

    The cumulative effect of the adoption of SFAS No. 115 as of December 31, 1993 resulted in an increase in shareholders' equity of $991,818 (unrealized holding gain on available-for-sale securities of $1,500,346 less deferred income tax effect of $508,528).

    The fair value of investments, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

    ALLOWANCE FOR POSSIBLE LOAN LOSSES

    The provision for possible loan losses is based upon a credit review of the loan portfolio, past loan loss experience, current economic conditions, the risk characteristics of the various categories of loans and other pertinent factors which form a basis for determining the adequacy of the allowance for possible loan losses. In the opinion of management, the aggregate amount reserved is deemed to be adequate to absorb future loan losses.

    INTEREST ON LOANS

    Interest income on loans, other than discounted installment loans, is computed based upon the principal amount outstanding using an interest method and is accrued when earned. Interest on discounted installment loans is recognized using the sum-of-the-months-digits method, the use of which does not result in income which is materially different than the income which would be recorded using the interest method. Consumer loans are placed in nonaccrual status when they become contractually 90 days past

                                                                     (Continued)
    due. All other loans are placed in nonaccrual status when management believes that collection of the interest is uncertain. Any payments received on nonaccrual loans are applied, first to the outstanding loan amounts, then to the recovery of any charged off loan amounts. Any excess is treated as a recovery of lost interest.

    LOAN FEES

    Nonrefundable loan origination fees and certain direct loan origination costs for loans are being recognized over the life of the related loans as an adjustment of the yield. Prior to 1989, the Company recognized such fees and costs in the year received or incurred.

    BANK PREMISES AND EQUIPMENT

    Bank premises and equipment are stated at cost less accumulated depreciation. Routine maintenance and repair expenditures are expensed as incurred while significant expenditures are capitalized.

    Depreciation expense is determined on the straight-line and accelerated methods over the following ranges of useful lives:

       Building and improvements..........  5 to 40 years
       Furniture and equipment............  3 to 20 years

    ASSETS ACQUIRED THROUGH FORECLOSURE

    Assets acquired through foreclosure are classified in compliance with Statement of Position 92-3 ("SOP 92-3"), Accounting for Foreclosed Assets. In accordance with SOP 92-3, the carrying amounts of foreclosed assets, all of which are being held for sale, are being carried at the lower of cost or fair value of the assets less estimated selling costs.

    PENSION PLAN

    It is the Company's policy to fund pension cost on a current basis to the extent deductible under existing tax regulations. The Company's net periodic pension cost is based on the provisions of Statement of Financial Accounting Standards No. 87.

    INCOME TAXES

    During 1993, the Company changed its method of accounting for income taxes to conform with the requirements of SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of the adoption of SFAS No. 109 as of January 1, 1993 was not material.

    Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

    PER SHARE DATA

    Data per share of common stock is computed using the weighted average number of shares outstanding, adjusted for treasury stock.

    TRUST ASSETS AND INCOME

    Assets held by the Company in a fiduciary or agency capacity for its customers are not included in the accompanying balance sheet since such items are not assets of the Company. Trust Department income is reported on a cash basis and is not materially different than if it were reported on the accrual basis.

                                                                     (Continued)

    STATEMENT OF CASH FLOWS

    For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing balances in banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

    For purposes of reporting supplemental disclosure of cash flow information, the Company transferred $92,039 and $241,840 of loans to assets acquired through foreclosure in 1994 and 1993, respectively.

2.  CASH AND DUE FROM BANKS:

    The Company is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. The average amounts of those reserve balances for the years ended December 31, 1994 and 1993 were approximately $567,000 and $594,000, respectively.

    Deposits with one financial institution are insured up to $100,000. The Company maintains cash and cash equivalents with certain other financial institutions in excess of the insured amount.

3.  INVESTMENT SECURITIES:

    The amortized cost and fair value of investment securities at December 31, 1994 and 1993 are as follows (in thousands):

                                                                1994
                                           ------------------------------------------
                                                          Gross      Gross
                                                       Unrealized  Unrealized
                                           Amortized     Holding     Holding   Fair
                                              Cost        Gains      Losses    Value
    Held-to-Maturity Securities:
      Obligations of the U.S. Treasury....  $16,954       $  -        $195    $16,759
      Obligations of other U.S.
        government corporations and
        agencies..........................    4,014          -          16      3,998
      Obligations of state and
        political subdivisions............    2,808         39          42      2,805
      Corporate debt obligations..........      247                      3        244
      Mortgage-backed securities..........   19,362          9         733     18,638
                                            -------       ----        ----    -------
           Total debt securities..........  $43,385       $ 48        $989    $42,444
                                            =======       ====        ====    =======
    Available-for-Sale
      Securities:
      Obligations of the U.S.
           Treasury.......................  $ 9,013       $132        $ 22    $ 9,123
        Obligations of other U.S.
           government corporations
           and agencies...................    5,530          1         188      5,343
      Corporate debt
        securities........................    1,223         17          24      1,216
                                            -------       ----        ----    -------
           Total debt securities..........   15,766        150         234     15,682
      Bankers' acceptances................    4,333          -           -      4,333
      Equity securities...................      992         56           -      1,048
                                            -------       ----        ----    -------
           Total..........................  $21,091       $206        $234    $21,063
                                            =======       ====        ====    =======

                                                                     (Continued)

                                                                1993
                                           -------------------------------------------
                                                          Gross      Gross
                                                       Unrealized  Unrealized
                                           Amortized     Holding     Holding   Fair
                                              Cost        Gains      Losses    Value
Held-to-Maturity Securities:
  Obligations of the U.S.
    Treasury..............................  $11,609      $   17        $ 3     $11,623
  Obligations of other U.S.
    government corporations
    and agencies..........................    2,815          32         -        2,847
  Obligations of state and
    political subdivisions................    3,240         139         13       3,366
  Corporate debt obligations..............    5,424          11          3       5,432
  Mortgage-backed securities..............      983          60          1       1,042
                                            -------      ------        ---     -------
       Total debt securities..............   24,071         259         20      24,310

    Bankers' acceptances..................    2,275         -           -        2,275
                                            -------      ------        ---     -------
          Total...........................  $26,346      $  259        $20     $26,585
                                            =======      ======        ===     =======
  Available-for-Sale
    Securities:
       Obligations of the U.S.
          Treasury........................  $19,674      $1,123        $-      $20,797
       Obligations of other U.S.
          government corporations
          and agencies....................    5,824         164         -        5,988
       Corporate debt
          securities......................    5,318         169         -        5,487
                                            -------      ------        ---     -------
          Total debt securities...........   30,816       1,456         -       32,272

       Equity securities..................      797          45         -          842
                                            -------      ------        ---     -------
          Total...........................  $31,613      $1,501        $-      $33,114
                                            =======      ======        ===     =======

    There are no significant concentrations of investments (greater than 10 percent of shareholders' equity) in any individual security issuer other than U.S. government securities.

    Investment securities with a carrying value of approximately $18,272,000 and $24,500,000 at December 31, 1994 and 1993, respectively, were pledged to secure certain deposits and for other purposes as required by law.

    The amortized cost and fair value of debt securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                     (Continued)

                                                                             IN THOUSANDS
                                       ---------------------------------------------------------------------------------------
                                           MATURING        MATURING AFTER   MATURING AFTER
                                            WITHIN         ONE BUT WITHIN   FIVE BUT WITHIN   MATURING AFTER
                                           ONE YEAR         FIVE YEARS        TEN YEARS         TEN YEARS            TOTAL
                                       ----------------   ---------------   --------------   ---------------   ---------------
                                       AMOUNT     YIELD    AMOUNT   YIELD   AMOUNT   YIELD   AMOUNT    YIELD   AMOUNT    YIELD
Held-to-Maturity
  Securities:
   Obligations of the
    U.S. Treasury...................   $14,454    4.39%   $ 2,500    6.33%  $     -      -%   $   -      - %   $16,954    5.36%
   Obligations other U.S.
    government agencies
    and corporations................     4,014    5.29          -       -         -      -        -       -      4,014    5.29
   Obligations of states and
    political subdivisions..........       737    5.47      1,202    6.41       769   5.25      100    9.88      2,808    6.48
   Corporate debt securities........         -                247    6.00                                          247    6.00
   Mortgage-backed securities.......        87    8.79      6,775    7.54    12,500   7.47        -       -     19,362    7.50
                                       -------    ----    -------    ----   -------   ----     ----    ----    -------    ----
   Total debt securities
    at book value...................   $19,292    5.99%   $10,724    6.57%  $13,269   6.36%    $100    9.88%   $43,385    6.13%
                                       =======    ====    =======    ====   =======   ====     ====    ====    =======    ====
   Total debt securities
    at fair value...................   $19,138            $10,468           $12,725            $113            $42,444
                                       =======            =======           =======            ====            =======

                                                                             IN THOUSANDS
                                       ---------------------------------------------------------------------------------------
                                           MATURING        MATURING AFTER    MATURING AFTER
                                            WITHIN         ONE BUT WITHIN   FIVE BUT WITHIN  MATURING AFTER
                                           ONE YEAR          FIVE YEARS        TEN YEARS        TEN YEARS           TOTAL
                                       ----------------   ---------------   --------------   ---------------   ---------------
                                       AMOUNT     YIELD    AMOUNT   YIELD   AMOUNT   YIELD   AMOUNT    YIELD   AMOUNT    YIELD
Available-for-sale
  Securities:
   Obligations of the
    U.S. Treasury...................   $4,009     5.23%    $2,500   7.64%   $2,504   8.57%    $  -        -%   $ 9,013   6.65%
   Obligations other
    U.S. government agencies
    and corporations................    2,517     4.50      2,513   7.16       500   7.75        -        -      5,530   6.69
   Corporate debt securities........      250     9.08        973   8.67                         -        -      1,223   8.75
                                       ------     ----     ------   ----    ------   ----     ----     ----    -------   ----
   Total debt securities
    at book value...................    6,776     6.27%     5,986   7.82%   $3,004   8.16%    $  -        -%    15,766   7.36%
                                       ======     ====     ======   ====    ======   ====     ====     ====    =======   ====
   Total debt securities
    at fair value...................   $6,708              $5,905           $3,069            $  -             $15,682
                                       ======              ======           ======            ====             =======

    The unamortized premiums on mortgage-backed securities amounted to $103,228 and $2,632 as of December 31, 1994 and 1993, respectively. The unearned discount on mortgage-backed securities amounted to $148,067 and $5,480 as of December 31, 1994 and 1993, respectively.

    Gross gains of $164,902 and gross losses of $28,194 were realized on available-for-sale securities in 1994. Gross gains on the sale of investments in debt securities of $60,678 and $68,649 were realized in 1993 and 1992, respectively. No losses were realized on the sale of investments in debt securities in 1993 or 1992.

    The Company has no derivative financial instruments requiring disclosure under SFAS No. 119.

                                                                   (Continued)

4.  LOANS:

    Major classifications of loans are summarized as follows (in thousands):

                                                                       DECEMBER 31
                                                                    -----------------
                                                                      1994      1993
         Real estate loans........................................  $53,987   $51,998
         Agricultural loans.......................................    4,352     3,673
         Commercial and industrial................................    9,378    12,583
         Consumer.................................................   11,289     9,593
                                                                    -------   -------
              Total...............................................   79,006    77,847

         Less:
            Unearned discount.....................................    1,357     1,282
            Unamortized loan fees.................................      194       252
            Allowance for possible loan losses....................      875       932
                                                                    -------   -------
         Loans, net...............................................  $76,580   $75,381
                                                                    =======   =======

    The Company has no concentration of loans to borrowers engaged in similar businesses or activities which exceed five percent of total assets at December 31, 1994 or 1993 other than as disclosed above.

    Loans on which the accrual of interest has been discontinued or reduced amounted to $224,246 at December 31, 1994 and $185,080 at December 31, 1993. If these loans had been current throughout their respective terms, the interest income which would have been recorded would have approximated $45,386 and $30,700 for the years ended December 31, 1994 and 1993, respectively. Accruing loans which are contractually past due 90 days or more as to principal or interest payments amounted to $586,297 at December 31, 1994 and $71,103 at December 31, 1993. There are no loans which are considered troubled debt restructurings at December 31, 1994 and 1993. In addition to nonaccrual loans, certain other loans have had terms altered or value has been received which was less than the debt or the debt was satisfied via legal proceedings. These altered loans were not significant in amount in either 1994 or 1993.

    The Company grants agribusiness, commercial, residential and consumer loans to customers primarily in Bradford County, Pennsylvania and its contiguous counties and the counties in the southern tier of New York. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on the economic sector in which the Company operates.

                                      A-23                          (Continued)

    Final loan maturities and rate sensitivity of the loan portfolio at December 31, 1994 are as follows (in thousands):

                                       WITHIN     ONE -        AFTER
                                      ONE YEAR  FIVE YEARS  FIVE YEARS  TOTAL
                                      --------  ----------  ---------- --------
    Real estate loans................  $21,720    $ 8,366     $23,901   $53,987
    Agricultural loans...............    3,204        608         540     4,352
    Commercial and industrial........    7,386        902       1,090     9,378
    Consumer.........................    3,487      7,507         295    11,289
                                       -------    -------     -------   -------
         Total.......................  $35,797    $17,383     $25,826   $79,006
                                       =======    =======     =======   =======
    Loans at fixed
      interest rates.................  $ 6,073    $15,467     $25,256   $46,796
    Loans at variable
     interest rates..................   29,724      1,916         570    32,210
                                       -------    -------     -------   -------
         Total.......................  $35,797    $17,383     $25,826   $79,006
                                       =======    =======     =======   =======

    Transactions in the allowance for possible loan losses account are summarized as follows (in thousands):


                                                             YEARS ENDED
                                                             DECEMBER 31
                                                        -------------------
                                                        1994    1993   1992
                                                        ----    ----   ----
    Beginning balance.................................  $932    $896   $850
    Provision charged to operations...................     -      58    102
    Recovery of loans previously
     charged off......................................     8      16     29
                                                        ----    ----   ----
                                                         940     970    981

    Loans charged off.................................    65      38     85
                                                        ----    ----   ----
    Ending balance....................................   875    $932   $896
                                                        ====    ====   ====


    In May 1993, the Financial Accounting Standards Board issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," "SFAS 114" which must be adopted by the Company by 1995. SFAS 114 applies to loans other than groups of smaller-balance homogenous loans (generally consumer loans) that are collectively evaluated for impairment. The standard requires that impairment of such loans be measured generally based on the present value of expected future principal and interest cash flows, discounted at the loan's effective interest rate, and established as a valuation allowance related to those impaired loans. Under SFAS 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. Presently credit losses on all loans are accounted for though the allowance for credit losses, which is maintained at a level adequate to absorb losses inherent in the portfolio. Implementation of SFAS 114, effective January 1, 1995, will not have a material impact on the allowance for credit losses.

                                         A-24                       (Continued)

5.  BANK PREMISES AND EQUIPMENT:

    A summary of bank premises and equipment is as follows (in thousands):

                                                           DECEMBER 31
                                                        -----------------
                                                         1994       1993
                                                        ------     ------
         Land.........................................  $  780     $  623
         Bank premises................................   3,393      3,529
         Furniture and equipment......................   2,507      2,824
         Construction-in-progress.....................      94         -
                                                        ------     ------
                                                         6,774      6,976
         Less accumulated depreciation................   3,013      3,079
                                                        ------     ------
              TOTAL...................................  $3,761     $3,897
                                                        ======     ======

    Depreciation of bank premises and equipment amounted to $344,218 in 1994, $349,110 in 1993, $365,658 in 1992.

6.  DEPOSITS:

    Included in interest-bearing deposits are certificates of deposit issued in amounts of $100,000 or more. These certificates and their maturities at December 31, 1994 and 1993 are as follows (in thousands):

                                                           DECEMBER 31
                                                        -----------------
                                                         1994       1993
                                                        ------     ------
         Three months or less........................   $4,206     $2,697
         Three through six months....................    1,688      5,125
         Six through twelve months...................      347        223
         Over twelve months..........................    2,243      1,253
                                                        ------     ------
              TOTAL..................................   $8,484     $9,298
                                                        ======     ======

    Interest related to time deposits of $100,000 or more was $511,046, $451,799 and $495,207 for the years ended December 31, 1994, 1993 and 1992, respectively.

    The Company paid interest on all deposits of $4,124,580 $4,460,398 and $5,525,584 during 1994, 1993 and 1992, respectively.

7.  BORROWED FUNDS:

    Borrowed funds consists of nine fixed rate advances and a flexline from the Federal Home Loan Bank of Pittsburgh. The terms of the fixed rate advances range from 60 months to 120 months at fixed interest rates from 5.5.% to 7.2%. These advances are secured by the Company's Federal Home Loan Bank Stock, U.S. government agency and mortgage-backed securities, U.S. Treasury notes, and first mortgage loans under a collateral pledge and security agreement.

    The Company has a $14,457,200 flexline with the Federal Home Loan Bank of Pittsburgh. At December 31, 1994, the Company has outstanding borrowings of $8,773,700 on the flexline.

    Interest paid on borrowed funds was $629,646 and $212,823 for the years ended December 31, 1994 and 1993, respectively.

                                  A-25                          (Continued)

8.  STOCK OPTION PLANS:

    On March 30, 1994, the Company adopted two nonqualified stock option plans for the directors and certain employees. Options to purchase 25,350 shares of the Company's common stock at $35 per share were granted. These options may be exercised, in whole or in part, at any time, subject to the limitation that no option shall be exercisable after the expiration of ten years from the date the option is granted, and no option shall be exercisable for less than 100 shares. During 1994, there were no options exercised. The Company has reserved an additional 74,650 shares for the granting of future options.

9.  PENSION PLAN:

    The Company has a noncontributory defined benefit pension plan (the "Plan") for all employees meeting certain age and length of service requirements. Benefits are based primarily on years of service and the average annual compensation during the last five years of employment. The Company's funding policy is consistent with the funding requirements of federal law and regulations. Plan assets are comprised of Company stock with an approximate market value of $57,000 and $55,000 at December 31, 1994 and 1993, respectively, and certificates of deposit issued by The First National Bank of Bradford County.

    Net periodic pension cost includes the following components (in thousands):

                                          YEARS ENDED DECEMBER 31,
                                          1994      1993     1992
                                          ----      ----     ----
        Service cost benefits earned
          during the period.............  $ 55      $ 55     $ 45
        Interest cost on projected
          benefit obligation............    64        68       64
        Return on plan assets...........   (27)      (34)     (46)
        Net amortization and deferral...    20        21       22
                                          ----      ----     ----
        Net periodic pension cost.......  $112      $110     $ 85
                                          ====      ====     ====

    The following table sets forth the Plan's funded status and amounts recognized in the Company's financial statements (in thousands):

                                                         DECEMBER 31
                                                        ------------
                                                        1994    1993
                                                        ----    ----
        Actuarial present value of benefit
         obligation:
          Vested.....................................   $(576)  $(509)
          Nonvested..................................     (14)    (11)
                                                        -----   -----
        Accumulated benefit obligation...............    (590)   (520)
        Effects of future compensation levels........    (401)   (440)
                                                        -----   -----
        Projected benefit obligation ................    (991)   (960)
        Plan assets at fair value....................     716     615
                                                        -----   -----
          Excess of projected benefit
            obligation over plan assets..............    (275)   (345)
        Unrecognized transition loss.................       6      10
        Unrecognized prior service cost..............     (30)     26
        Unrecognized net loss........................     304     323
                                                        -----   -----
                Prepaid pension cost.................   $   5   $  14
                                                        =====   =====

                                      A-26                          (Continued)

    The projected benefit obligation was determined using an assumed discount rate of 7.0% and 6.75% at December 31, 1994 and 1993, respectively. An assumed long-term rate of compensation increase of 5.5% was used at December 31, 1994 and 1993 and an assumed long-term rate of return on Plan assets of 7.0% was used for the year ended December 31, 1994 and 1993.

    Effective December 31, 1994, the Plan was amended to reflect certain limits on plan compensation to comply with the Internal Revenue Code. The amendment resulted in a reduction of the projected benefit obligation of approximately $30,000 during the year ended December 31, 1994. The Plan amendment will be amortized over 8 years, resulting in an unrecognized prior service cost of approximately $30,000 at December 31, 1994.


10. INCOME TAXES:

    The following temporary differences gave rise to the deferred tax asset (liability) at December 31, 1994 and 1993 in thousands:

                                                         1994    1993
                                                         -----   -----
        Deferred tax assets:
           Allowance for loan losses................     $ 186   $ 205
           Loan fees and costs......................        66      86
           Net unrealized holding losses on
             available-for-sale securities..........        12       -
           Depreciation.............................        14      16
           Deferred compensation....................        58       -
                                                         -----   -----
                Total...............................       336     307
                                                         -----   -----
        Deferred tax liabilities:
           Bond accretion...........................        48      24
           Pension..................................         2       -
           Net unrealized holding gains on
             available-for-sale securities..........         -     509
                                                         -----   -----
                Total...............................        50     533
                                                         -----   -----
        Deferred tax asset (liability), net.........     $ 286   $(226)
                                                         =====   =====

    The deferred tax asset at December 31, 1994 is included in other assets and the deferred tax liability at December 31, 1993 is included in other liabilities.

    The provision for income taxes is comprised of the following (in thousands):


                                                        YEARS ENDED
                                                        DECEMBER 31
                                                    -------------------
                                                    1994   1993    1992
                                                    ----   ----    ----
         Currently payable......................    $522   $579    $511
         Deferred...............................       9    (57)    (28)
                                                    ----   ----    ----
            Total provision.....................    $531   $522    $483
                                                    ====   ====    ====

                                        A-27                        (Continued)

   An analysis of the temporary differences which result in a deferred income tax provision (benefit) and the tax effect of each is as follows (in thousands):

                                                 YEARS ENDED
                                                 DECEMBER 31
                                             -------------------
                                             1994   1993    1992
                                             ----   ----    ----
      Loan loss provision..................  $ 19   $(12)   $(16)
      Accretion............................    25    (48)     11
      Net loan origination fees............    20     (4)    (16)
      Depreciation.........................     1      1       -
      Deferred compensation................   (58)     -       -
      Pension..............................     2      -       -
      Foreclosed assets held of sale.......     -      6      (7)
                                             ----   ----    ----
      Total deferred income tax
         provision (benefit)...............  $  9   $(57)   $(28)
                                             ====   ====    ====

   The effective federal income tax rates for the years ended December 31, 1994, 1993 and 1992 were 25.0%, 24.9% and 24.7%, respectively. A reconciliation between the expected statutory income tax rates and the effective income tax rates on income before income taxes follows (in thousands):

                                           YEARS ENDED DECEMBER 31,
                                     1994            1993            1992
                                -------------   ------------    -------------
                                AMOUNT    %     AMOUNT    %     AMOUNT    %
        Provision at
          statutory rate....    $ 722    34.0%  $ 710   34.0%   $ 666    34.0%
        Tax-exempt
          income............     (222)  (10.4)   (191)  (9.2)    (209)  (10.7)
        Nondeductible
          expenses..........       38     1.8      19     .9       26     1.4
        Other, net..........       (7)    (.4)    (16)   (.8)       -       -
                                -----   -----   -----   ----    -----   -----
        Effective
          income tax
          and rates.........    $ 531    25.0%  $ 522   24.9%   $ 483    24.7%
                                =====   =====   =====   ====    =====   =====

   The Company made income tax payments of approximately $526,000, $600,000 and $511,000 during 1994, 1993 and 1992, respectively.

                                     A-28                         (Continued)

11. PARENT COMPANY:

    The following is condensed financial information for National American Bancorp, Inc.:

                                 BALANCE SHEET
                                 -------------
                                                                 (IN THOUSANDS)
                                                                   DECEMBER 31
                                                               ------------------
                                                                 1994       1993
                                                               -------    -------
    ASSETS:
      Cash.................................................    $   173    $   185
      Investments in subsidiaries:
        First National Bank of
          Bradford County..................................     14,381     14,393
        National Security American Life
          Insurance Company................................        709        690
        Investment securities, available-
          for-sale.........................................        127        122
        Land...............................................        145        145
                                                               -------    -------
          TOTAL ASSETS.....................................    $15,535    $15,535
                                                               =======    =======
    LIABILITIES AND SHAREHOLDERS'
      EQUITY:
      Dividends declared not paid..........................     $  149    $   155
      Other liabilities....................................         14         13
      Shareholders' equity.................................     15,372     15,367
                                                               -------    -------
    TOTAL LIABILITIES AND SHAREHOLDERS'
      EQUITY...............................................    $15,535    $15,535
                                                               =======    =======

                              STATEMENT OF INCOME
                              -------------------

                                                          (IN THOUSANDS)
                                                        FOR THE YEARS ENDED
                                                             DECEMBER 31
                                                     ------------------------
                                                      1994     1993     1992
                                                     ------   ------   ------
    INCOME:
      Dividends...................................   $  579   $  386   $  433
      Other income................................        8        5        4
                                                     ------   ------   ------
        Total income..............................      587      391      437
                                                     ------   ------   ------
    EXPENSES:
      Real estate taxes...........................       10       10        9
      Other taxes.................................        3        4        3
                                                     ------   ------   ------
        Total expenses............................       13       14       12
                                                     ------   ------   ------
    INCOME BEFORE EQUITY IN
      UNDISTRIBUTED INCOME OF
      SUBSIDIARIES................................      574      377      425
    EQUITY IN UNDISTRIBUTED INCOME
      OF SUBSIDIARIES.............................    1,017    1,190    1,051
                                                     ------   ------   ------
    NET INCOME....................................   $1,591   $1,567   $1,476
                                                     ======   ======   ======

                                        A-29                       (Continued)

                            STATEMENT OF CASH FLOWS
                            -----------------------

                                                           (IN THOUSANDS)
                                                     FOR YEARS ENDED DECEMBER 31
                                                    -----------------------------
                                                      1994       1993       1992
                                                    -------    -------    -------
    CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income..................................  $ 1,591    $ 1,567    $ 1,476
      Adjustments to reconcile net income to
        net cash used in operating activities:
      Equity in undistributed income
        of subsidiaries...........................   (1,017)    (1,190)    (1,051)
                                                    -------    -------    -------
        Net cash provided by
          operating activities....................      574        377        425
                                                    -------    -------    -------
    CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from sale of treasury stock........        -        168         71
      Dividends paid..............................     (586)      (521)      (492)
                                                    -------    -------    -------
        Net cash used in financing
          activities..............................     (586)      (353)      (421)
                                                    -------    -------    -------
    INCREASE (DECREASE) IN CASH...................      (12)        24          4

    CASH, BEGINNING OF YEAR.......................      185        161        157
                                                    -------    -------    -------
    CASH, END OF YEAR.............................  $   173    $   185    $   161
                                                    =======    =======    =======

12. LOANS TO DIRECTORS AND EXECUTIVE OFFICERS:

    Loans are made to officers and directors, and companies in which they have 10 percent or more beneficial interest. All such loans were made in the ordinary course of business, and were substantially on the same terms and at those rates prevailing at the time for comparable transactions with others.

    A summary of loan activity with officers and directors and associates of such persons is listed below (in thousands):

                                             1994        1993       1992
                                           -------     -------    -------
    Balances, beginning of year.........   $ 3,933     $ 4,469    $ 4,344
    Advances............................     3,000       4,774      3,711
    Payments and other reductions.......    (2,057)     (5,310)    (3,586)
                                           -------     -------    -------
    Balances, end of year...............   $ 4,876     $ 3,933    $ 4,469
                                           =======     =======    =======

    Other reductions of loans made to officers and directors arise from separation of employment or discontinuance of membership of the board of directors.

                                      A-30                         (Continued)

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees elements of credit, interest rate or liquidity risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of those instruments express the extent of involvement the Company has in particular classes of financial instruments.

    Company exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

    Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with off-balance-sheet credit risk.

                                                      CONTRACT OR
                                                    NOTIONAL AMOUNT
                                                      DECEMBER 31,
                                                   1994         1993
                                                   ----         ----
    Financial instruments whose contract
      amounts represent credit risk:
        Commitments to extend credit..........  $3,356,193   $3,364,000
        Standby letters of credit.............  $  420,875   $    2,500

    Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company on extension of credit is based on management's credit assessment of the counterparty.

    Standby letters of credit are conditional commitments issued by the Company guaranteeing performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

14. REGULATORY RESTRICTIONS:

    Various regulatory agencies require banks and bank holding companies to maintain a leverage ratio of core capital to total assets at a prescribed level, currently 3 percent. In addition, bank regulators have issued risk-based capital guidelines. Under such guidelines, minimum ratios of core capital and total qualifying capital as a percentage of risk-weighted assets and certain off-balance sheet items of 8 percent and 4 percent, respectively, are required at December 31, 1994.

    At December 31, 1994 the Bank met all capital requirements. Core capital was $14,436,870 or 9.3 percent of total assets and 21.0 percent of total risk-weighted assets, while total qualifying capital was $15,306,547 or 22.0 percent of total risk-weighted assets. The Company's ratios are not materially different than those of the Bank.

                                                                     (Continued)

    The Company may not pay dividends in any year in excess of the total of the current year's net income and the retained net income of the prior two years without the approval of the Federal Reserve Bank. Accordingly, Company dividends in 1995 may not exceed $2,045,519 plus Company net income for 1995. Additionally, similar banking regulations limit the amount of dividends that may be paid to the Company by the Bank without prior approval of the Bank's regulatory agency.


15. FINANCIAL INSTRUMENT DISCLOSURES:

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," will be implemented by the Company in 1995. SFAS No. 107 requires the disclosure of the fair value of financial instruments, both assets and liabilities, recognized and not recognized in the balance sheet, for which it is practicable to estimate fair value.

                                                                     (Concluded)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                         OF THE SUMMARY OF OPERATIONS

National American Bancorp, Inc. (the Company) is a one-bank holding company incorporated under the laws of the Commonwealth of Pennsylvania in 1984. The Company provides financial services through its wholly-owned subsidiary, The First National Bank of Bradford County (the Bank). The Bank has 10 offices and 6 MAC (Money Access Center) sites in Bradford County. In 1986 the Company formed National Security American Life Insurance Company to provide life, accident and health insurance for loans written by The First National Bank of Bradford County.

The Company's assets increased by $6,728,195 or 4.5% in 1994 versus 1993. Loans increased by 1.6% to $76,579,717 in 1994 over 1993. Tax free loans decreased by $3,042,774 while mortgage and consumer loans increased by $4,244,583. Investment securities increased by $4,987,758 or 8.4% to $64,447,904. Deposits decreased by $1,991,157 or 1.6% in 1994 versus 1993. Savings and interest-bearing demand deposits decreased by 10.3% to $44,463,645 while noninterest-bearing demand deposits increased by 9.7% to $16,072,342 and time deposits increased by 2.8% to $63,423,152. Shareholders' equity increased by $4,902 to $15,371,821 in 1994 over 1993, and primary capital was $16,247,308 on December 31, 1994 or 10.45% of total assets. Shareholders' equity on December 31, 1994 included $15,515 of unrealized holding losses on investment securities versus $991,818 of unrealized holding gains on investment securities included in Shareholders' equity on December 31, 1993. Shareholders' equity, excluding the unrealized holding gains/losses on investment securities account, increased by 7.0% in 1994 over 1993.

The Company has no preliminary merger negotiations at this time.

The consolidated earnings of the Company are derived primarily from the activities of the Bank. The economy in the Bank's service area is stable and is expected to remain stable considering the current national economic forecast. The service area has a diversified employer base to support the local economy. The mixed employer base is a positive factor on the Bank's customers and future. The Bank is reviewing the cost of constructing a new branch office for its North Towanda Branch. The new branch will facilitate the customer needs for that location which have outgrown the current facility.

The following discussion and analysis of the Company's results of operations for the years 1994, 1993, and 1992 addresses the significant changes in the principal sources of earnings and expenses. This review should be read in conjunction with the information provided in the Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements.

NET INCOME
Net income for 1994 was $1,592,200, an increase of $24,998, or 1.6% versus 1993. In 1993 net income increased $91,552 or 16.2% over 1992. On a per-share basis, net income for 1994 was $2.88, 1993 was $2.85 and 1992 was $2.70. The following table presents the amount and percent of increase (decrease) for the major components of net income for the years under review.

                                             Increase (Decrease)
                                      1994 vs. 1993       1993 vs. 1992
                                   ------------------  -------------------
                                    Amount    Percent    Amount    Percent
Interest income................... $299,787     3.0    $(704,003)    (6.6)
Interest expense..................  142,965     3.1     (784,509)   (14.4)
                                   --------            ---------
Net interest income...............  156,822     2.9       80,506      1.5
Provision for loan losses.........  (58,000) (100.0)     (44,000)   (43.1)
Net interest income after
  provision for loan losses.......  214,822     4.0      124,506      2.4
Other operating income............   14,952     1.9       31,994      4.2
Other operating expense...........  195,776     4.9       25,948      0.6
                                   --------            ---------
Income before income taxes........   33,998     1.6      130,552      6.7
Provision for income taxes........    9,000     1.7       39,000      8.1
                                   --------            ---------
Net Income........................ $ 24,998     1.6    $  91,552      6.2
                                   ========            =========

INTEREST INCOME
The level of interest income is determined by the volume, mix and yield of the average earning assets managed during the year. The major components of earning assets are loans, investment securities and bankers' acceptances.

The average daily balance of earning assets in 1994 was $140,939,719, an increase of $8,645,271 over 1993 or 6.5%. In 1993 the average daily balance of earning assets was $132,294,448, an increase of $6,460,072 over 1992 or 5.1%.

In 1994 interest and fees on loans increased $146,309 or 2.2% versus 1993. The increase was a result of an increase in the average loan balance outstanding for the year. In 1994 loans averaged $77,166,799 and had a yield of 8.78%. In 1993 loans averaged $74,071,175 and had a yield of 8.95%. In 1993 interest and fees on loans decreased $185,689 or 2.7% versus 1992. This decrease was a result of a decrease in the yield. In 1992 loans averaged $70,341,354 and had a yield of 9.69%. Investment income, including Federal Funds Sold income, for 1994 increased $153,478 or 4.5% versus 1993. The increase was caused by an increase in the average balance. In 1994 investments averaged $63,772,921 and had a yield of 5.60%. In 1993 investments averaged $59,103,994 and had a yield of 5.78%. Investment income for 1993 decreased $518,314 or 13.4% versus 1992. The decrease was a result of a decrease in the yield. In 1992 investments averaged $55,493,022 and had a yield of 7.09%.

An analysis of the changes in interest income follows:

<CAPITON>
                                                 Increase (Decrease)
                                        1994 vs. 1993           1993 vs. 1992
                                    ---------------------    ---------------------
                                      Amount      Percent      Amount      Percent
Interest and fees on loans........  $ 146,309        2.2     $(185,689)      (2.7)
Interest and dividends on
  investment securities:
  U.S. Government.................    545,386       24.8      (305,695)     (12.2)
  Municipals......................    (99,840)     (36.2)      (75,843)     (21.6)
Interest on federal funds
  sold............................    (40,942)     (79.4)      (63,783)     (55.3)
Interest on other
  investments.....................   (251,126)     (28.1)      (72,993)      (7.6)
                                    ---------                ---------
        TOTAL.....................  $ 299,787        3.0     $(704,003)      (6.6)
                                    =========                ==========

OTHER OPERATING INCOME
In 1994 other operating income (which includes all noninterest income) increased $14,952 or 1.9% versus 1993. Trust income decreased $63,963 or 66.4%, securities gains increased $76,030 or 125.3%, service charge on deposit accounts decreased $10,701 or 3.0% and other income increased $13,586 or 4.8%. The large decrease in trust income was the result of the high value and number of new and closed trust accounts during 1993. In 1993 other operating income increased $31,994 or 4.2% versus 1992. Trust income increased $59,871 or 164.0%, service charge on deposit accounts decreased $13,319 or 3.6%, securities gains decreased $7,971 or 11.6% and other income decreased $6,587 or 2.3%. The reason for the increase in trust income is explained above. Security transactions (gains or losses) are the result of a continuing evaluation of the investment portfolio by management to match the assets of the investment portfolio with corresponding interest-bearing liabilities and to improve yields.

INTEREST EXPENSE
Interest expense in 1994 increased $142,965 or 3.1% over 1993. This was due to the increase in the average balance of interest-bearing deposits and liabilities. In 1994 interest-bearing deposits and liabilities had an average balance of $119,765,710 and an average rate of 4.0% versus 1993 which had an average balance of $114,326,142 and an average rate of 4.1%. In 1993 interest expense decreased $784,509 or 14.4% versus 1992. This was due to a decrease of
 .8% in the average rate. In 1992 interest-bearing deposits and liabilities had an average balance of $110,105,751 and an average rate of 4.9%.

An analysis of the change in interest expense follows:


                                                  Increase (Decrease)
                                         1994 vs. 1993            1993 vs. 1992
                                    ---------------------    ----------------------
                                       Amount     Percent       Amount      Percent
Savings...........................  $ (32,231)      (5.1)     $(148,924)     (18.9)
Interest-bearing demand
  deposits........................   (101,240)     (17.6)      (174,276)     (23.2)
Time deposits.....................   (140,386)      (4.4)      (668,268)     (17.2)
Other interest....................    416,822      195.9        206,959    3,529.1
                                    ---------                 ---------
          TOTAL...................  $ 142,965        3.1      $(784,509)     (14.4)
                                    =========                 =========

OTHER OPERATING EXPENSE
Other operating expense increased $195,776 or 4.9% in 1994 versus 1993. Salaries and employee benefits decreased $20,811 or 1.1%. Occupancy expense increased $11,505 or 4.5% and furniture and fixtures expense increased $18,836 or 5.0%. All other expenses increased $186,246 or 12.6%. This increase was due to increased insurance cost, increased examination and audit expense and increased reserve expense and paid claims in the Insurance Company. In 1993 other operating expense increased $25,948 or .6% versus 1992. Salaries and employee benefits increased $42,205 or 2.2%. Occupancy expense increased $4,097 or 1.6% and furniture and fixture expense decreased $19,426 or 4.9%. All other expenses decreased $928 or .1%.

PROVISION FOR INCOME TAXES
The increase in the provision for incomes taxes in 1994 of $9,000 versus 1993 is the result of the increase in income before taxes. The increase in the provision for income taxes in 1993 of $39,000 versus 1992 is also the result of the increase in income before taxes.

ASSETS ACQUIRED THROUGH FORECLOSURE
On December 31, 1993 the Bank held one property in Assets Acquired Through Foreclosure, which was acquired in satisfaction of a loan. This property is carried on the Bank's balance sheet at the lower of cost or fair market value. This property is for sale and is annually reappraised to ensure that the value carried on the books is not overstated. Management does not foresee any material impact on future results or operations because of this property.

RATE SENSITIVITY
Rate sensitive balances are defined as those balances that mature or can be repriced within one year. The object of interest rate sensitivity management is to control interest rate risk, which is the change in net interest income which may result from volatility in market interest rates. Interest rate risk is measured by the gap position, the difference between interest-sensitive assets and interest-sensitive liabilities. A positive gap, when interest-sensitive assets exceed interest-sensitive liabilities, is generally favorable when market interest rates are rising while a negative gap position, when interest-sensitive liabilities exceed interest-sensitive assets is normally advantageous when interest rates are declining.

As of December 1994, rate sensitive assets constituted 49.7% of total assets as compared to 59.6% at December 31, 1993. During the same period, rate sensitive liabilities increased from 50.4% in 1993 to 54.4% in 1994.

Management recognizes the need for financial planning and control in this area as a part of asset and liability management. Policies have been established and are continually reviewed by management to establish patterns of rate sensitivity that will promote asset growth and increased earnings. Management uses its rate sensitivity analysis to keep the Bank in a position that will allow it to adjust the interest rates on its rate sensitive assets and liabilities to improve net interest income. The following is an analysis of the Company's rate sensitivity:

                        INTEREST RATE SENSITIVITY TABLE
                               December 31, 1994
                                 In Thousands

                                                                             Noninterest-
                                                                               Earning/
                                                     After                     Bearing
                                                    One Year                   Assets/
                                        Within     But Within      After     Liabilities
                                       One Year*     Five*      Five Years*   & Equity      Total
ASSETS:
 Interest-bearing securities.....      $   794     $            $            $            $    794
 Investment securities...........       30,334      16,629       17,485                     64,448
 Loans...........................       46,090      19,787       10,703                     76,580
 Other assets....................                                             13,611        13,611
                                       -------     -------      -------      -------      --------
    Total Assets.................      $77,218     $36,416      $28,188      $13,611      $155,433
                                       =======     =======      =======      =======      ========

LIABILITIES AND
SHAREHOLDERS' EQUITY:
 Interest-bearing deposits.......      $75,749     $32,134      $     4      $            $107,887
 Demand deposits.................                                             16,072        16,072
 Borrowings......................        8,774       1,000        5,500                     15,274
 Other Liabilities...............                                                828           828
 Shareholders' equity............                                             15,372        15,372
                                       -------     -------      -------      -------      --------
    Total liabilities and
      shareholders' equity.......      $84,523     $33,134      $ 5,504      $32,272      $155,433
                                       =======     =======      =======      =======      ========

 INTEREST RATE
 SENSITIVITY GAP.................      $(7,305)    $ 3,282      $22,684
                                       =======     =======      =======

*The time periods refer to when interest rate changes or when the asset or liability can be repriced, not the maturity date.

                                                          December 31,
                                                        1994        1993
Percent of total:
  Rate sensitive assets............................    49.7%       59.6%
  Fixed rate assets................................    50.3%       40.4%
  Rate sensitive liabilities.......................    54.4%       50.4%
  Fixed rate liabilities...........................    45.6%       49.6%
Ratio of rate sensitive assets
  to rate sensitive liabilities....................     .91        1.18

Other ratios:
  Return on average assets.........................    1.05%       1.10%
  Return on average equity.........................   10.41%      11.30%
  Dividend payout ratio............................   36.43%      34.07%
  Average equity to average assets ratio...........   10.12%       9.72%

LIQUIDITY
The objectives of the liquidity management policy are to meet the cash flow requirements of customers, to meet the Company's financial commitments and to take advantage of market opportunities as they arise. Funding requirements include loan origination, investments, depositor withdrawals and expense disbursements.

The Company's primary source of liquidity is deposits, other sources include scheduled asset maturities, borrowed funds, shareholders' equity and the investment portfolio.

The Company's long term liquidity needs are fulfilled with core deposits. Short term liquidity needs are fulfilled by borrowing funds or selling investments.

At December 31, 1994, investment securities due within one year were 47.0% of the total investment portfolio. Investment securities due within one year on December 31, 1993 were 59.6% of the total investment portfolio. The maturity distribution of the investment portfolio is given below (in thousands):

                                        1994                 1993
                                  Amount    Percent    Amount    Percent
Maturities
Within one year...............   $30,334     47.0%    $35,439     59.6%
After one year but
  within 5 years.............     16,629     25.8      16,108     27.1
After 5 years but within
  10 years.....................   16,338     25.4       7,174     12.1
After 10 years...............      1,147      1.8         739      1.2
                                 -------    -----     -------    -----
     TOTAL.....................  $64,448    100.0%    $59,460    100.0%
                                 =======    =====     =======    =====

ASSET QUALITY ANALYSIS
The Company does not participate in high yield financing or non-investment grade loans and investments.

The adequacy of the allowance for loan losses takes into consideration factors including historical and anticipated loan loss expense, thorough analysis of delinquent or non-performing loans, anticipated economic conditions, and review of the loan portfolio by management.

Losses on loans to consumers, both installment and revolving credit, may be reasonably predicted. This class of loans has historically generated small losses due to the diversity of the loans and very active counseling efforts.

Real estate loans, primarily secured by mortgages on single family homes, have a low loss potential due to diversity and managed collateral.

Commercial loans have the highest degree of economic risks. We analyze the financial position of all commercial loan customers on a regular basis to insure that any economic downturn in the general economy or in their business has not adversely effected their ability to meet the terms of their loans. The Bank performs a quarterly analysis of the adequacy of the allowance for loan losses. In 1992 the Bank retained a consulting firm that specializes in the review of loan portfolios for financial institutions. The review included determining the adequacy of the allowance for loan loss and the overall quality of the loan portfolio. The consulting firm's 1994 review concluded that the overall quality of the portfolio and the adequacy of the allowance for loan losses were within acceptable industry standards. It is the Bank's intention to continue with an external review of the loan portfolio annually.

At December 31, 1994, the Bank had no undue concern about the eventual collectability of loans that were performing according to terms at that date. Through its internal credit review program, and with the assistance of the annual independent, external loan review, potential risks are identified and monitored, and appropriate action is taken. The Bank strives to mitigate future concern through the proper analysis/assessment of loan originations and the proper evaluation of collateral offered or required.

Taking into consideration this loan policy, management does not foresee any significant change in the Bank's excellent historical loan loss record as a percent of average loans.

At December 31, 1994 and 1993, accruing loans which are contractually past due 90 days or more due to principal and interest payments amounted to $586,297 and $71,103, respectively.

At year end loan loss allowance was $875,487, which is 1.13% of net loans and 1.20% of risk loans. Risk loans exclude those loans guaranteed by government agencies and those secured by deposits. This allowance is deemed adequate when compared to the loss record.

Although the Bank's credit extensions are primarily centered in its market area and its loan portfolio is diversified, a substantial portion of its debtors' ability to honor their contracts is dependent on the economic sector in which it operates.

            Reconciliation and Analysis of the Allowance for Loan Losses
                                                    1994         1993         1992
Allowance at beginning of year................     $932,328     $896,092     $850,160
Provision for loan losses.....................            -       58,000      102,000
Losses charged off:
  Commercial..................................            -            -            -
  Agricultural................................            -            -            -
  Real Estate.................................       47,039       16,436       29,046
  Consumer....................................       18,075       21,649       56,150
                                                   --------     --------     --------
Total losses charged off......................       65,114       38,085       85,196
Recoveries of losses previously charged off:
  Commercial..................................            -            -            -
  Agricultural................................            -            -            -
  Real Estate.................................            -        2,329       11,574
  Consumer....................................        8,273       13,992       17,554
                                                   --------     --------     --------
Total recoveries..............................        8,273       16,321       29,128
Net losses charged off........................       56,841       21,764       56,068
                                                   --------     --------     --------
Allowance at end of year......................     $875,487     $932,328     $896,092
                                                   ========     ========     ========

                                     Outstanding Loans
                                                      1994           1993           1992
Loans net of unearned discount and
  unamortized fees, at year end...............     $77,455,204    $76,313,186    $71,652,898
Average net loans.............................     $77,166,799    $74,071,175    $70,341,354
Risk loans, at year end.......................     $72,891,333    $72,460,911    $67,211,063
Ratios:
  Allowance / net loans at year end...........         1.13%          1.22%          1.25%
  Net loans charged off average loans.........          .07%           .03%           .08%
  Allowance / risk loans / at year end........         1.20%          1.29%          1.33%

CAPITAL ADEQUACY
A strong capital position is a positive force in maintaining the confidence of our customers and shareholders. If capital accounts were to fall below a minimum level of total assets and asset quality was weakened, the ability to withstand a major loss could be significantly impaired. Regulatory capital requirements have minimum ratios of core capital of 4 percent and total qualifying capital of 8 percent of risk-weighted assets and certain off-balance sheet items for the Bank. At December 31, 1994 core capital was 9.4% of total assets and total qualifying capital was 22.0% of total risk-weighted assets. This strong capital position will allow the Bank to plan for continued growth and expansion.

The only capital expenditures planned at this time relate to normal plant and equipment items which will not have any material effect on the Company's current capital ratios.

The Board of Directors and Management look forward to the challenges of 1995 with enthusiasm and an optimistic outlook for continued growth and profitability.

Regulatory authorities have issued guidelines for assessing the capital adequacy of a well-managed bank holding company. Prior to 1990 the minimum capital ratio guideline was 5.5% of primary capital to total assets for Community Bank Holding Companies such as National American Bancorp, Inc. The Company's primary capital ratios for 1994, 1993 and 1992 were 10.45%, 10.96% and 10.07%, respectively. In
1990 new guidelines were established, which require banks and bank holding companies to maintain a leverage ratio of core capital to total assets of 3 percent for 1991. Under the new guidelines banks must maintain minimum ratios of core capital and total qualifying capital at 4 percent and 8 percent of risk-weighted assets and certain off-balance sheet items, respectively. At December 31, 1994, the Bank's core capital was $14,436,869, total qualifying capital was $15,306,547, total assets were $154,139,473 and total risk-weighted assets were $69,574,150. Core capital was 9.4% of total assets and 20.8% of total risk-weighted assets. Total qualifying capital was 22.0% of total risk-weighted assets. At December 31, 1993, the Bank's core capital was $13,432,263, total qualifying capital was $14,364,591, total assets were $147,399,855, and total risk-weighted assets were $81,606,582. Core capital was 9.0% of totals assets and 16.5% of total risk-weighted assets. Total qualifying capital was 17.6% of total risk-weighted assets. At December 31, 1992, the Bank's core capital was $12,284,329, total qualifying capital was $13,180,421, total assets were $138,545,883, and total risk-weighted assets were $81,014,220. Core capital was 8.9% of total assets and 15.2% of total risk-weighted assets. Total qualifying capital was 16.3% of total risk-weighted assets.

The following chart shows the Company's capital as a percent of total assets:

                              1994                       1993                        1992
                      Amount       Percent        Amount       Percent        Amount       Percent
Core capital...... $ 15,371,821      9.89%     $ 15,366,919     10.33%     $ 13,173,517      9.43%
Primary capital... $ 16,247,308     10.45%     $ 16,299,248     10.96%     $ 14,069,609     10.07%
Total assets...... $155,432,999                $148,704,804                $139,752,465

                        NATIONAL AMERICAN BANCORP, INC.

                                   DIRECTORS
DONALD E. ADAMS                            JOHN F. LANGAN
 Retired, Overhead Door Co.                 Retired, Pharmacist
JOSEPH W. CUMMINGS                         DAVID S. PACKARD
 Retired, Cummings Well                     President & CEO, National
  Drilling                                   American Bancorp, Inc. &
HENRY C. DUNN                                First National Bank of
 President, Henry Dunn, Inc.                 Bradford County
  Insurance/Real Estate                    H. LLOYD STREBY
JOHN J. GRIFFIN                             Retired, Supervisor GTE
 President, Griffin, Dawsey                  Sylvania
  & DePaola, P.C., Attorneys
  at Law

                                   OFFICERS
DAVID S. PACKARD.....................................................  President
DONALD R. BRENNAN...................................  Vice President & Treasurer
JAMES E. PARKS..................................................  Vice President
EDWARD F. EARLEY................................................  Vice President
JOHN F. LANGAN.......................................................  Secretary

                  THE FIRST NATIONAL BANK OF BRADFORD COUNTY

                                   DIRECTORS
DONALD E. ADAMS                            JOHN F. LANGAN
 Retired, Overhead Door Co.                 Retired, Pharmacist
JOSEPH W. CUMMINGS                         WALTER E. NEWTON, JR.
 Retired, Cummings Well                     Partner, Formula 1
  Drilling                                   Feeds, Inc.
HENRY C. DUNN                              DAVID S. PACKARD
 President, Henry Dunn, Inc.                President & CEO, National
  Insurance/Real Estate                      American Bancorp, Inc. &
ROBERT L. FERRARIO                           First National Bank of
 Owner, Ferrario Chevrolet,                  Bradford County
  Inc.                                     H. LLOYD STREBY
JOHN J. GRIFFIN                             Retired, Supervisor, GTE
 President, Griffin, Dawsey                  Sylvania
  & DePaola, P.C., Attorneys               THOMAS C. THOMPSON, JR.
  at Law                                    Owner, Thomas C. Thompson
GERARD J. JANNONE                            CPA, Accounting Firm
 Owner, Camp Ballibay, Inc.
R. JOSEPH LANDY
 Partner, Landy & Landy
  Attorneys at Law


                              DIRECTORS EMERITUS

NICHOLAS P. CHACONA         JAMES E. MEREDITH         DONALD REUTER
L. LANG DAYTON              JAMES E. NICHOLS          LEE R. SIMONS

                                   OFFICERS
DAVID S. PACKARD.....................................................  President
DONALD R. BRENNAN ....................................  Vice President & Cashier
JAMES E. PARKS ................  Vice President, Branch Administration/Marketing
EDWARD F. EARLEY...........................  Vice President, Loan Administration

                                  ACCOUNTING

HAROLD R. GRIMM.......................................  Assistant Vice President
LOU ANN MCGUIRE..............................................  Assistant Cashier

                             BRANCHES - OPERATIONS

VALERIE W. KINNEY.....  Assistant Vice President Branch Administration/Marketing
SHARON A. WILSON............................................  Compliance Officer
CINDY E. YANUZZI..........................................  Branch Administrator
LISA L. BROWN.............................................  Branch Administrator
CONNIE R. BENTLEY...............................................  Office Manager
KATHY L. BLEMLE.................................................  Office Manager
M. SUE BRUMBAUGH....................................  Office Manager/CRA Officer
PHYLLIS H. FINCH................................................  Office Manager
ANNE J. HARKNESS................................................  Office Manager
SHEILA A. HOWARD................................................  Office Manager
MELANIE L. KELLOGG..............................................  Office Manager
DIANE M. SHAFFER................................................  Office Manager
ANITA J. THOMAS.................................................  Office Manager
PATRICIA L. WILCOX..............................................  Office Manager

                            CORPORATE HEADQUARTERS

CONNIE B. WILLIAMS......................................  Administrative Officer

                                DATA PROCESSING

JOHN H. ENGLE.........................  Assistant Vice President Data Processing
RANDY L. HICKOX..........................................  Assistant Cashier-EDP

                                LOAN DEPARTMENT

JAMES H. NICHOLS..........................................  Vice President Loans
JOSEPH J. GRILLY................................  Assistant Vice President Loans
JAMES A. BERRY..................................  Assistant Vice President Loans
E. RAE PARKS....................................  Assistant Vice President Loans
DANIEL K. ROOF...........................................  Consumer Loan Officer
JOHN E. DALY, JR.........................................  Consumer Loan Officer
KAREN O. GLOSENGER.......................................  Mortgage Loan Officer

                               TRUST DEPARTMENT

MARY E. THOMAS...................................................  Trust Officer

               NATIONAL SECURITY AMERICAN LIFE INSURANCE COMPANY
                                   DIRECTORS

DONALD E. ADAMS                            JOHN F. LANGAN
 Retired, Overhead Door Co.                 Retired, Pharmacist
HENRY C. DUNN                              DAVID S. PACKARD
 President, Henry Dunn, Inc.                President & CEO, National
  Insurance/Real Estate                      American Bancorp, Inc. &
JOHN J. GRIFFIN                              First National Bank of
 President, Griffin, Dawsey                  Bradford County
  & DePaola, P.C., Attorneys
  at Law

                                   OFFICERS

DAVID S. PACKARD.....................................................  President
JAMES E. PARKS..................................................  Vice President
EDWARD F. EARLEY................................................  Vice President
DONALD R. BRENNAN..........................................  Secretary/Treasurer

                                                                        ANNEX IV


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549


                                  FORM 10-Q
                             --------------------

                  QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                    For The Quarter Ended:  June 30, 1995

                                 No. 2-91041
                           ------------------------
                           (Commission File Number)



                       NATIONAL AMERICAN BANCORP, INC.
--------------------------------------------------------------------------------
            (Exact Name of Registrant as Specified in its Charter)

                PENNSYLVANIA                               23-2296986
--------------------------------------------------------------------------------
          (State of Incorporation)                  (IRS Employer ID Number)

          312 MAIN ST., TOWANDA, PA                          18848
--------------------------------------------------------------------------------
   (Address of Principal Executive Offices)                (Zip Code)

                                (717) 265-6191
                       -------------------------------
                       (Registrant's Telephone Number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing
requirements for the past 90 days.  Yes  X    No
                                        ---      ---


               Number of Shares Outstanding as of June 30, 1995


               CAPITAL STOCK-COMMON               577,970
--------------------------------------------------------------------------------
                 (Title of Class)          (Outstanding Shares)

                       NATIONAL AMERICAN BANCORP, INC.
                                  FORM 10-Q

Part I - Financial Information
Item 1 - Financial Statements

                     CONSOLIDATED STATEMENT OF CONDITION
                                 (Unaudited)


ASSETS:                                             06/30/95          12/31/94
                                               ---------------   ---------------

Cash and cash equivalents:
   Cash and due from banks...................  $  5,973,004.24   $  8,012,242.14
   Interest-bearing balances in banks........       806,282.21        794,446.12
   Federal funds sold........................     1,450,000.00              0.00
                                               ---------------   ---------------
   TOTAL.....................................     8,229,286.45      8,806,688.26

Investment securities, held-to-maturity
 (estimated market value of $42,060,992
 and $42,444,117 on June 30, 1995 and
 December 31, 1994, respectively)............    41,588,935.58     43,384,659.83
Investment securities, available-for-sale....    22,983,688.92     21,063,244.08
Loans, Total.................................    76,552,288.08     78,812,227.24
   Less:  Unearned Income....................     1,367,636.84      1,357,022.92
   Less:  Reserve for possible Loan Loss.....       875,667.27        875,486.97
   Loans, Net................................    74,308,983.97     76,579,717.35
Bank premises and equipment..................     3,677,664.98      3,761,300.64
Other real estate............................        23,000.00         33,427.14
Accrued interest receivable..................     1,376,018.97      1,245,428.93
Other assets.................................       485,569.99        558,533.04
                                               ---------------   ---------------

   TOTAL.....................................  $152,673,148.86   $155,432,999.27
                                               ===============   ===============

LIABILITIES:
Noninterest-bearing demand deposits..........  $ 17,024,468.10   $ 16,072,341.82
Interest-bearing demand deposits.............    19,003,059.51     20,063,410.17
Savings deposits.............................    22,240,341.51     24,400,234.47
Time deposits................................    68,117,967.44     63,423,152.46
                                               ---------------   ---------------
   Total deposits............................   126,385,836.56    123,959,138.92
Borrowed Funds, long term....................     6,500,000.00      6,500,000.00
Borrowed Funds, short term...................     1,000,000.00      8,773,700.00
Accrued interest payable.....................       302,275.42        258,315.10
Other liabilities............................     1,227,193.53        570,024.39

   Total Liabilities.........................   135,415,305.51    140,061,178.41
                                               ---------------   ---------------

SHAREHOLDERS' EQUITY
Common stock, par value $5.00 per share
1,000,000 shares authorized, 555,970
issued and outstanding, of which 3,623
shares are in the treasury on 06/30/95.......     2,889,850.00      2,779,850.00
Surplus......................................       696,882.00         23,132.00
Retained earnings............................    13,307,985.15     12,700,290.44
Unrealized gains/(losses) on securities......       479,062.20        (15,515.58)
Less Treasury stock at cost..................      (115,936.00)      (115,936.00)
                                               ---------------   ---------------

   Total shareholders' equity................    17,257,843.35     15,371,820.86
                                               ---------------   ---------------

   TOTAL.....................................  $152,673,148.86   $155,432,999.27
                                               ===============   ===============


                       NATIONAL AMERICAN BANCORP, INC.
                                  FORM 10-Q

Part I - Financial Information (con't)
Item 1 - Financial Statements (con't)

                       CONSOLIDATED STATEMENT OF INCOME
                                 (Unaudited)

                                                    For the Three Months Ended
                                                   -----------------------------
ASSETS:                                               06/30/95        06/30/94
                                                   -------------   -------------

INTEREST INCOME:
   Interest and Fees on Loans...................   $1,846,811.09   $1,723,666.30
   Investment Income............................    1,196,445.41      788,719.64
   Interest on Federal Funds Sold...............        5,056.92        2,036.03
                                                   -------------   -------------
      Total Interest Income.....................    3,048,313.42    2,514,421.97

INTEREST EXPENSE:
   Interest on Deposits.........................    1,235,010.42    1,029,439.74
   Other Interest Expense.......................      210,520.91      113,523.76
                                                   -------------   -------------
      Total Interest Expense....................    1,445,531.33    1,142,963.50

NET INTEREST INCOME.............................    1,602,782.09    1,371,458.47
PROVISION FOR LOAN LOSSES.......................       15,000.00            0.00
                                                   -------------   -------------

NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES....................    1,587,782.09    1,371,458.47

OTHER OPERATING INCOME:
   Trust Department Income......................        1,890.95          107.78
   Service Charges on Deposit Accounts..........       75,222.20       88,107.50
   Other Income.................................       68,039.30       67,595.94
   Securities Gains (Losses)....................            0.00            0.00
                                                   -------------   -------------

      Total Other Operating Income..............      145,152.45      155,811.22

OTHER OPERATING EXPENSES:
   Salaries and Employee Benefits...............      473,916.13      477,662.77
   Occupancy Expense (net)......................       59,169.02       60,639.86
   Furniture and Equipment Expense..............       93,084.04       97,507.80
   Other Expense................................      412,468.84      409,798.80
                                                   -------------   -------------

      Total Other Operating Expense.............    1,038,638.03    1,045,609.23

INCOME BEFORE INCOME TAXES:                           694,296.51      481,660.46
   Provision for Income Taxes...................      214,000.00      103,000.00
                                                   -------------   -------------

NET INCOME:.....................................   $  480,296.51   $  378,660.46
                                                   =============   =============

EARNINGS PER SHARE:

   Net Income...................................   $        0.85   $        0.69
                                                   =============   =============

   Average Common Shares Outstanding............         564,567         552,347
                                                   =============   =============

                       NATIONAL AMERICAN BANCORP, INC.
                                  FORM 10-Q

Part I - Financial Information (con't)
Item I - Financial Statements (con't)

                       CONSOLIDATED STATEMENT OF INCOME
                                  (Unaudited)

                                                     For the Six Months Ended
                                                   -----------------------------
                                                      06/30/95        06/30/94
                                                   -------------   -------------

INTEREST INCOME:
   Interest and Fees on Loans...................   $3,603,764.89   $3,351,100.48
   Investment Income............................    2,306,828.55    1,576,957.10
   Interest on Federal Funds Sold...............        5,056.92       10,344.54
                                                   -------------   -------------

      Total Interest Income.....................    5,915,650.36    4,938,402.12

INTEREST EXPENSE:
   Interest on Deposits.........................    2,387,942.76    2,041,522.46
   Other Interest Expense.......................      437,960.75      214,689.59
                                                   -------------   -------------
      Total Interest Expense....................    2,825,903.51    2,256,212.05

NET INTEREST INCOME.............................    3,089,746.85    2,682,190.07
PROVISION FOR LOAN LOSSES.......................       20,000.00            0.00
                                                   -------------   -------------

NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES....................    3,069,746.85    2,682,190.07

OTHER OPERATING INCOME:
   Trust Department Income......................       27,620.13       25,599.19
   Service Charges on Deposit Accounts..........      152,375.19      170,087.15
   Other Income.................................      129,085.83      138,775.29
   Securities Gains (Losses)....................            0.00      105,239.63
                                                   -------------   -------------

      Total Other Operating Income..............      309,081.15      439,701.26

OTHER OPERATING EXPENSES:
   Salaries and Employee Benefits...............      954,288.22      954,177.59
   Occupancy Expense (net)......................      127,974.99      139,500.41
   Furniture and Equipment Expense..............      188,794.02      196,387.75
   Other Expense................................      815,868.68      837,675.53
                                                   -------------   -------------

      Total Other Operating Expenses............    2,086,925.91    2,127,741.28

INCOME BEFORE INCOME TAXES:                         1,291,902.09      994,150.05
   Provision for Income Taxes...................      380,000.00      229,000.00
                                                   -------------   -------------

NET INCOME:.....................................   $  911,902.09   $  765,150.05
                                                   =============   =============

EARNINGS PER SHARE:

   Net Income...................................   $        1.63   $        1.39
                                                   =============   =============

   Average Common Shares Outstanding............         558,491         552,347
                                                   =============   =============

                       NATIONAL AMERICAN BANCORP, INC.
                                  FORM 10-Q

Part I - Financial Information (con't)
Item I - Financial Statements (con't)

                     CONSOLIDATED STATEMENT OF CASH FLOWS
                           For the Periods Indicated


                                                         Six Months Ended
                                                              June 30
                                                   ----------------------------
                                                      1995             1994
                                                   ------------    ------------

NET CASH PROVIDED BY OPERATIONS.................   $  1,461,558    $  1,118,542
                                                   ------------    ------------

INVESTING ACTIVITIES:
   Proceeds from Maturity on Bankers
    Acceptances.................................      4,333,966       2,275,223
   Purchase of Bankers Acceptances..............     (1,446,200)     (4,131,051)
   Proceeds from Sale of Other Investment
    Securities..................................              0       6,228,154
   Proceeds from Maturity of Other Investment
    Securities..................................     12,012,450      17,450,811
   Purchase of Other Investment Securities......    (14,297,023)    (26,834,646)
   (Excess) Deficit of Loans Originated
    Over Principal Collected....................      2,270,733         879,941
   Bank Premises and Equipment Additions........        (73,476)       (104,325)
   Proceeds from Sale of Bank Premises and
    Equipment...................................
   Proceeds from Sale of Assets Acquired
    through foreclosure.........................         28,049         116,236
                                                   ------------    ------------

   Net Cash Used in Investing Activities........      2,828,499      (4,119,657)
                                                   ------------    ------------


FINANCING ACTIVITIES:
   Net Increase (Decrease) in Deposit
    Accounts....................................      2,426,698      (2,044,990)
   Proceeds from Borrowed Funds.................     (7,773,700)      6,535,700
   Cash Dividends...............................       (304,207)       (287,220)
   Proceeds from Stock Options Exercised........        783,750
                                                   ------------    ------------

   Net Cash Provided (Used) by Financing
    Activities..................................     (4,867,459)      4,203,490
                                                   ------------    ------------


INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS....................................       (577,402)      1,202,375

CASH AND CASH EQUIVALENTS, BEGINNING OF
 PERIOD.........................................      8,806,688       8,422,807
                                                   ------------    ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD........   $  8,229,286    $  9,625,182
                                                   ============    ============


                       NATIONAL AMERICAN BANCORP, INC.
                                  FORM 10-Q

Part I - Financial Information (con't)
Item 1 - Financial Statements (con't)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS:
-------------------------------------------

(1)  Reporting and Accounting Policies:

     The Interim Financial Statements are unaudited, but, in the opinion of the Management, reflect all adjustments necessary for a fair presentation of results for such periods. The results of operations for any interim period are not necessarily indicative of results for the full year.

     The Financial Statements should be read in conjunction with the "Notes to Financial Statements" contained in the December 31, 1994 annual report for National American Bancorp, Inc.

(2)  Investment Securities:

     The estimated market value of investment securities held-to-maturity on December 31, 1994 was $42,444,117, on June 30, 1995 it was $42,060,992.

(3)  Deposits:

     Time deposits over $100,000 were $8,484,000 and $7,777,994 on December 31, 1994 and June 30, 1995, respectively.

                       NATIONAL AMERICAN BANCORP, INC.
                                  FORM 10-Q

Part I - Financial Information (con't)
Item 2 - Management's Discussion and Analysis of Financial
            Condition and Results of Operation.


FINANCIAL CONDITION:
-------------------

      Loans declined $2,270,734 in the first half of 1995. Commercial loans decreased $664,262, tax free loans decreased $864,052, mortgage loans decreased $298,875, all other loans decreased $443,545. The decrease was the result of higher interest rates, and the economic slowdown. Deposits increased $2,426,698 in the first six months of 1995. Demand deposits increased $952,126 and time deposits increased $4,694,815 but savings and interest-bearing demand deposits declined by $3,220,244. Borrowed funds declined $7,773,700 during the first half. The borrowings were paid off with funds from the reduction in loans and the increase in deposits. Shareholders' equity increased $1,886,022 in the first half of 1995. Stock options exercised amounted to $783,750 and the increase in unrealized gains on securities amounted to $494,578. Shareholders' equity was 11.30% of assets on June 30, 1995 compared to 9.89% on December 31, 1994.


RESULTS OF OPERATION:
--------------------

      Net interest income after provision for loan losses increased $216,324 or 16% in the second quarter of 1995 versus the second quarter of 1994. Other operating income decreased $10,659 or 7% and other operating expense decreased $6,971 or 1% in the second quarter of 1995 versus the second quarter of 1994. The provision for income taxes increased because of the increase in income before taxes.

      Net interest income after provision for loan losses increased $387,557 or 14% in the first half of 1995 versus the first half of 1994. Other operating income decreased $130,620 or 30% in the first half of 1995 versus the first half of 1994. In 1994 net security gains were $105,000 versus 1994 which were zero. Other operating expenses declined $40,815 or 2% in the first half of 1995 versus the first half of 1994. The provision for income taxes increased because of the increase in income before taxes.

                       NATIONAL AMERICAN BANCORP, INC.
                                  FORM 10-Q

Part II - Other Information


         NOT APPLICABLE

Item 1.  Legal Proceedings

         NOT APPLICABLE

Item 2.  Changes in Securities

         NOT APPLICABLE

Item 3.  Defaults Upon Senior Securities

         NOT APPLICABLE

Item 4.  Submission of Matters to a Vote of Security Holders

         NONE

Item 5.  Other Information

         NOT APPLICABLE

Item 6.  Exhibits and Reports on Form 8-K

         NOT APPLICABLE

                       NATIONAL AMERICAN BANCORP, INC.
                                  FORM 10-Q

                                SIGNATURE PAGE
                                --------------



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                 Registrant, National American Bancorp, Inc.



Date  July 14, 1995              /s/ David S. Packard
     ---------------             -------------------------------------
                                 David S. Packard
                                 President and Chief Executive Officer


Date  July 14, 1995              /s/ Donald R. Brennan
     ---------------             -------------------------------------
                                 Donald R. Brennan
                                 Secretary/Treasurer
                                 (Chief Financial Officer)

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Harrisburg, Pennsylvania, on the 13th day of October, 1995.

                                                 KEYSTONE FINANCIAL, INC.


                                                 By  /s/ Ben G. Rooke
                                                     ---------------------------
                                                     Ben G. Rooke
                                                     Executive Vice President


      Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.


                      Signature and Capacity                         Date
                      ----------------------                         ----
CARL L. CAMPBELL, President, Chief Executive Officer and
Director; MARK L. PULASKI, Executive Vice President,
Treasurer and Chief Financial Officer; DONALD
F. HOLT, Senior Vice President, Controller and Principal
Accounting Officer; A. JOSEPH ANTANAVAGE, Director; J.
GLENN BEALL, JR., Director; PAUL I. DETWILER, JR.,
Director; DONALD DEVORRIS, Director; RICHARD W. DEWALD,
Director; GERALD E. FIELD, Director; WILLIAM A. GETTIG,
Director; WALTER W. GRANT, Director; PHILIP C. HERR II,
Director; UZAL H. MARTZ, JR., Director; MAX A. MESSENGER,
Director; WILLIAM L. MILLER, Director; ROBERT R. MITCHELL,
Director; DON A. ROSINI, Director; F. DALE SCHOENEMAN, Director;
RONALD C. UNTERBERGER, Director; G. WILLIAM WARD, Director.




By  /s/ Ben G. Rooke                                         October 13, 1995
    -----------------------
      Ben G. Rooke
    Attorney-in-Fact

                                 EXHIBIT INDEX
                                 -------------

                   (Pursuant to Item 601 of Regulation S-K)



                                                                                                                  Page Number
                                                                                                                  in Sequential
Exhibit                                                                                                           Numbering
  No.                                          Description and Method of Filing                                   System
--------  ------------------------------------------------------------------------------------------------------  ---------

  23.4    Consent of Berwind Financial Group, L.P. (filed herewith)                                                  105

  24.1    Power of Attorney (set forth on Page II-5 of the Registration Statement).                                   NA

  99.1    Copy of letter to shareholders of National American Bancorp, Inc. (filed herewith).                        106

  99.2    Copy of Notice of Special Meeting of Shareholders of National American Bancorp, Inc. (filed herewith).     107

  99.3    Copy of form of proxy for use by shareholders of National American Bancorp, Inc. (filed herewith).         108

                                     II-2